June 4, 2009

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
100 F Street, NE
Washington, DC 20549-6010
Attn. Ms. Kristin Lochhead

Via Edgar

RE: Boomerang Systems, Inc.
Staff Letter dated May 20, 2009
File#: 000-10176

Dear Ms. Lochhead:

We are pleased to provide the following responses to the staff’s letter of comment dated May 20, 2009.  The numbered paragraphs of this letter correspond to the numbered paragraphs of the letter of comment.

Form 10K/A for the fiscal year ended September 30, 2008
Management’s Report on Internal Controls over Financial Reporting, page 17

1.	We have revised our Management’s Report on Internal Controls over Financial Reporting disclosure to report on the effectiveness of the controls.

2.	We had thought that disclosing our weakness in Item 9A Controls and Procedures would be sufficient.

Consolidated Financial Statements
Consolidated Statement of Stockholders’ Deficit, page F-4

3.	You are correct about the two lines. These have been updated to accurately display the correct total.

Note 1. Summary of Significant Accounting Policies, page F-7

4.
The historical organizational information presented was that of Digital, the legal acquirer.  Since this is incorrect we have deleted the information regarding the incorporation and name changes that Digital underwent and disclosed the inception of Boomerang Utah.

Note 2. Restatement and Correction of Error of Previously Issued Financial Statements, page F-11

5.
We have updated this note to contain a table that displays the balance sheet and income statement amounts as originally reported and restated.  Under each report there is additional information on the grouping that had the change.

6.	Please see the below table which reconciles to the tables that were included in the first amendment of the Form K on pages F-11 and F-12.

Reconcilation of Points 4 & 5 of Restatement to Table in Note 2

	As Filed		Adjustment to Amendment	Bullet Point 4	Bullet Point 4 (Missing)	Bullet Point 5	Bullet Point 6	To Change Error	Restated
Additional paid in capital:	4,899,178								4,899,178
		(a)	1,500,000	1,500,000					1,500,000
		(b)	(2,259,052)	(2,245,596)		53,904	(67,360)		(2,259,052)
		(c)	1,602,410						1,602,410
									5,742,536

Accumulated deficit:	(8,696,343)								(8,696,343)
		(a)	(1,500,000)					1,500,000	-
		(b)	2,259,052	2,245,596		(53,904)	67,360		2,259,052
		(c)	(289,910)					289,910	-
					(187,500)				(187,500)
								(1,602,410)	(1,602,410)
									(8,227,201)

Total stockholders’ deficit:	(3,780,675)								(3,780,675)
			Change in APIC					843,358	843,358
			Change in A/D					469,142	469,142
									(2,468,175)
Expenses:
General and administrative expenses	5,865,713								5,865,713
		(b)	(2,259,052)	(2,245,596)		53,904	(67,360)		(2,259,052)
									3,606,661

Interest Expense	123,945								123,945
					187,500				187,500
									311,445

Net Loss	(8,684,451)								(8,684,451)
		(b)	2,259,052	2,245,596	(187,500)	(53,904)			2,071,552
									(6,612,899)

7.
In the original 10K that was filed we recorded the amount for the fully vested stock options that were granted in February 2008.  However, we recorded this expense at year end instead of as of the date of the grant.  We have amended the March and June 10Q to reflect the recording of this expense at the time they were granted.

8.	Please note that it is the fifth bullet point, not the fourth that has this error. It should have stated September 30, 2008 not 2009.

Form 10-QSB/A for the fiscal quarters ended March 31, 2008 and June 30, 2008
Note 3. Restatement and Correction of Error of Previously Issued Financial Statements, page 10

9.	It is not reflected in the amendment for the Forms 10Q/A because the original entry for this item was recorded at year end and not when the warrants were granted.

10.
Please be advised that the $1.6 and $53,904 are two different types of options.  The $53,904 disclosed in the 10K/A is the expense for stock options that are subjected to a vesting schedule. Originally, we thought that an expense for this type of option does not get recorded until the first vesting tier.  The disclosure of the $1.6 for the March and June 10Q/A is to record the fully vested stock options at the time they were granted.  We initially recorded them at year end.

Item 3A(T). Controls and Procedures, page 29

11.	We have revised this disclosure to state that the Form 10-Q/A does contain Management’s Report over Financial Reporting.

We appreciate the staff bringing the above items to our attention.  If there are any additional comments or questions please do not hesitate in contacting me at 973-823-6720 or Beverly Pilger at 973-387-8514.

Sincerely,
/s/ Joseph Bellantoni
Joseph Bellantoni
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-Q/A
AMENDMENT NO. 2

 (Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) SECURITIES
EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to _____________

Commission file number 0-10176

BOOMERANG SYSTEMS, INC.

(Exact name of small business issuer as specified in its charter)

Delaware	22-2306487

(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

355 Madison Avenue, Morristown, NJ	07960
(Address of principal executive offices)	(Zip Code)

(973) 538-1194

(Issuer’s telephone number, including area code)

(Former name, former address, and former fiscal year,
if changed since last report.)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

APPLICABLE ONLY TO CORPORATE ISSUERS:

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

Class - Common Stock, $0.001 par value
16,490,363 shares Outstanding at May 23, 2008

Transitional Small Business Disclosure Format (Check one):       Yes ☐   No ☒

RESTATEMENT OF FINANCIAL STATEMENTS

Boomerang Systems, Inc. has received comment letters from the Securities and Exchange Commission (the “SEC”) regarding the Company’s Form 10-Q for the period ended March 31, 2008 (the “Original Report”).  We have responded to the SEC’s comments in this Amendment Number 2 (the “Amendment”).  The primary purpose of the Amendment is to restate the financial statements.

The financial statements for the quarter and six months ended March 31, 2008 and 2007, and the balance sheet as of September 30, 2007 have been restated to correct the accounting treatment previously accorded certain transactions.

•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the Statements of Operations for the three and six months ended March 31, 2008, and the Statements of Cash Flows for the six month ended March 31, 2008 as those of the legal acquirer and not that of the accounting acquirer.

•	During the second quarter of fiscal year 2008 the Company issued stock options. We have recognized an expense for this in the amount of $1,562,835.

The disclosures in the Amendment continue to speak as of the date of the Original Report and do not reflect events occurring after the filing of the Original Report.  Accordingly, the Amendment should be read in conjunction with our other filings made with the SEC subsequent to the filing of the Original Report including any amendments to those filings.  The filing of the Amendment shall not be deemed to be an admission that the Original Report, when made, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

2

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC.)

FORM 10-Q/A
QUARTER ENDED March 31, 2008

PART I
FINANCIAL INFORMATION

ITEM 1.      FINANCIAL STATEMENTS

The attached unaudited financial statements of Boomerang Systems, Inc. and its wholly owned subsidiaries (the "Company") reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results for the interim period presented.

	Consolidated balance sheets	4

	Consolidated statements of operations	5

	Consolidated statements of cash flows	6-7

	Notes to consolidated financial statements	8-21

Item 2.	Management's Discussion and Analysis or Plan of Operation	22-29

Item 3.	Controls and Procedures	30-31

	PART II
	OTHER INFORMATION

Item 4.	Unregistered Sales of Securities and Use of Proceeds	32

Item 5.	Exhibits	33

3

ITEM 1.   FINANCIAL STATEMENTS

BOOMERANG SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2008	2007
	(Unaudited)
	(Restated)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$363,341	$355,609
Accounts receivable	268,997	-
Costs and estimated earned profits in excess of billings on completed contracts	117,372	-
Inventories	1,999	-
Prepaid expenses and other assets	27,325	41,654
Total current assets	779,034	397,263

Property, plant and equipment, net	211,000	7,676

	$990,034	$404,939

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,190,907	$401,831
Debt, current portion - net of discount	920,213	-
Billings in excess of costs and estimated earned profits of uncompleted contracts	18,527	-
Total current liabilities	2,129,647	401,831

Long term liabilities:
Debt	131,842	-
Total long term liabilities	131,842	-

Total liabilities	2,261,489	401,831
Commitments and contingencies

Stockholders' (deficit) equity:
Common stock, $0.001 par value; authorized shares 35,000,000; 16,490,363 and 13,333,333 issued and outstanding, respectively	16,490	13,333
Additional paid in capital	4,202,108	1,604,077
Accumulated deficit	(5,490,053)	(1,614,302)
Total stockholders' (deficit) equity	(1,271,455)	3,108

	$990,034	$404,939

Note: The balance sheet at September 30, 2007, has been taken from the audited financial statements at that date.  The September 30, 2007 shares and share dollar amount reflect the 1 for 15 reverse split.
See notes to audited consolidated financial statements.

4

BOOMERANG SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended March	December 6, 2006 (Inception) through March	Three Months Ended March 31,
	31, 2008	31, 2007	2008	2007
	(Restated)	(Restated)	(Restated)	(Restated)
Revenues:
System sales	$561,442	$-	$392,806	$-
Total revenues	561,442	-	392,806	-

Cost of Goods Sold	(625,854)	-	(392,806)	-
Gross Loss	(64,412)	-	0	-

Expenses:
Other operations	1,943	-	1,943	-
Sales and marketing	561,398	35,432	351,190	35,432
General and administrative expenses	2,338,110	16,383	1,930,565	16,383
Research and development	881,721	358,359	238,216	358,359
Depreciation and amortization	10,780	-	6,418	-
Total expenses	3,793,952	410,174	2,528,332	410,174

Loss from operations	(3,858,364)	(410,174)	(2,528,332)	(410,174)

Other income (expenses):
Interest income	6,515	1,639	4,264	1,639
Interest expense	(23,902)	-	(14,126)	-
Total other income (expenses)	(17,387)	1,639	(9,862)	1,639

Loss before provision for income taxes	(3,875,751)	(408,535)	(2,538,194)	(408,535)
Provision for income taxes	-	-	-	-

Net loss	$(3,875,751)	$(408,535)	$(2,538,194)	$(408,535)

Net loss per common share – basic and diluted	$(0.27)	$(0.03)	$(0.17)	$(0.03)

Weighted average number of shares – basic and diluted	14,270,035	13,333,333	15,227,552	13,333,333

Note: The six months ended March 31, 2007 issuance of common stock amount has been adjusted to reflect the reverse 1 for 15 stock spilt.

See notes to audited consolidated financial statements.

5

BOOMERANG SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended March 31, 2008	December 6, 2006 (Inception) through March 31, 2007
	(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,875,751)	$(408,535)
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation	10,780	-
Grant of options for services	1,562,835	-
Changes in assets and liabilities:
Accounts receivable	(268,997)	-
Costs and estimated earned profits in excess of billings on completed contracts	(117,372)	-
Inventories	(1,999)	-
Prepaid expenses and other assets	14,329	-
Accounts payable and accrued liabilities	575,815	596
Billings in excess of costs	18,527	-
NET CASH USED IN OPERATIONS	(2,081,833)	(407,939)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(214,104)	-
Cash of Digital upon reverse merger	10,847	-
NET CASH USED IN INVESTING ACTIVITIES	(203,257)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	785,000
Repayment for loans payable	(219,701)	-
Proceeds from private placement- common stock	1,727,523	-
Capital contribution	-	1,200,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,292,822	1,200,000

NET INCREASE IN CASH	7,732	792,061
CASH - beginning of period	355,609	-

CASH - end of period	$363,341	$792,061

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-
Note: The six months ended March 31, 2007 issuance of common stock amount has been adjusted to reflect the reverse 1 for 15 stock spilt. See notes to audited consolidated financial statements.

6

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
SUPPLEMENTARY SCHEDULE OF NON-CASH OPERATING,
INVESTING AND FINANCING ACTIVITIES
SIX MONTHS ENDED MARCH 31, 2008 AND DECEMBER 6, 2006 (date of inception) THROUGH MARCH 31, 2007
(Unaudited)

	2008	2007
	(Restated)	(Restated)
Reverse merger:
Cash	$(10,847)	$0
Accounts payable	213,261	0
Debt	486,756	0
Common stock	1,157	0
Additional paid in capital	(690,327)	0
Subtotal	0	0

Total Non-Cash Operating, Investing and Financing Activities	$0	$0

7

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION:

Boomerang Systems, Inc. a Utah corporation (“Boomerang Utah”) was incorporated under the laws of the State of Utah on December 6, 2006.

On February 6, 2008, Boomerang entered into an agreement with Digital Resources, Inc, (“Digital”) (formerly Dominion Resources, Inc.), a Delaware corporation. Under the terms of the agreement (the “Acquisition”) Digital issued as consideration for all the business, assets and liabilities of Boomerang Utah 13,333,334 shares (on a post one-for-fifteen reverse split basis) of Digital. Subsequent to the Acquisition, Boomerang Utah became a wholly owned subsidiary of Digital, with the shareholders of Boomerang owing approximately 80.9% of Digital. Under generally accepted accounting principles, the acquisition by Digital of Boomerang Utah is considered to be capital transactions in substance, rather than a business combination. That is, the acquisition is equivalent, to the acquisition by Boomerang Utah of Digital. As the Acquisition was a capital transaction, and not a business combination, there is no assigned goodwill or other intangible asset resulting from the Acquisition.  This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure.  Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of Digital, as the legal acquirer, are those of the accounting acquirer, Boomerang Utah.  The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented.  Thus, the 13,333,333 shares of common stock issued to the former Boomerang Utah stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition.  Hereinafter Digital or Boomerang Utah are to be referred to as the “Company”, unless specific reference is made to a particular company or a subsidiary of a company.

Concurrent with the Acquisition on February 6, 2008, and required as part of the Acquisition, the Company (i) a private placement of 2,000,000 post-split shares of our Common Stock pursuant to a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the “Securities Act”) resulting in net proceeds to us of approximately $1,700,000, (ii) the completion of a one-for-fifteen reverse stock split of our outstanding shares, and (iii) completion by the Company of all filing requirements under the Securities Exchange Act of 1934, as amended, and the passage of all notice periods.

Concurrently with the closing of the Acquisition, the Company changed its corporate name to Boomerang Systems, Inc.  The Company, through its wholly owned subsidiary, Boomerang Utah, is engaged in the design, development, and marketing of automated racking and retrieval systems for automobile parking and automated racking and retrieval of containerized self-storage units. The Company was a developmental stage company through the first quarter of fiscal 2008.

8

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION (continued):

The accompanying unaudited consolidated financial statements of the Company have been prepared for the interim periods and are unaudited (consisting only of normal recurring adjustments) which are in the in opinion of management, necessary for a fair presentation of the financial position and operating results for the periods presented. These statements should be read in conjunction with Form 10-KSB for fiscal 2007, and other filings of the Company, including, but not limited to, the Company’s Form DEF 14C filed on December 21, 2007, all of these Form, and other Forms of the Company, are on file with the Securities and Exchange Commission. The results of operations for the three and six months ended March 31, 2008 are not necessarily indicative of the results for the Company to be expected for the full fiscal year ending September 30, 2008.

Note 2 - GOING CONCERN:

The Company's financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company sustained a substantial loss in fiscal 2007 of $1,614,302. For the first six months of fiscal 2008, the Company incurred a net loss of $3,875,751. The Company had negative cash flow from operations for the first six months of fiscal 2008 and during the year ended September 30, 2007 in the amount of $2,081,833 and $407,940, respectively. As of March 31, 2008 the Company's liabilities exceeded its assets by $1,271,455 and as of September 30, 2007,the Company’s assets exceeded its liabilities by $3,108.

These factors create uncertainty whether the Company can continue as a going concern. The Company's plans to mitigate the effects of the uncertainties of the Company's continued existences are: 1) to raise additional equity capital and 2) to develop a business plan which will generate positive operating cash flow. Management believes that these plans can be effectively implemented in the next twelve-month period.

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS:

The financial statements for the quarter and six months ended March 31, 2008 and 2007, and the balance sheet as of September 30, 2007 have been restated to correct the accounting treatment previously accorded certain transactions.

•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the Statements of Operations for the three and six months ended March 31, 2008, and the Statements of Cash Flows for the six month ended March 31, 2008 as those of the legal acquirer and not that of the accounting acquirer.

9

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

•	During the second quarter of fiscal year 2008 the company issued stock options. We have recognized an expense for this in the amount of $1,562,835.

Balance Sheet component of restatement data as of September 30, 2007:
	As Filed	Restated	Change
Assets
Cash	3,721.00	355,609.00	(351,888.00)
Accounts Receiveable	-	-	-
Excess Billings	-	-	-
Inventories	-	-	-
Prepaid	-	41,654.00	(41,654.00)
Property Plant	-	7,676.00	(7,676.00)
Total Assets	3,721.00	404,939.00

Liabilitites
Accounts Payable	166,693.00	401,831.00	(235,138.00)
Debt-current	366,439.00	-	366,439.00
Earned Profits of Uncompleted	-	-	-
Debt-long term	-	-	-
Total Liabilties	533,132.00	401,831.00

Stockholders' Deficit
Common Stock	1,157.00	13,333.00	(12,176.00)
Additional Paid in Capital	11,836,653.00	1,604,077.00	10,232,576.00
Accumulated Deficit	(10,966,308.00)	(1,614,302.00)	(9,352,006.00)
Treasury Stock	(1,400,913.00)
Total Stockholders' Deficit	(529,411.00)	3,108.00
Total Liabilities & Stockholders' Deficit	3,721.00	404,939.00

The balance sheet data previously presented was that of the legal acquirer, Digital, the current balance sheet presented is that of the accounting acquirer, Boomerang.

10

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

Balance Sheet component of restatement data as of March 31, 2008:
	As Filed	Restated	Change
Assets
Cash	363,341.00	363,341.00	-
Accounts Receiveable	268,997.00	268,997.00	-
Excess Billings	117,372.00	117,372.00	-
Inventories	1,999.00	1,999.00	-
Prepaid	27,325.00	27,325.00	-
Property Plant	211,000.00	211,000.00	-
Total Assets	990,034.00	990,034.00

Liabilitites
Accounts Payable	1,190,907.00	1,190,907.00	-
Debt-current	920,213.00	920,213.00	-
Earned Profits of Uncompleted	18,527.00	18,527.00	-
Debt-long term	131,842.00	131,842.00	-
Total Liabilties	2,261,489.00	2,261,489.00

Stockholders' Deficit
Common Stock	16,490.00	16,490.00	-
Additional Paid in Capital	2,639,273.00	4,202,108.00	(1,562,835.00)
Accumulated Deficit	(3,927,218.00)	(5,490,053.00)	1,562,835.00
Total Stockholders' Deficit	(1,271,455.00)	(1,271,455.00)
Total Liabilities & Stockholders' Deficit	990,034.00	990,034.00

Details/Adjustments on Changes to the Balance Sheet
Category	As Filed	Note	Change	Restated
Additional Paid in Capital	2,639,273.00			2,639,273.00
		(a)	1,562,835.00	1,562,835.00
			1,562,835.00	4,202,108.00

Accumulated Deficit	(3,927,218.00)			(3,927,218.00)
		(a)	(1,562,835.00)	(1,562,835.00)
			(1,562,835.00)	(5,490,053.00)

(a)- To record expenses for fully vested stock options in the amount of $1,549,359 and a vested portion of stock options that vest over a period of three years in the amount of $13,476 grated in February 2008 in accordance with FAS 123(R).

11

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued):

Statements of Operations components for restatement date for the Six Months ended March 31, 2007:
	As Filed	Restated	Change
System Sales	-	-	-

COGS	-	-	-

Gross (Loss)	-	-

Expenses
Other Operations	-	-	-
Sales & Marketing	-	35,432.00	(35,432.00)
General & Administrative	41,668.00	16,383.00	25,285.00
Research & Development	-	358,359.00	(358,359.00)
Depreciation & Amortization	1,049.00	-	1,049.00
Total Expenses	42,717.00	410,174.00

(Loss) from Operations	(42,717.00)	(410,174.00)	367,457.00

Other Income(Expenses)
Interest Income	-	1,639.00	(1,639.00)
Interest Expense	(12,572.00)	-	(12,572.00)
Gain on Sale of Swingstation Assets	177,701.00	-	177,701.00
Total Other Income(Expenses)	165,129.00	1,639.00

(Loss) Before Provision for Income Taxes	122,412.00	(408,535.00)	530,947.00
Provision for Income Taxes	3,782.00	-	3,782.00

Net (Loss)	118,630.00	(408,535.00)	527,165.00

Earnings Per Share:
Basic Net Loss per Common Share	0.01	(0.03)	(0.04)
Diluted Net Loss per Common Share	0.01	(0.03)	(0.04)

Weighted Average Number of Shares- Basic	9,655,441	13,333,333	3,677,892
Weighted Average Number of Shares- Diluted	12,746,100	13,333,333	587,233

The statements of operations data previously presented was that of the legal acquirer, Digital, the statements of operations presented is that of the accounting acquirer, Boomerang.

12

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

Statements of Operations components for restatement date for the Six Months ended March 31, 2008:
	As Filed	Restated	Change
System Sales	561,442.00	561,442.00	-

COGS	(625,854.00)	(625,854.00)	-

Gross (Loss)	(64,412.00)	(64,412.00)

Expenses
Other Operations	1,943.00	1,943.00	-
Sales & Marketing	561,398.00	561,398.00	-
General & Administrative	775,275.00	2,338,110.00	(1,562,835.00)
Research & Development	881,721.00	881,721.00	-
Depreciation & Amortization	10,780.00	10,780.00	-
Total Expenses	2,231,117.00	3,793,952.00

(Loss) from Operations	(2,295,529.00)	(3,858,364.00)	1,562,835.00

Other Income(Expenses)
Interest Income	6,515.00	6,515.00	-
Interest Expense	(23,902.00)	(23,902.00)	-
Debt Discount	-	-	-
Debt Write Off	-	-	-
Total Other Income(Expenses)	(17,387.00)	(17,387.00)

(Loss) Before Provision for Income Taxes	(2,312,916.00)	(3,875,751.00)	1,562,835.00
Provision for Income Taxes	-	-	-

Net (Loss)	(2,312,916.00)	(3,875,751.00)	1,562,835.00

Details/Adjustments on Changes to the Income Statement
Category	As Filed	Note	Change	Restated
General & Administrative	775,275.00			775,275.00
		(a)	1,562,835.00	1,562,835.00
			1,562,835.00	1,562,835.00

Net Loss	(2,312,916.00)			(2,312,916.00)
		(a)	(1,562,835.00)	(1,562,835.00)
			(1,562,835.00)	(3,875,751.00)

Earnings Per Share:
Basic Net Loss per Common Share	(0.40)	(b)	0.13	(0.27)
Diluted Net Loss per Common Share	(0.37)	(b)	0.10	(0.27)

Weighted Average Number of Shares- Basic	5,765,408	(c)	8,504,627	14,270,035
Weighted Average Number of Shares- Diluted	6,321,371	(c)	7,948,664	14,270,035

13

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

(a)- To record expenses for fully vested stock options in the amount of $1,549,359 and a vested portion of stock options that vest over a period of three years in the amount of $13,476 grated in February 2008 in accordance with FAS 123(R).
(b)- As a result of the above entries that effected earnings, the earnings per share are affected based on the cumulative effect of these entries.
(c)- To correct weighting of shares as a result of the recapitalization and the change in capital structure.

Statements of Operations components for the Three Months ended March 31, 2007:
	As Filed	Restated	Change
System Sales	-	-	-

COGS	-	-	-

Gross (Loss)	-	-

Expenses
Other Operations	-	-	-
Sales & Marketing	-	35,432.00	(35,432.00)
General & Administrative	39,219.00	16,383.00	22,836.00
Research & Development	-	358,359.00	(358,359.00)
Depreciation & Amortization	525.00	-	525.00
Total Expenses	39,744.00	410,174.00

(Loss) from Operations	(39,744.00)	(410,174.00)	370,430.00

Other Income(Expenses)
Interest Income	-	1,639.00	(1,639.00)
Interest Expense	(7,248.00)	-	(7,248.00)
Gain on Sale of Swingstation Assets	2,820.00	-	2,820.00
Total Other Income(Expenses)	(4,428.00)	1,639.00

(Loss) Before Provision for Income Taxes	(44,172.00)	(408,535.00)	364,363.00
Provision for Income Taxes	3,782.00	-	3,782.00

Net (Loss)	(47,954.00)	(408,535.00)	360,581.00

Earnings Per Share:
Basic Net Loss per Common Share	-	(0.03)	(0.04)
Diluted Net Loss per Common Share	-	(0.03)	(0.04)

Weighted Average Number of Shares- Basic	9,655,441	13,333,333	3,677,892
Weighted Average Number of Shares- Diluted	15,905,441	13,333,333	(2,572,108)

The statements of operations data previously presented was that of the legal acquirer, Digital, the statements of operations presented is that of the accounting acquirer, Boomerang.

14

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

Statements of Operations components for the Three Months ended March 31, 2008:
	As Filed	Restated	Change
System Sales	392,806.00	392,806.00	-

COGS	(392,806.00)	(392,806.00)	-

Gross (Loss)	-	-

Expenses
Other Operations	1,943.00	1,943.00	-
Sales & Marketing	351,190.00	351,190.00	-
General & Administrative	367,730.00	1,930,565.00	(1,562,835.00)
Research & Development	238,216.00	238,216.00	-
Depreciation & Amortization	6,418.00	6,418.00	-
Total Expenses	965,497.00	2,528,332.00

(Loss) from Operations	(965,497.00)	(2,528,332.00)	1,562,835.00

Other Income(Expenses)
Interest Income	4,264.00	4,264.00	-
Interest Expense	(14,126.00)	(14,126.00)	-
Debt Discount	-	-	-
Debt Write Off	-	-	-
Total Other Income(Expenses)	(9,862.00)	(9,862.00)

(Loss) Before Provision for Income Taxes	(975,359.00)	(2,538,194.00)	1,562,835.00
Provision for Income Taxes	-	-	-

Net (Loss)	(975,359.00)	(2,538,194.00)	1,562,835.00
Details/Adjustments on Changes to the Income Statement
Category	Orginial	Note	Change	Restated
General & Administrative	775,275.00			775,275.00
		(a)	1,562,835.00	1,562,835.00
			1,562,835.00	1,562,835.00

Net Loss	(975,359.00)			(975,359.00)
		(a)	(1,562,835.00)	(1,562,835.00)
			(1,562,835.00)	(2,538,194.00)

Earnings Per Share:
Basic Net Loss per Common Share	(0.09)	(b)	(0.08)	(0.17)
Diluted Net Loss per Common Share	(0.08)	(b)	(0.09)	(0.17)

Weighted Average Number of Shares- Basic	10,424,429	(c)	4,803,123	15,227,552
Weighted Average Number of Shares- Diluted	11,542,464	(c)	3,685,088	15,227,552
 (a)- To record expenses for fully vested stock options in the amount of $1,549,359 and a vested portion of stock options that vest over a period of three years in the amount of $13,476 grated in February 2008 in accordance with FAS 123(R).
(b)- As a result of the above entries that effected earnings, the earnings per share are affected based on the cumulative effect of these entries.
(c)- To correct weighting of shares as a result of the recapitalization and the change in capital structure.

15

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 4 - RELATED PARTY TRANSACTIONS:

Prior to the completion of the Acquisition, the holder of Boomerang’s outstanding capital stock was Boomerang Systems Holdings, Inc. (“Holdings”).  Certain persons, who are the beneficial holders of the outstanding stock of Holdings are also members or stockholders of other entities that are parties to agreements with Boomerang.  HSK Funding, Inc., Lake Isle Corp. and Venturetek, LP, who are beneficial holders of shares of the Company and stockholders of Holdings, are also the members of B&G Management, LLC (“B&G”).  A majority-owned subsidiary of B&G, S&S Worldwide, Inc. (“S&S”) has, since Boomerang’s inception, provided Boomerang with consulting services and purchased for resale to Boomerang the parts and components used in the manufacture and construction of the two existing Boomerang automated parking and self-storage pilot systems and utilized in Boomerang’s research and development activities.  The services, parts, components and other activities of S&S have been charged by S&S to Boomerang based on the actual cost to S&S of the time and materials plus an override of 5%.  Through December 31, 2007 charges to Boomerang by S&S, including the 5% override were approximately $801,361.  During the quarter ended March 31, 2008, $122,416 of this balance was paid down.  As of March 31, 2008, $678,946 is outstanding to S&S to be paid from Boomerang. Except for limited purchases from S&S, Boomerang is purchasing parts, components and other services directly.

Mr. Stanley J. Checketts (“Checketts”), the Company’s Chief Executive Officer, was the founder of S&S and is its Chief Executive Officer.

SB&G Properties, L.C. (“SB&G”), a wholly-owned subsidiary of Holdings, is the landlord under a lease entered into with Boomerang dated October 1, 2007, relating to premises located at 324 West 2500 North, Building A, Logan, Utah.  The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $260,610 plus real property and school taxes.  Of the annual rental, payment of $36,088 has been deferred until October 1, 2008.  In addition, Boomerang is obligated to pay for all utilities and for repairs and maintenance to the property.  The approximately 29,750 square foot leased premises are used for Boomerang’s manufacturing activities.

Stan Checketts Properties, L.C., whose sole owner is Mr. Stanley J. Checketts, is the landlord under a lease entered into with Boomerang dated October 1, 2007 for premises located at 324 West 2500 North, Building B, Logan, Utah.  The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $157,680 plus real property and school taxes.  Of the fixed annual rent, payment of $24,030 of rent has been deferred until October 1, 2008.  In addition, Boomerang is obligated to pay for all utilities and for repairs and maintenance to the property.  The approximately 18,000 square foot leased premises are also used for Boomerang’s manufacturing activities.

Boomerang also leases on a month-to-month basis approximately 743 square feet of office space at 355 Madison Avenue, Morristown, New Jersey from St. Mark’s Associates.  The rental is $1,362 per month and Boomerang is obligated to maintain the premises.  Mr. Gene Mulvihill (“Mulvihill”), the father of Christopher Mulvihill, the President of the Company, is a partner of St. Mark’s Associates.

16

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 4 – RELATED PARTY TRANSACTIONS (continued):

SB&G is obligated on a twenty-year promissory note owing to a non-affiliated bank in the principal amount of $881,250, bearing interest at 7.845% per annum and due August 1, 2027.  The promissory note is collateralized by the real property that is the subject of the lease from SB&G to Boomerang.  Boomerang, along with Messrs. Mulvihill, Checketts, and Burton Koffman (“Koffman”), the father of David Koffman, a member of the Board of Directors, are the joint and several guarantors of the promissory note.

Holdings and each of Messrs. Mulvihill and Koffman are the guarantors of a financing lease entered into on September 1, 2007 between Boomerang and a non-affiliated bank.  The lease relates to certain equipment used by Boomerang in its manufacturing operations.  The total cost of the equipment was approximately $900,000.  The rental is payable in sixty monthly installments of approximately $12,750.  Boomerang has the option to purchase the equipment at the conclusion of the lease term for approximately $315,000 which amount is the parties’ pre-determined fair market value of the equipment at the conclusion of the lease.

J and A Financing, Inc., also affiliated with Messrs. Mulvihill and Koffman have guaranteed two loans to Boomerang from a non-affiliated bank, totaling $500,000 as of March 31, 2008.

The Company issued warrants to purchase common stock during the fiscal six months ended March 31, 2008 to certain of its officers and Directors, including: Joseph Bellantoni, the Company's Principal Financial Officer, was issued a non-statutory option to purchase 350,000 shares at an exercise price of $.90 per share. Ami Abramson, a Vice President, was issued a non-statutory option to purchase 350,000 shares at an exercise price of $.90 per share. Paul Donohue, a member of the Board, was issued a non-statutory option to purchase 25,000 shares at an exercise price of $.90 per share. Guy Jardine, the Company's Principal Operating Officer, was issued a non-statutory option to purchase 150,000 shares at an exercise price of $.90 per share.

NOTE 5- INVENTORY:

Inventories consisting of parts, materials, and assemblies are stated at the lower of cost or market. Cost is determined using the weighted average cost   method.

NOTE 6- REVENUE RECOGNITION:

Revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense

17

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 6- REVENUE RECOGNITION (continued):

when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, inclusive of those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the changes are determined. The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

NOTE 7- COSTS IN EXCESS OF BILLINGS/BILLINGS IN EXCESS OF COSTS:

The Company enters into contracts for the construction of Racking and Retrieval Systems and generally recognizes revenue on the percentage-of-completion method. The Company entered into two contracts for $1,128,140 in 2008.

Information with respect to uncompleted contracts at March 31, 2008:

2008
Accumulated costs and estimated earnings on Uncompleted contracts	$542,915
Less Billings	(444,070)
98,845
Included in the accompanying consolidated Balance sheets under the following captions:

Costs and estimated earned profits in excess Of billings on uncompleted contracts	117,372
Billings in excess of costs and estimated Earned profits on uncompleted contracts	(18,527)
Net Costs to Billings	98,845

NOTE 8- ACCOUNTS RECEIVABLE:

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For the period ended March 31, 2008, the Allowance for Doubtful Accounts was $0.

18

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 9- PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred.  Costs of major additions and betterments are capitalized.  Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets.  Depreciation and amortization for the six months ended March 31, 2008 and 2007 was $10,780 and $0, respectively.

NOTE 10- RESEARCH AND DEVELOPMENT:

Pursuant to SFAS No. 2, research and development costs are expensed as incurred.

NOTE 11- ADVERTISING:

Advertising costs amounted to $212,878 and $35,432 for the six months ended March 31, 2008 and 2007, respectively. Advertising costs are expensed as incurred.

NOTE 12- USE OF ESTIMATES:

Management of the Company has made estimates and assumptions relating to reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.  Actual results could differ from these estimates.

NOTE 13- DEBT – CURRENT AND LONG TERM:

On November 20, 2007 the Company, through its wholly own subsidiary Boomerang Sub (“Sub”), entered into a loan agreement with a non-affiliated bank in the amount of $200,000.  The loan bears interest at 7.05%, and is due on May 21, 2008.  On December 11, 2007 the Company entered into a second loan agreement with a non-affiliated bank through Sub for $300,000 at an interest rate of 7%.  This loan was paid back on February 11, 2008 out of the proceeds of the private sale of the Company’s securities in February 2008.  The Company entered into a third loan with a non-affiliated bank through Sub on January 14, 2008 for $300,000 with an interest rate of 6.458% which was due on April 14, 2008.  This loan was extended to July 14, 2008. With each extension on the stated loans we paid the interest that was accrued to the maturity date and the interest rates were updated to reflect the current market. The Company does not view these loans as being substantially modified, but rather having been rolled over into new loans.  There has been no forgiveness of debt under these loans.  These loans are secured by collateral from a related party.

Sub also entered into a capital lease with a non-affiliated bank on December 28, 2007 for $135,675.  The terms are for 60 monthly payments of $2,651, inclusive of interest, with a purchase price of $1.00 at the end of the lease.

19

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 14- OPTIONS AND WARRANTS:

OPTIONS:

During the first quarter of fiscal 2008, the Company granted options to purchase common stock, comprised of the following: (i) ten-year non-statutory options granted to employees and consultants to purchase 1,147,686 shares of common stock exercisable at $0.90 per share; (ii) five-year non-statutory options to purchase 360,000 shares exercisable at $0.90 per share.  The fair value of common shares on the date of grant for the 1,147,686 and the 360,000 options was $1.35 per share for a total value of $2,035,491.  The first category of 1,147,686 shares is fully vested as of the grant date of February 6, 2008 with a term of ten years.  These have a value of $1,549,359 and have been fully expensed during the six months ended March 31, 2008.  The other category of 360,000 shares is subject to the following vesting schedule; 25% eighteen months after the grant date of February 6, 2008 and 25% every six months thereafter.  These stock options are subject to forfeiture until service conditions associated with their grant are satisfied, and are valued at $485,132. The Company has recognized $13,476 in expense with regards to these vesting options during the nine months ended March 31, 2008 in accordance with FAS 123(R).

The Company adopted SFAS No. 123 (R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including stock options and employee stock purchases based on estimated fair values.  The following table summaries stock-based compensation expenses for employee stock purchases and non-vested shares under SFAS No. 123 (R) for the fiscal period ended March 31, 2008.  The Company uses the Black-Scholes option pricing model (“BSM”) to estimate the grant date fair value of stock option awards.

Recognized Expense for Vested Options for Period Ended March 31, 2008:
General and administrative	$1,182,138
Consulting fees	168,748
Legal fees	198,473
Total recognized expense for vested options	$1,549,359

Recognized Expense for Non-Vested Options for Period Ended March 31, 2008:
General and administrative	$13,476

The weighted average exercise price is $0.90, using the BSM with the following weighted average assumptions:

Period Ended March 31, 2008
Expected volatility	272.9%
Risk-free interest rate	2.650%
Expected term (in years)	8.81
Dividend Rate	0.0%

The volatility assumption for the period was based on the weighted average for the most recent year and long term volatility measures of our stock as well as certain of our peers.

20

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 2008 AND 2007
(Unaudited)

NOTE 14- OPTIONS AND WARRANTS (continued):

The expected term of the employee stock options represents the actual term. We have no historical data to make any assumptions off of. In the upcoming years we will adjust the expected term once historical data becomes available.

A stock-based compensation expense recognized in the accompanying consolidated statement of operations for the period ended March 31, 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123 (R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Currently we have no historical data to use for estimating out forfeitures.

WARRANTS:

In connection with 2,000,000 shares of common stock sold in a private placement the Company granted warrants for the exercise of 50,000 at $1.20 per share. The private placement was required to occur in-order for the Acquisition to be completed. These warrants were part of the transaction cost to sell the 2,000,000 shares. There is no expense associated with these warrants.

NOTE 15- COMMITMENTS AND CONTINGENCIES:

SB&G is obligated on a twenty-year promissory note owing to a non-affiliated bank in the principal amount of $881,250, bearing interest at 7.845% per annum and due August 1, 2027. The promissory note is collateralized by the real property that is the subject of the lease from SB&G to Boomerang. Boomerang, along with Messrs. Mulvihill, Checketts, and Koffman, are the joint and several guarantors of the promissory note.

NOTE 16– SUBSEQUENT EVENTS:

The Company extended, the maturity date of the loan agreement in the principal amount of $300,000 with a non-affiliated bank from April 14, 2008 to July 14, 2008. The interest rate on this loan decreased to 5%.

In May 2008, the company entered into two loan agreements with J & A Financing, Inc., for an aggregate of $400,000. The loans bear an interest at 9% and are due on demand.

21

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM. 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

INTRODUCTION

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's condensed consolidated financial statements and accompanying notes appearing elsewhere in this report. This discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward looking statements as a result of certain factors, including but not limited to the risks discussed in this report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES:

Our financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates we use to prepare the consolidated financial statements. We base our estimates on historical experiences and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management.

We do not participate in, nor have we created, any off-balance sheet special purpose entities or other off-balance sheet financing.

We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations.

Principles of consolidation – The accompanying consolidated financial statements include the accounts of Boomerang Systems Inc. and its wholly owned subsidiaries (collectively, the “Company”). All significant inter company transactions have been eliminated.

Cash – We maintain cash in bank accounts which may, at times, exceed federally insured limits. We have not experienced any loss on these accounts.

Accounts receivable – Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For the period ended March 31, 2008, the Allowance for Doubtful Accounts was $0.

Property and equipment – Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Costs of major additions and betterments are capitalized. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets.

22

Revenue recognition – Revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, inclusive of those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the changes are determined. The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

Research and development – Pursuant to SFAS No. 2, research and development costs are expensed as incurred.

Inventories - Inventories consisting of parts, materials, and assemblies are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

Stock options - Pursuant to SFAS 123 ( R ), the Company uses the Black-Scholes method to calculate the fair value of the options.

LIQUIDITY AND CAPITAL RESOURCES

During the first six months of fiscal 2008, the Company had net loss of $3,875,751. Included in net loss is depreciation of $10,780 and $1,562,835 relating to the issuance of stock options for a total of $1,603,263, both items are non-cash expenses.

During the first six months of fiscal 2008, changes in assets and liabilities primarily included a increase in cash and cash equivalents resulting from an increase in accounts receivable of $268,997, an increase in inventory of $1,999, an increase in costs and estimated earned profits in excess of billings and uncompleted contracts of $117,372, and an decrease in prepaid and other assets of $14,329, offset by an increase of accounts payable and accrued liabilities of $575,815 and an increase in billings in excess of costs and estimated earned profits of uncompleted contracts of $18,527. After reflecting the net changes in assets and liabilities, net cash used by operations was $2,081,833.

Cash used in investing activities of $214,104 was used for the purchase of property and equipment and the company received cash from Digital of $10,847 for a net of $203,257.

During the first six months of fiscal 2008, financing activities provided net cash from loans payable of $785,000 with a repayment of loans payable of $219,701 and net proceeds from the private placement of $1,727,523. Accordingly, net cash provided by financing activities was $2,292,822.

Accordingly, during the first six months of fiscal 2008, the Company's cash and cash equivalents increased by $7,732.

23

It is expected that Boomerang’s business activities will require additional capital. It is intended that this additional capital will be raised by the public or private sale of equity securities of the Company, or debt. While management is unable to determine such amounts definitively, depending upon the outcome of Boomerang’s marketing efforts; the Company estimates that it may require up to an additional $1,500,000 during the fiscal year ended September 30, 2008 funding its current level of operations. Although these funds are intended to be raised from the sale of the Company’s securities, or debt the Company has not made any long term arrangements with respect to raising this capital. Subsequent to March 31, 2008, the Company entered into two loan agreements with J &A Financing, Inc. for an aggregate of $400,000. The loans bear interest at 9% and are due on demand. The failure to obtain these funds may impair the ability of the Company to meet its business objectives. There can be no assurance that any financings undertaken will not result in further material dilution to the Company’s existing stockholders.

RESULTS OF OPERATIONS

FISCAL QUARTER ENDED MARCH 31, 2008 COMPARED WITH FISCAL QUARTER ENDED MARCH 31, 2007

Total revenues were $561,442 and $0 during the first six months of fiscal 2008 and 2007, respectively. The increase is the result of the sale of a racking and retrieval systems for containerized self-storage units in 2008, with a sales price of $788,140. Revenues are recognized using the percentage-of-completion method. As of March 31, 2008, the Company recognized approximately 71.24% of the revenues on this contract.

The Cost of Goods Sold were $625,854 and $0 during the first six months of fiscal 2008 and 2007, respectively. The increase is the result of the direct cost associated with the sale of a racking and retrieval systems for containerized self-storage units in 2008. Expenses are recognized using the percentage-of-completion method. As of March 31, 2008, the Company recognized expenses on the contract utilizing the percentage-of-completion method of 71.24% in the amount of $625,854, including a loss provision in the amount of $64,412. This loss provision is based on estimated cost to complete this contract in the aggregate amount of $852,552.

Other operations expenses were $1,943 during the first six months of fiscal 2008 compared with $0 during the first six months of fiscal 2007, for an increase of $1,943.

Sales and Marketing were $561,398 during the first six months of fiscal 2008 compared with $35,432 during the first six months of fiscal 2007, for an increase of $525,966. The increase is the result of sales and marketing of the racking and retrieval systems, which include advertising expenses of $212,878. In addition, as of March 31, 2008, the Company employed four full time salesmen, which are recorded under Sales and Marketing expense.

General and administrative expenses were $2,338,110 during the first six months of fiscal 2008 compared with $16,383 during the first six months of fiscal 2007, for an increase of $2,321,727. This increase is primarily the result of additional administrative expenses in connection with the development and construction of the Company’s automated racking and retrieval systems, including two part time and five full time employees. Included in this increase is $1,562,835 for stock options granted during this quarter. This is a non-cash expense.

24

Research and Development expenses were $881,721 during the first six months of fiscal 2008 compared with $358,359 during the first six months of fiscal 2007, for an increase of $523,362. This increase is a result of the company’s research and development of racking and retrieval systems, which includes the development and construction of two automated racking and retrieval systems prototypes for automobile parking and one automated racking and retrieval system prototype of containerized self-storage units. In addition, the Company employed fifteen full time employees who are recorded under Research and Development expense.

Depreciation and amortization was $10,780 during the first six months of fiscal 2008 compared to $0 during the first six months of fiscal 2007, for an increase of $10,780. This increase is the result of the purchase of additional assets in fiscal 2008.

Interest income was $6,515 during the first six months of fiscal 2008, compared with $1,639 during the first six months of fiscal 2007, for an increase of $4,876.

Interest expense was $23,902 during the first six months of fiscal 2008, compared with $0 during the first six months of fiscal 2007, for an increase of $23,902. This increase is the result of additional borrowings.

OFF BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the fiscal period ended March 31, 2008 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our interests.

25

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1996

With the exception of historical matters, the matters discussed in this Report are “forward-looking statements” as defined under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements made herein include, but are not limited to, the statements in this Report regarding the Company’s plans and objectives relating to its acquisition of the business activities of Boomerang, the success of Boomerang in pursuing its business activities and the ability of the Company to raise additional capital and the adequacy of that capital to fund the Company’s proposed business plans and objectives. The Company’s ability to realize revenues from and raise additional capital for the business plans discussed herein cannot be assured. Under such circumstance, an investor’s entire investment will be in jeopardy and may be lost. The Company’s business plan has evolved over time and the Company expects that its plans will evolve further in the future. These changes create additional risks and uncertainties to the investor. The Company’s inability to meet its plans and objectives or the consequences to it from adverse developments in general economic or capital market conditions and its inability to raise additional capital could have a material adverse effect on it. The Company cautions investors that various risk factors accompanying those forward-looking statements are described, among other places, under the caption “Risk Factors” herein. They are also described in the Company’s Annual Reports on Form 10-KSB, it’s Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. These risk factors could cause the Company’s operating results, financial condition and ability to fulfill its plans to differ materially from those expressed in any forward-looking statements made in this Report and could adversely affect its financial condition and its ability to pursue its business strategy and plans.

RISK FACTORS

An investment in the Company's securities involves a high degree of risk, including, but not necessarily limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the Company and its business before making an investment decision to purchase the Company’s securities.

   The Company Has Limited Current Revenues and Has a Severe Shortage of Capital. Boomerang was organized in December 2006 and is currently in the first stage of operations and has a very limited history of operations. Since its inception, through March 31, 2008, Boomerang had realized $561,442 from the sale of its one contract of a self-storage system, which had a contract price of $788,140. As a result of Boomerang’s limited operating history, Boomerang has limited meaningful historical financial data upon which an evaluation of its current business plans and its prospects can be based. Boomerang’s anticipated expense levels in the future are based in part on its expectations as to the subjective views of its management as to the market for its automated parking and self-storage systems.

26

There are Questions As to the Company’s Ability to Continue as a Going Concern; There is an Explanatory Paragraph in the Independent Auditors Report Concerning These Questions. The Company’s financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company had a loss in fiscal 2007 of $1,614,302 and net loss for the first six months of fiscal 2008 in the amount of $3,875,751. The Company had a working capital deficiency at March 31, 2008 of $1,350,613. The Company had a negative cash flow from operations during the first six months of fiscal 2008 and in fiscal 2007 of $2,081,833 and $407,940, respectively. As of March 31, 2008, the Company’s liabilities exceeded its assets by $1,361,455. All the foregoing factors lead to questions concerning the Company’s ability to meet its obligations as they come due. The Company has financed its activities using private debt and equity financings. As a result of the losses incurred and current negative working capital and other matters described above, there is no assurance that the carrying amounts of the Company’s assets will be realized or that liabilities will be liquidated or settled for the amounts recorded.

The independent auditor’s report on the Company’s financial statements as of and for the year ended September 30, 2007 includes an explanatory paragraph which states that the Company has no material revenues, has suffered recurring losses from operations, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.

The Company May Never Become Profitable. There can be no assurance that the Company, including Boomerang, will have a significant or successful operating history. The Company may experience losses, limited or no potential for earnings, limited assets, negative net worth or other characteristics that are indicative of development stage companies. There can be no assurance that after an acquisition by the Company, the business of Boomerang can be operated so as to develop significant revenues and cash flow and become profitable.

The Company Will Need Additional Capital to Pursue its Business Plans and It May be Unable to Raise that Capital. The Company had cash of $363,341 and current liabilities of $2,129,647 including accounts payable of $1,190,907 as of March 31, 2008.

It is expected that the Company’s business activities will require additional capital. It is intended that this additional capital will be raised by the public or private sale of equity securities of the Company, or debt. While management is unable to determine such amounts definitively, depending upon the outcome of the Company’s marketing efforts; the Company estimates that it may require up to an additional $1,500,000 during the fiscal year ended September 30, 2008 funding its current level of operations. Although these funds are intended to be raised from the sale of the Company’s securities, or debt, the Company has not made any long term arrangements with respect to raising this capital. Subsequent to March 31, 2008, the Company entered into two loan agreements with J and A Financing Inc. for an aggregate of $400,000. The loans bear interest at 9 % and are due on demand. The failure to obtain these funds may impair the ability of the Company to meet its business objectives. There can be no assurance that any financings undertaken will not result in further material dilution to the Company’s existing stockholders.

27

Limited Management Experience in Manufacture and Marketing of Automated Parking and Self-storage Systems. The Company has only recently entered the business of manufacturing and marketing of automated parking and self-storage systems and its management has limited experience in the manufacturing and marketing of automated parking and self storage systems. This limited experience can be expected to possibly result in disruptions or inefficiencies in these activities which may adversely affect the Company’s activities and its operating results subsequent to the Company’s acquisition of Boomerang. Because of this limited experience, the Company may be unable to achieve its goals and objectives in sales of its systems which would result in disappointing revenues and operating results. Mr. Stanley J. Checketts, is the Chief Executive Officer of the Company following the acquisition of Boomerang, has various real estate and other interests to which he will devote a portion of his time. Such activities are not expected to interfere with his activities on the Company’s behalf.

Intense Competition. Management expects that the Company will experience intense competition. It can be expected that it will experience intense competition from others in the manufacturing and marketing of its automated parking and self-storage facilities. Management believes that it has more than ten competitors engaged in the manufacture and marketing of automated parking facilities and a more limited number engaged in the manufacture and marketing of the self-storage facilities. Management expects that many of its competitors will be divisions of large multi-national enterprises and be better capitalized than the Company. Other automated parking and self-storage facilities are available from both domestic and foreign manufacturers, and it can be anticipated that others will seek to enter the market. Manufacturers of automated materials handling warehouse systems may seek to manufacture systems in competition with the Company.

Absence of Patent or Other Protection. Boomerang has not to date been granted any patent protection for its automated trolley-operated parking and self-storage systems and there can be no assurance that, if applied for, any significant patent protection would be granted. Accordingly, Boomerang may have limited protection to prevent others from entering into competition with it. There can be no assurance that Boomerang’s systems may not violate the patent or other proprietary rights of others. If such violations should occur, the Company could be subject to litigation seeking to enjoin the manufacture and sale of the systems, seeking to collect royalties or other monetary damages. The existence of such litigation or the threat of such litigation could disrupt and delay the Company’s ability to pursue its business plans.

Absence of Market Studies. Other than recent initial marketing efforts conducted by the Company’s employees, it has not obtained any market studies by outside consultants or others. Accordingly, there are no independent studies performed by non-affiliated persons to support the beliefs of the Company’s management as to the likely market for the automated systems it intends to manufacture and market. There can be no assurance that the market for these systems will be significant.

The Requirements of Section 404 of the Sarbanes-Oxley Act of 2002 Require that the Company Undertake an Evaluation of Its Internal Controls That May Identify Internal Control Weaknesses. The Sarbanes-Oxley Act of 2002 imposes new duties on the Company and its executives, directors, attorneys and independent registered public accounting firm. In order to comply with the Sarbanes-Oxley Act, the Company is required to evaluate its internal controls systems to allow management to report on, and its independent auditors to attest to, the Company’s internal controls. The Company has initiated the establishment of the procedures for performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company anticipates being able to fully implement the requirements relating to reporting on internal controls and all other aspects of Section 404 in a timely fashion. If the Company is not able to implement the reporting requirements of Section 404 in a timely manner or with adequate compliance, the Company’s management and/or its auditors may not be able to render the required certification and/or attestation concerning the effectiveness of the internal controls over financial reporting, the Company may be subject to investigation and/or sanctions by regulatory authorities, such as the Securities and Exchange Commission or the NASD, Inc., and its reputation may be harmed. Any such action could adversely affect the Company’s financial results and the market price of its common stock.

28

Continued Control by Existing Management and a limited number of Shareholders. The Company’s management and a limited number of shareholders retain significant control over the Company and its business plans and investors may be unable to meaningfully influence the course of action of the Company. The existing management and a limited number of shareholders are able to control substantially all matters requiring shareholder approval, including nomination and election of directors and approval or rejection of significant corporate transactions. There is also a risk that the existing management of the Company and a limited number of shareholders will pursue an agenda, which is beneficial to themselves at the expense of other shareholders.

There Is No Assurance Of An Active Public Market For The Company’s Common Stock And The Price Of the Company’s Common Stock May Be Volatile. Given the relatively minimal public float and trading activity in the Company’s securities, there is little likelihood of any active and liquid public trading market developing for its shares. If such a market does develop, the price of the shares may be volatile. Since the shares do not qualify to trade on any national securities exchange, if they do actually trade, the only available market will continue to be through the OTC Bulletin Board or in the "pink sheets". It is possible that no active public market with significant liquidity will ever develop. Thus, investors run the risk that investors may never be able to sell their shares.

Possible Future Issuances of Additional Shares that are Authorized May Dilute the Interests of Stockholders. The Company’s Articles of Incorporation currently authorize its Board of Directors to issue up to 35,000,000 shares of Common Stock and 1,000,000 shares of undesignated Preferred Stock. Any additional issuances of any of the Company’s securities will not require the approval of shareholders and may have the effect of further diluting the equity interest of shareholders.

Existence of Limited Market for the Company’s Common Stock. There has been a very limited market for the Company’s Common Stock. Accordingly, although quotations for the Company’s Common Stock have been, and continue to be, published on the OTC Bulletin Board and the “pink sheets” published by the National Quotation Bureau, Inc., these quotations, in the light of the Company’s operating history, continuing losses and financial condition, are not necessarily indicative of the value of the Company. Such quotations are inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

29

ITEM 3. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended as of March 31, 2008, the end of the period covered by this quarterly report, our management concluded its evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.

Our management, including our Principal Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Disclosure Controls
Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Principal Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Based upon that evaluation, our company's Principal Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective because of the significant deficiency and the material weakness described below. Measures are being taken to include documentation of management oversight and review as part of the appropriate functional procedures.

Restatement of financial statements:
The financial statements for the quarter and six months ended March 31, 2008 and 2007, and the balance sheet as of September 30, 2007 have been restated to correct the accounting treatment previously accorded certain transactions.

•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc. For accounting purposes this was a reverse merger. Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer. The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the Statements of Operations for the three and six months ended March 31, 2008, and the Statements of Cash Flows for the six month ended March 31, 2008 as those of the legal acquirer and not that of the accounting acquirer.

30

•	During the second quarter of fiscal year 2008 the Company issued stock options. We have recognized an expense for this in the amount of $1,562,835.

Other than the items discussed above there have been no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Changes in Internal Controls
No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) occurred during the quarter ended March 31, 2008. There was a material weakness for quarter ended March 31, 2008 due to the company using the incorrect comparative numbers. The Company has revised the quarter ended March 31, 2008 and the period December 6, 2006 (inception) through March 31, 2007 to reflect the financial statements of Boomerang Utah as per the accounting procedures for a reverse merger. The Company issued stock options during this quarter that were originally not accounted for.

ITEM 3A(T). CONTROLS AND PROCEDURES

Please refer to Item 3 above for:

(i)
a description of the conclusions of our principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act; and

(ii)
a report of management on the small business issuer's internal control over financial reporting; as well as changes in our internal control over financial reporting identified in connection with its evaluation that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This quarterly report does contain a Management’s Report on Internal Controls over Financial Reporting.

31

PART II
OTHER INFORMATION

ITEM 4. UNREGISTERED SALES OF SECURITITES AND USE OF PROCEEDS

On February 6, 2008, the Company completed the following private sales of its securities:
(i)	The Company issued as consideration for the acquisition of Boomerang 13,333,333 shares (on a post one-for-fifteen reverse split basis) of Its Common Stock. The transaction is described above.
(ii)	Completed a private placement of 2,000,000 post-split shares of Common Stock of the Company.

The foregoing transactions were completed as transactions exempt from the registration requirements of the Securities Act of 1933, as amended, (the “Securities Act”) by virtue of Section 4(2) thereof and, with respect to (2) above, in reliance upon Regulation D adopted under the Securities Act.

The private placement resulted in net proceeds to the Company of approximately $1,700,000, which were used to meet ongoing expenses of Boomerang and $300,000 was used for the repayment of indebtedness.

Swartwood Hesse, Inc., received a selling commission of $82,000 and was issued five-year warrants to purchase 50,000 shares of Common Stock at an exercise price of $1.20 per share.

During the first quarter of fiscal 2008, the Company granted options to purchase common stock, comprised of the following: (i) ten-year non-statutory options granted to employees and consultants to purchase 1,147,686 shares of common stock exercisable at $0.90 per share; (ii) five-year non-statutory options to purchase 360,000 shares exercisable at $0.90 per share. The fair value of common shares on the date of grant for the 1,147,686 and the 360,000 options was $1.35 per share. The first category of 1,147,686 shares is fully vested as of the grant date of February 6, 2008 with a term of ten years. The remaining 360,000 shares are subject to the following vesting schedule; 25% eighteen months after the grant date of February 6, 2008 and 25% every six months thereafter.

32

ITEM 5.    EXHIBITS

Exhibit
Number	Description

3.1(a)	Certificate of Incorporation and Amendment No. 1 thereto (1)

3.1(b)	Certificate of Amendment dated June 24, 1992 to Certificate of Incorporation. (2)

3.2	By-Laws (1)

3.3	Certificate of Amendment filed February 6, 2008 effecting a one-for-fifteen reverse stock split of the registrant’s outstanding Common Stock. (3)

3.4	Certificate of Amendment filed February 6, 2008 effecting an increase in the registrant’s authorized shares of Common Stock. (3)

3.5	Certificate of Ownership and Merger filed February 6, 2008 effecting a change in the Registrant’s corporate name to Boomerang Systems, Inc. (3)

3.6	Second Restated and Amended Bylaws adopted by Registrant's Board of Directors on November 28, 2007 (4)

14	Code of Ethics (3)

31.1	Certification of President and Principal Executive Officer Pursuant to Rule 13a-14(a)

31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)

32.1	Certification of President and Principal Executive Officer Pursuant to Section 1350 (Furnished but not filed)

32.2	Certification of Principal Financial Officer Pursuant to Section 1350 (Furnished but not filed).

(1)	Filed as an exhibit to the Registration Statement on Form S-1 (File No. 2-66471) of the Company and incorporated herein by reference.

(2)	Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended September 30, 1992 and incorporated herein by reference.

(3)	Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended September 30, 2003 and incorporated herein by reference.

33

SIGNATURES

In accordance with to the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOMERANG SYSTEMS, INC.

Dated: June 4, 2009	By: /s/ Stanley J. Checketts
Stanley J. Checketts
Principal Executive Officer

Dated: June 4, 2009	By: /s/ Joseph R. Bellantoni
Joseph R. Bellantoni
Principal Financial Officer
and Principal Accounting Officer

34

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)

I, Joseph R. Bellantoni, certify that:

1.      I have reviewed this quarterly report on Form 10-Q of Boomerang Systems, Inc.;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.      The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

         (a.) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         (b.) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (c.) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.      The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

         (a.) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         (b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: June 4, 2009	By: /s/	Joseph R. Bellantoni
Joseph R. Bellantoni
Principal Financial
Officer

2

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a)

I, Stanley J. Checketts, certify that:

1.      I have reviewed this quarterly report on Form 10-Q of Boomerang Systems, Inc.;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.      The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

         (a.) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         (b.) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (c.) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.      The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

         (a.) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         (b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: June 4, 2009	By: /s/	Stanley J. Checketts
Stanley J. Checketts
Principal Executive
Officer

2

EXHIBIT 32.1

CERTIFICATION PURSUANT TO SECTION 1350
(furnished but not filed)

In connection with the Quarterly Report of Boomerang Systems, Inc. (the Company) on Form 10-Q for the period ending March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I Joseph R. Bellantoni, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002,that:

1)      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joseph R. Bellantoni

Joseph R. Bellantoni
Chief Financial Officer
June 4, 2009

EXHIBIT 32.2

CERTIFICATION PURSUANT TO SECTION 1350
(furnished but not filed)

In connection with the Quarterly Report of Boomerang Systems, Inc. (the Company) on Form 10-Q for the period ending March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I Christopher Mulvihill, President of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002,that:

1)      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Stanley J. Checketts

Stanley J. Checketts
Principal Executive Officer
June 4, 2009

A signed original of these written statements required by Section 1350 has been provided to Boomerang Systems, Inc. and will be retained by Boomerang Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-Q/A
AMENDMENT NO. 2
 (Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to _____________

Commission file number 0-10176

BOOMERANG SYSTEMS, INC.

(Exact name of small business issuer as specified in its charter)

Delaware	22-2306487

(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

355 Madison Avenue, Morristown, NJ	07960
(Address of principal executive offices)	(Zip Code)

(973) 538-1194

(Issuer’s telephone number, including area code)

(Former name, former address, and former fiscal year,
if changed since last report.)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

APPLICABLE ONLY TO CORPORATE ISSUERS:

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

Class - Common Stock, $0.001 par value 16,490,363 shares Outstanding at July 20, 2008

Transitional Small Business Disclosure Format (Check one):       Yes ☐ No ☒

RESTATEMENT OF FINANCIAL STATEMENTS

Boomerang Systems, Inc. has received comment letters from the Securities and Exchange Commission (the “SEC”) regarding the Company’s Form 10-Q for the period ended June 30, 2008 (the “Original Report”).  We have responded to the SEC’s comments in this Amendment Number 2 (the “Amendment”).  The primary purpose of the Amendment is to restate the financial statements.

The financial statements for the quarter and nine months ended June 30, 2008 and 2007, and the balance sheet as of September 30, 2007 have been restated to correct the accounting treatment previously accorded certain transactions.

•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the Statements of Operations for the three and nine months ended June 30, 2008, and the Statements of Cash Flows for the nine month ended June 30, 2008 as those of the legal acquirer and not that of the accounting acquirer.

•
During the second quarter of fiscal year 2008 the Company issued stock options.  We have recognized an expense of $1,562,825 during the second fiscal quarter ended March 31, 2008 and $20,214 during the third quarter ended June 30, 2008, for a total expense of $1,583,049 for the nine months ended June 30, 2008.

The disclosures in the Amendment continue to speak as of the date of the Original Report and do not reflect events occurring after the filing of the Original Report.  Accordingly, the Amendment should be read in conjunction with our other filings made with the SEC subsequent to the filing of the Original Report including any amendments to those filings.  The filing of the Amendment shall not be deemed to be an admission that the Original Report, when made, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC.)

FORM 10-Q/A
QUARTER ENDED June 30, 2008

PART I
FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

The attached unaudited financial statements of Boomerang Systems, Inc. and its wholly owned subsidiaries (the "Company") reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results for the interim period presented.

	Consolidated balance sheets	4

	Consolidated statements of operations	5

	Consolidated statements of cash flows	6

	Notes to consolidated financial statements	8-22

Item 2.	Management's Discussion and Analysis or Plan of Operation	23-31

Item 3.	Controls and Procedures	32-33

	PART II
	OTHER INFORMATION

ITEM 5.	Other Information	34

Item 6.	Exhibits	35

ITEM 1- FINANCIAL STATEMENTS
BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	September 30,
	2008	2007
	(Unaudited)
	(Restated)

ASSETS
Current assets:
Cash and cash equivalents	$12,453	$355,609
Accounts receivable	126,012	-
Costs and estimated earned profits in excess of billings on completed contracts	494,095	-
Inventories	54,609	-
Prepaid expenses and other assets	52,187	41,654
Total current assets	739,356	397,263

Property, plant and equipment, net	219,479	7,676

	$958,835	$404,939

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,337,309	$401,831
Debt, current portion - net of discount	1,847,390	-
Billings in excess of costs and estimated earned profits of uncompleted contracts	2,739	-
Total current liabilities	3,187,438	401,831

Long term liabilities:
Debt	123,985	-
Total long term liabilities	123,985	-

Total liabilities	3,311,423	401,831
Commitments and contingencies

Stockholders' (deficit) equity:
Common stock, $0.001 par value; authorized shares 35,000,000; 16,490,363 and 13,333,333 issued and outstanding, respectively	16,490	13,333
Additional paid in capital	4,222,322	1,604,077
Accumulated deficit	(6,591,400)	(1,614,302)
Total stockholders' (deficit) equity	(2,352,588)	3,108

	$958,835	$404,939
Note: The balance sheet at September 30, 2007, has been taken from the audited financial statements at that date.
  The September 30, 2007 shares and share dollar amount reflect the 1 for 15 reverse split.
See notes to audited consolidated financial statements.

BOOMERANG SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		December 6,
		2006
	Nine Months	(Inception)
	Ended June 30,	through June	Three Months Ended June 30,
	2008	30, 2007	2008	2007
	(Restated)	(Restated)	(Restated)	(Restated)

Revenues
System sales	$938,140	$-	376,698	-
Total revenues	938,140	-	376,698	-

Cost of Goods Sold	(1,002,552)	-	(376,698)	-
Gross Loss	(64,412)	-	-	-

Expenses:
Other operations	-	-	-	-
Sales and marketing	795,143	92,074	233,745	56,642
General and administrative expenses	2,856,654	151,950	518,545	135,567
Research and development	1,202,248	1,931,727	320,526	1,573,368
Depreciation and amortization	13,918	542	3,138	542
Total expenses	4,867,963	2,176,293	1,075,954	1,766,119

Loss from operations	(4,932,375)	(2,176,293)	(1,075,954)	(1,766,119)

Other income (expenses):
Interest income	7,706	4,220	1,191	2,581
Interest expense	(49,816)	-	(25,915)	-
Total other income (expenses)	(42,110)	4,220	(24,724)	2,581

Loss before provision for income taxes	(4,974,485)	(2,172,073)	(1,100,678)	(1,763,538)
Provision for income taxes	2,613	-	2,613	-

Net loss	$(4,977,098)	$(2,172,073)	(1,103,291)	(1,763,538)

Net loss per common share - basic and diluted	$(0.33)	$(0.16)	(0.07)	(0.13)

Weighted average number of shares - basic and diluted	15,010,144	13,333,333	16,490,363	13,333,333
Note:  The nine months ended June 30, 2007 weighted average and diluted weighted average number of shares has been changed to reflect the 1 for 15 reverse stock split.
See notes to audited consolidated financial statements.

BOOMERANG SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended June 30, 2008	December 6, 2006 (Inception) through June 30, 2007
	(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,977,098)	$(2,172,073)
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation	13,918	540
Grant of options for services	1,583,049	-
Changes in assets and liabilities:
Accounts receivable	(126,012)	(105)
Costs and estimated earned profits in excess of billings on completed contracts	(494,095)	-
Inventories	(54,609)	-
Prepaid expenses and other assets	(10,533)	(2,433)
Accounts payable and accrued liabilities	722,217	9,382
Billings in excess of costs	2,739	-
NET CASH USED IN OPERATIONS	(3,340,424)	(2,164,689)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(225,721)	(7,617)
Cash of Digital upon reverse merger	10,847	-
NET CASH USED IN INVESTING ACTIVITIES	(214,874)	(7,617)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	1,889,449	200,000
Repayment for loans payable	(404,830)	-
Proceeds from Private Placement	1,727,523	-
Capital contribution	-	2,030,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,212,142	2,230,000

NET INCREASE IN CASH	(343,156)	57,694
CASH - beginning of period	355,609	-

CASH - end of period	$12,453	$57,694

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$2,613	$-

See notes to audited consolidated financial statements.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
SUPPLEMENTARY SCHEDULE OF NON-CASH OPERATING,
INVESTING AND FINANCING ACTIVITIES
NINE MONTHS ENDED JUNE 30, 2008 AND DECEMBER 6, 2006 (date of inception) THROUGH JUNE 30, 2007
(Unaudited)
	2008	2007
	(Restated)	(Restated)
Reverse merger:
Cash	(10,847)	$0
Accounts payable	213,261	0
Debt	486,756	0
Common stock	1,157	0
Additional paid in capital	(690,327)	0
Subtotal	0	0

Total Non-Cash Operating, Investing and Financing Activities	$0	$0

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION:

Boomerang Systems, Inc. a Utah corporation (“Boomerang Utah”) was incorporated under the laws of the State of Utah on December 6, 2006.

On February 6, 2008, Boomerang entered into an agreement with Digital Resources, Inc, (“Digital”) (formerly Dominion Resources, Inc.), a Delaware corporation. Under the terms of the agreement (the “Acquisition”) Digital issued as consideration for all the business, assets and liabilities of Boomerang Utah 13,333,334 shares (on a post one-for-fifteen reverse split basis) of Digital. Subsequent to the Acquisition, Boomerang Utah became a wholly owned subsidiary of Digital, with the shareholders of Boomerang owing approximately 80.9% of Digital. Under generally accepted accounting principles, the acquisition by Digital of Boomerang Utah is considered to be capital transactions in substance, rather than a business combination. That is, the acquisition is equivalent, to the acquisition by Boomerang Utah of Digital. As the Acquisition was a capital transaction, and not a business combination, there is no assigned goodwill or other intangible asset resulting from the Acquisition.  This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure.  Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of Digital, as the legal acquirer, are those of the accounting acquirer, Boomerang Utah.  The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented.  Thus, the 13,333,333 shares of common stock issued to the former Boomerang Utah stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition.  Hereinafter Digital or Boomerang Utah are to be referred to as the “Company”, unless specific reference is made to a particular company or a subsidiary of a company.

Concurrent with the Acquisition on February 6, 2008, and required as part of the Acquisition, the Company (i) a private placement of 2,000,000 post-split shares of our Common Stock pursuant to a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the “Securities Act”) resulting in net proceeds to us of approximately $1,700,000, (ii) the completion of a one-for-fifteen reverse stock split of our outstanding shares, and (iii) completion by the Company of all filing requirements under the Securities Exchange Act of 1934, as amended, and the passage of all notice periods.

Concurrently with the closing of the Acquisition, the Company changed its corporate name to Boomerang Systems, Inc.  The Company, through its wholly owned subsidiary, Boomerang Utah, is engaged in the design, development, and marketing of automated racking and retrieval systems for automobile parking and automated racking and retrieval of containerized self-storage units. The Company was a developmental stage company through the first quarter of fiscal 2008.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION: (continued)

The accompanying unaudited consolidated financial statements of the Company have been prepared for the interim periods and are unaudited (consisting only of normal recurring adjustments) which are in the in opinion of management, necessary for a fair presentation of the financial position and operating results for the periods presented. These statements should be read in conjunction with Form 10-KSB for fiscal 2007, and other filings of the Company, including, but not limited to, the Company’s Form DEF 14C filed on December 21, 2007, all of these Form, and other Forms of the Company, are on file with the Securities and Exchange Commission. The results of operations for the three and nine months ended June 30, 2008 are not necessarily indicative of the results for the Company to be expected for the full fiscal year ending September 30, 2008.

Note 2 - GOING CONCERN:

The Company's financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company sustained a substantial loss in fiscal 2007 of $1,614,302. For the first nine months of fiscal 2008, the Company incurred a net loss of $4,977,098. The Company had negative cash flow from operations for the first nine months of fiscal 2008 and 2007 in the amount of $3,340,424 and $2,164,689, respectively. As of June 30, 2008, the Company's liabilities exceeded its assets by $2,352,588 and at September 30, 2007 the assets exceeded the liabilities by $3,108.

These factors create uncertainty whether the Company can continue as a going concern. The Company's plans to mitigate the effects of the uncertainties of the Company's continued existences are: 1) to raise additional equity capital and 2) to develop a business plan which will generate positive operating cash flow.
Management believes that these plans can be effectively implemented in the next twelve-month period.

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS:

The financial statements for the quarter and nine months ended June 30, 2008 and 2007, and the balance sheet as of September 30, 2007 have been restated to correct the accounting treatment previously accorded certain transactions.

•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the Statements of Operations for the three and nine months ended June 30, 2008, and the Statements of Cash Flows for the nine month ended June 30, 2008 as those of the legal acquirer and not that of the accounting acquirer.

•
During the second quarter of fiscal year 2008 the Company issued stock options.  We have recognized an expense of $1,562,825 during the second fiscal quarter ended March 31, 2008 and $20,214 during the third quarter ended June 30, 2008, for a total expense of $1,583,049 for the nine months ended June 30, 2008.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

Balance Sheet data as of September 30, 2007:
	As Filed	Restated	Change
Assets
Cash	3,721.00	355,609.00	(351,888.00)
Accounts Receiveable	-	-	-
Excess Billings	-	-	-
Inventories	-	-	-
Prepaid	-	41,654.00	(41,654.00)
Property Plant	-	7,676.00	(7,676.00)
Total Assets	3,721.00	404,939.00

Liabilitites
Accounts Payable	166,693.00	401,831.00	(235,138.00)
Debt-current	366,439.00	-	366,439.00
Earned Profits of Uncompleted	-	-	-
Debt-long term	-	-	-
Total Liabilties	533,132.00	401,831.00

Stockholders' Deficit
Common Stock	1,157.00	13,333.00	(12,176.00)
Additional Paid in Capital	11,836,653.00	1,604,077.00	10,232,576.00
Accumulated Deficit	(10,966,308.00)	(1,614,302.00)	(9,352,006.00)
Treasury Stock	(1,400,913.00)
Total Stockholders' Deficit	(529,411.00)	3,108.00
Total Liabilities & Stockholders' Deficit	3,721.00	404,939.00

The balance sheet data previously presented was that of the legal acquirer, Digital, the current balance sheet presented is that of the accounting acquirer, Boomerang.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

Balance Sheet components of restatement data as of June 30, 2008:
	As Filed	Restated	Change
Assets
Cash	12,453.00	12,453.00	-
Accounts Receiveable	126,012.00	126,012.00	-
Excess Billings	494,095.00	494,095.00	-
Inventories	54,609.00	54,609.00	-
Prepaid	52,187.00	52,187.00	-
Property Plant	219,479.00	219,479.00	-
Total Assets	958,835.00	958,835.00

Liabilitites
Accounts Payable	1,337,308.00	1,337,309.00	(1.00)
Debt-current	1,847,390.00	1,847,390.00	-
Earned Profits of Uncompleted	2,739.00	2,739.00	-
Debt-long term	123,985.00	123,985.00	-
Total Liabilties	3,311,422.00	3,311,423.00

Stockholders' Deficit
Common Stock	16,490.00	16,490.00	-
Additional Paid in Capital	2,639,273.00	4,222,322.00	(1,583,049.00)
Accumulated Deficit	(5,008,350.00)	(6,591,400.00)	1,583,050.00
Total Stockholders' Deficit	(2,352,587.00)	(2,352,588.00)
Total Liabilities & Stockholders' Deficit	958,835.00	958,835.00

Details/Adjustments on Changes to the Balance Sheet
Category	Orginial	Note	Change	Restated
Accounts Payable	1,337,308.00			1,337,308.00
		(b)	1.00	1.00
			1.00	1,337,309.00

Additional Paid in Capital	2,639,273.00			2,639,273.00
		(a)	1,562,835.00	1,562,835.00
		(c)	20,214.00	20,214.00
			1,583,049.00	4,222,322.00

Accumulated Deficit	(5,008,350.00)			(5,008,350.00)
		(a)	(1,562,835.00)	(1,562,835.00)
		(b)	(1.00)	(1.00)
		(c)	(20,214.00)	(20,214.00)
			(1,583,050.00)	(6,591,400.00)

(a)- To record expenses for fully vested stock options grated in February 2008 in accordance with FAS 123(R).
(b)- To correct a rounding issue.
(c)- To record expenses for vested portion for granted options that vest over three years in accordance with FAS 123(R).

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

Statements of Operations components of restatement data for the Nine Months ended June 30, 2007:

	As Filed	Restated	Change
System Sales	-	-	-

COGS	-	-	-

Gross (Loss)	-	-

Expenses
Other Operations	-	-	-
Sales & Marketing	-	92,074.00	(92,074.00)
General & Administrative	73,241.00	151,950.00	(78,709.00)
Research & Development	-	1,931,727.00	(1,931,727.00)
Depreciation & Amortization	1,049.00	542.00	507.00
Total Expenses	74,290.00	2,176,293.00

(Loss) from Operations	(74,290.00)	(2,176,293.00)	2,102,003.00

Other Income(Expenses)
Interest Income	-	4,220.00	(4,220.00)
Interest Expense	(20,514.00)	-	(20,514.00)
Loss on Sale of Equipment	(6,182.00)
Gain on Sale of Swingstation Assets	177,701.00	-	177,701.00
Debt Write Off	-	-	-
Total Other Income(Expenses)	151,005.00	4,220.00

(Loss) Before Provision for Income Taxes	76,715.00	(2,172,073.00)	2,248,788.00
Provision for Income Taxes	3,794.00	-	3,794.00

Net (Loss)	72,921.00	(2,172,073.00)	2,244,994.00

Earnings Per Share:
Basic Net Loss per Common Share	0.11	(0.16)	(0.27)
Diluted Net Loss per Common Share	0.09	(0.16)	(0.20)

Weighted Average Number of Shares- Basic	643,917	13,333,333	12,689,416
Weighted Average Number of Shares- Diluted	849,740	13,333,333	12,483,593

The statements of operations data previously presented was that of the legal acquirer, Digital, the statements of operations presented is that of the accounting acquirer, Boomerang.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

Statements of Operations components of restatement data for the Nine Months ended June 30, 2008:

	As Filed	Restated	Change
System Sales	938,140.00	938,140.00	-

COGS	(1,002,552.00)	(1,002,552.00)	-

Gross (Loss)	(64,412.00)	(64,412.00)

Expenses
Other Operations	-	-	-
Sales & Marketing	795,143.00	795,143.00	-
General & Administrative	1,273,605.00	2,856,654.00	(1,583,049.00)
Research & Development	1,202,248.00	1,202,248.00	-
Depreciation & Amortization	13,918.00	13,918.00	-
Total Expenses	3,284,914.00	4,867,963.00

(Loss) from Operations	(3,349,326.00)	(4,932,375.00)	1,583,049.00

Other Income(Expenses)
Interest Income	7,706.00	7,706.00	-
Interest Expense	(49,816.00)	(49,816.00)	-
Debt Discount	-	-	-
Debt Write Off	-	-	-
Total Other Income(Expenses)	(42,110.00)	(42,110.00)

(Loss) Before Provision for Income Taxes	(3,391,436.00)	(4,974,485.00)	1,583,049.00
Provision for Income Taxes	2,613.00	2,613.00	-

Net (Loss)	(3,394,049.00)	(4,977,098.00)	1,583,049.00

Details/Adjustments on Changes to the Income Statement
Category	Orginial	Note	Change	Restated
General & Administrative	1,273,605.00			1,273,605.00
		(a)	1,562,835.00	1,562,835.00
		(c)	20,214.00	20,214.00
			1,583,049.00	2,856,654.00

Net Loss	(3,394,049.00)			(3,394,049.00)
		(a)	(1,562,835.00)	(1,562,835.00)
		(c)	(20,214.00)	(20,214.00)
			(1,583,049.00)	(4,977,098.00)
Earnings Per Share:
Basic Net Loss per Common Share	(0.36)	(d)	0.03	(0.33)
Diluted Net Loss per Common Share	(0.32)	(d)	(0.01)	(0.33)

Weighted Average Number of Shares- Basic	9,327,346	(e)	5,682,798	15,010,144
Weighted Average Number of Shares- Diluted	10,633,032	(e)	4,377,112	15,010,144

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

(a)- To record expenses for fully vested stock options grated in February 2008 in accordance with FAS 123(R).
(c)- To record expenses for vested portion for granted options that vest over three years in accordance with FAS 123(R).
(d)- As a result of the above entries that effected earnings, the earnings per share are affected based on the cumulative effect of these entries.
(e)- To correct weighting of shares as a result of the recapitalization and the change in capital structure.

Statements of Operations components of restatement data for the Three Months ended June 30, 2007:

	As Filed	Restated	Change
System Sales	-	-	-

COGS	-	-	-

Gross (Loss)	-	-

Expenses
Other Operations	-	-	-
Sales & Marketing	-	56,642.00	(56,642.00)
General & Administrative	31,573.00	135,567.00	(103,994.00)
Research & Development	-	1,573,368.00	(1,573,368.00)
Depreciation & Amortization	-	542.00	(542.00)
Total Expenses	31,573.00	1,766,119.00

(Loss) from Operations	(31,573.00)	(1,766,119.00)	1,734,546.00

Other Income(Expenses)
Interest Income	(7,942.00)	2,581.00	(10,523.00)
Interest Expense	-	-	-
Loss on Sale of Equipment	(6,182.00)
Gain on Sale of Swingstation Assets	-	-	-
Debt Write Off	-	-	-
Total Other Income(Expenses)	(14,124.00)	2,581.00

(Loss) Before Provision for Income Taxes	(45,697.00)	(1,763,538.00)	1,717,841.00
Provision for Income Taxes	12.00	-	12.00

Net (Loss)	(45,709.00)	(1,763,538.00)	1,717,829.00

Earnings Per Share:
Basic Net Loss per Common Share	(0.07)	(0.13)	(0.06)
Diluted Net Loss per Common Share	(0.04)	(0.13)	(0.09)

Weighted Average Number of Shares- Basic	643,917	13,333,333	12,689,416
Weighted Average Number of Shares- Diluted	1,060,363	13,333,333	12,272,970
The statements of operations data previously presented was that of the legal acquirer, Digital, the statements of operations presented is that of the accounting acquirer, Boomerang.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

Statements of Operations components of restatement data for the Three Months ended June 30,2008:

	As Filed	Restated	Change
System Sales	376,698.00	376,698.00	-

COGS	(376,698.00)	(376,698.00)	-

Gross (Loss)	-	-

Expenses
Other Operations	-	-	-
Sales & Marketing	233,745.00	233,745.00	-
General & Administrative	498,331.00	518,545.00	(20,214.00)
Research & Development	320,526.00	320,526.00	-
Depreciation & Amortization	3,138.00	3,138.00	-
Total Expenses	1,055,740.00	1,075,954.00

(Loss) from Operations	(1,055,740.00)	(1,075,954.00)	20,214.00

Other Income(Expenses)
Interest Income	1,191.00	1,191.00	-
Interest Expense	(25,915.00)	(25,915.00)	-
Debt Discount	-	-	-
Debt Write Off	-	-	-
Total Other Income(Expenses)	(24,724.00)	(24,724.00)

(Loss) Before Provision for Income Taxes	(1,080,464.00)	(1,100,678.00)	20,214.00
Provision for Income Taxes	670.00	2,613.00	(1,943.00)

Net (Loss)	(1,081,134.00)	(1,103,291.00)	22,157.00

Earnings Per Share:
Basic Net Loss per Common Share (d)	(0.07)	(0.07)	-
Diluted Net Loss per Common Share (d)	-	(0.07)	(0.07)

Weighted Average Number of Shares- Basic (e)	16,490,362	16,490,363	1
Weighted Average Number of Shares- Diluted (e)	17,998,048	16,490,363	(1,507,685)

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS: (continued)

Details/Adjustments on Changes to the Income Statement
Category	As Filed	Note	Change	Restated
General & Administrative	498,331.00			498,331.00
		(a)	20,214.00	20,214.00
			20,214.00	518,545.00

Provision Income Taxes	670.00			670.00
		(b)	1,943.00	1,943.00
			1,943.00	2,613.00

Net Loss	(1,081,134.00)			(1,081,134.00)
		(a)	(20,214.00)	(20,214.00)
		(b)	(1,943.00)	(1,943.00)
			(22,157.00)	(1,103,291.00)

(a)- To record expenses for vested portion for granted options that vest over three years in accordance with FAS 123(R).
(b)- Reclassified from other operations expense. FAS 123(R).
(d)- As a result of the above entries that effected earnings, the earnings per share are affected based on the cumulative effect of these entries.
(e)- To correct weighting of shares as a result of the recapitalization and the change in capital structure.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Prior to the completion of the Acquisition, the holder of Boomerang’s outstanding capital stock was Boomerang Systems Holdings, Inc. (“Holdings”).  Certain persons, who are the beneficial holders of the outstanding stock of Holdings are also members or stockholders of other entities that are parties to agreements with Boomerang.  HSK Funding, Inc., Lake Isle Corp. and Venturetek, LP, who are beneficial holders of shares of the Company and stockholders of Holdings, are also the members of B&G Management, LLC (“B&G”).  A majority-owned subsidiary of B&G, S&S Worldwide, Inc. (“S&S”) has, since Boomerang’s inception, provided Boomerang with consulting services and purchased for resale to Boomerang the parts and components used in the manufacture and construction of the two existing Boomerang automated parking and self-storage pilot systems and utilized in Boomerang’s research and development activities.  The services, parts, components and other activities of S&S have been charged by S&S to Boomerang based on the actual cost to S&S of the time and materials plus an override of 5%.  Through December 31, 2007 charges to Boomerang by S&S, including the 5% override were approximately $801,361.  During the two quarters ended June 30, 2008, $151,307 of this balance was paid down.  As of June 30, 2008, $650,054 is outstanding to S&S to be paid from Boomerang. Except for limited purchases from S&S, Boomerang is purchasing parts, components and other services directly.

Mr. Stanley J. Checketts (“Checketts”), the Company’s Chief Executive Officer, was the founder of S&S and is its Chief Executive Officer.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 4 - RELATED PARTY TRANSACTIONS (continued):

SB&G Properties, L.C. (“SB&G”), a wholly-owned subsidiary of Holdings, is the landlord under a lease entered into with Boomerang dated October 1, 2007, relating to premises located at 324 West 2500 North, Building A, Logan, Utah.  The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $260,610 plus real property and school taxes.  Of the annual rental, payment of $57,740 has been deferred until October 1, 2008.  In addition, Boomerang is obligated to pay for all utilities and for repairs and maintenance to the property.  The approximately 29,750 square foot leased premises are used for Boomerang’s manufacturing activities.

Stan Checketts Properties, L.C., whose sole owner is Mr. Stanley J. Checketts, is the landlord under a lease entered into with Boomerang dated October 1, 2007 for premises located at 324 West 2500 North, Building B, Logan, Utah.  The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $157,680 plus real property and school taxes.  Of the fixed annual rent, payment of $38,448 of rent has been deferred until October 1, 2008.  In addition, Boomerang is obligated to pay for all utilities and for repairs and maintenance to the property.  The approximately 18,000 square foot leased premises are also used for Boomerang’s manufacturing activities.

Boomerang also leases on a month-to-month basis approximately 743 square feet of office space at 355 Madison Avenue, Morristown, New Jersey from St. Mark’s Associates.  The rental is $1,362 per month and Boomerang is obligated to maintain the premises.  Mr. Gene Mulvihill (“Mulvihill”), the father of Christopher Mulvihill, the President of the Company, is a partner of St. Mark’s Associates.

SB&G is obligated on a twenty-year promissory note owing to a non-affiliated bank in the principal amount of $868,552 as of June 30, 2008, bearing interest at 7.845% per annum and due August 1, 2027.  The promissory note is collateralized by the real property that is the subject of the lease from SB&G to Boomerang.  Boomerang, along with Messrs. Mulvihill, Checketts, and Burton Koffman (“Koffman”), the father of David Koffman, a member of the Board of Directors, are the joint and several guarantors of the promissory note.

Holdings and each of Messrs. Mulvihill and Koffman are the guarantors of a financing lease entered into on September 1, 2007 between Boomerang and a non-affiliated bank.  The lease relates to certain equipment used by Boomerang in its manufacturing operations.  The total cost of the equipment was approximately $900,000.  The rental is payable in sixty monthly installments of approximately $12,750.  Boomerang has the option to purchase the equipment at the conclusion of the lease term for approximately $315,000 which amount is the parties’ pre-determined fair market value of the equipment at the conclusion of the lease.

J and A Financing, Inc., also affiliated with Messrs. Mulvihill and Koffman have guaranteed two loans to Boomerang from a non-affiliated bank, totaling $485,000 as of June 30, 2008.

The Company issued warrants to purchase common stock during the fiscal nine months ended June 30, 2008 to certain of its officers and Directors, including:
Joseph Bellantoni, the Company's Principal Financial Officer, was issued a non-statutory option to purchase 350,000 shares at an exercise price of $.90 per share.  Ami Abramson, a Vice President, was issued a non-statutory option to purchase 350,000 shares at an exercise price of $.90 per share.  Paul Donohue, a member of the Board, was issued a non-statutory option to purchase 25,000 shares at an exercise price of $.90 per share.  Guy Jardine, the Company's Principal Operating Officer, was issued a non-statutory option to purchase 150,000 shares at an exercise price of $.90 per share.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED June 30, 2008 AND 2007
(Unaudited)

NOTE 4 - RELATED PARTY TRANSACTIONS (continued):

In May, 2008, the Company executed and delivered to J & A Financing, Inc. a Demand Grid Note with a maximum borrowing availability of $1,500,000. On May 8, 2008 the Company drew down under the Grid Note the sum of $870,000.  Interest under the Grid Note accrues at 9% per annum and principal and accrued interest is due on demand.  The proceeds of $870,000 were used for working capital and general corporate purposes.

NOTE 5- INVENTORY:

Inventories consisting of parts, materials, and assemblies are stated at the lower of cost or market. Cost is determined using the weighted average cost   method.

NOTE 6- REVENUE RECOGNITION:

Revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, inclusive of those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the changes are determined. The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

NOTE 7- COSTS IN EXCESS OF BILLINGS/BILLINGS IN EXCESS OF COSTS:

The Company enters into contracts for the construction of Racking and Retrieval Systems and generally recognizes revenue on the percentage-of-completion method. The Company entered into three contracts for $1,278,140 in 2008.Information with respect to uncompleted contracts at June 30, 2008:

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 7- COSTS IN EXCESS OF BILLINGS/BILLINGS IN EXCESS OF COSTS: (continued)

Accumulated costs and estimated earnings on
Uncompleted contracts	$935,426
Less Billings	(444,070)

Included in the accompanying consolidated
Balance sheets under the following captions:

Costs and estimated earned profits in excess
Of billings on uncompleted contracts	494,095
Billings in excess of costs and estimated
Earned profits on uncompleted contracts	(2,739)
Net Costs to Billings	491,356

NOTE 8- ACCOUNTS RECEIVABLE:

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For the period ended June 30, 2008, the Allowance for Doubtful Accounts was $0.

NOTE 9- PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred.  Costs of major additions and betterments are capitalized.  Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets.  Depreciation and amortization for the nine months ended June 30, 2008 and 2007 was $13,918 and $542, respectively.

NOTE 10- RESEARCH AND DEVELOPMENT:

Pursuant to SFAS No. 2, research and development costs are expensed as incurred.

NOTE 11- ADVERTISING:

Advertising costs amounted to $312,845 and $51,463 for the nine months ended June 30, 2008 and 2007, respectively. Advertising costs are expensed as incurred.

NOTE 12- USE OF ESTIMATES:

Management of the Company has made estimates and assumptions relating to reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.  Actual results could differ from these estimates.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 13- DEBT-CURRENT AND LONG TERM:

On November 20, 2007 the Company, through its wholly own subsidiary Boomerang Sub (“Sub”), entered into a loan agreement with a non-affiliated bank in the amount of $200,000.  The loan bears interest at 7.05%, and is due on May 21, 2008.  This loan was extended to August 21, 2008 and now bears an interest rate of 5%.  On December 11, 2007 the Company entered into a second loan agreement with a non-affiliated bank through Sub for $300,000 at an interest rate of 7%.  This loan was paid back on February 11, 2008 out of the proceeds of the private sale of the Company’s securities in February 2008.  The Company entered into a third loan with a non-affiliated bank through Sub on January 14, 2008 for $300,000 with an interest rate of 6.458% which was due on April 14, 2008.  This loan was extended to July 14, 2008 and the interest rate was decreased to 5%. With each extension on the stated loans we paid the interest that was accrued to the maturity date and the interest rates were updated to reflect the current market. The Company does not view these loans as being substantially modified, but rather having been rolled over into new loans.  There has been no forgiveness of debt under these loans.  These loans are secured with collateral from a related party.

Sub also entered into a capital lease with a non-affiliated bank on December 28, 2007 for $135,675.  The terms are for 60 monthly payments of $2,651, inclusive of interest, with a purchase price of $1.00 at the end of the lease.

In May 2008, the Company entered into a loan agreement with J & A Financing, Inc., for an aggregate of $870,000.  The loan bears an interest at 9% and is due on demand.

NOTE 14- OPTIONS AND WARRANTS:

OPTIONS:

During the first quarter of fiscal 2008, we granted options to purchase common stock, comprised of the following: (i) ten-year non-statutory options granted to employees and consultants to purchase 1,147,686 shares of common stock exercisable at $0.90 per share; (ii) five-year non-statutory options to purchase 360,000 shares exercisable at $0.90 per share.  The fair value of common shares on the date of grant for the 1,147,686 and the 360,000 options was $1.35 per share for a total value of $2,035,491.  The first category of 1,147,686 shares is fully vested as of the grant date of February 6, 2008 with a term of ten years.  These have a value of $1,549,359 and have been fully expensed during the nine months ended June 30, 2008.  The other category of 360,000 shares is subject to the following vesting schedule; 25% eighteen months after the grant date of February 6, 2008 and 25% every six months thereafter.  These stock options are subject to forfeiture until service conditions associated with their grant are satisfied, and are valued at $485,132. The Company has recognized $33,690 in expense with regards to these vesting options during the nine months ended June 30, 2008 in accordance with FAS 123(R).

The Company adopted SFAS No. 123 (R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including stock options and employee stock purchases based on estimated fair values.  The following table summaries stock-based compensation expenses for employee stock purchases and non-vested shares under SFAS No. 123 (R) for the fiscal period ended March 31, 2008.  We use the Black-Scholes option pricing model (“BSM”) to estimate the grant date fair value of stock option awards.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 14- OPTIONS AND WARRANT (continued):

Recognized Expense for Vested Options for Period Ended March 31, 2008:
General and administrative	$1,182,138
Consulting fees	168,748
Legal fees	198,473
Total recognized expense for vested options	$1,549,359

Recognized Expense for Non-Vested Options for Period Ended:
March 30,2008:	General and administrative	$13,476
June 30, 2008:	General and administrative	20,214
		$33,690

The weighted average exercise price is $0.90, using the BSM with the following weighted average assumptions:

Period Ended June 30, 2008
Expected volatility	272.9%
Risk-free interest rate	2.650%
Expected term (in years)	8.81
Dividend Rate	0.0%

The volatility assumption for the period was based on the weighted average for the most recent year and long term volatility measures of our stock as well as certain of our peers.

The expected term of the employee stock options represents the actual term.  We have no historical data to make any assumptions off of.  In the upcoming years we will adjust the expected term once historical data becomes available.

A stock-based compensation expense recognized in the accompanying consolidated statement of operations for the period ended June 30, 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.  SFAS No. 123 (R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  Currently we have no historical data to use for estimating out forfeitures.

NOTE 16- COMMITMENTS AND CONTINGENCIES:

SB&G is obligated on a twenty-year promissory note owing to a non-affiliated bank in the principal amount of $881,250, bearing interest at 7.845% per annum and due August 1, 2027.  The promissory note is collateralized by the real property that is the subject of the lease from SB&G to Boomerang.  Boomerang, along with Messrs. Mulvihill, Checketts, and Koffman, are the joint and several guarantors of the promissory note.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED June 30, 2008 AND 2007
(Unaudited)

NOTE 17- SUBSEQUENT EVENTS:

A non-affiliated bank loan that was due on July 14, 2008, has been extended to October 14, 2008, with an interest rate of 4.75%.

During July 2008, the Company drew down under the Grid Note an additional $700,000. The proceeds of $700,000 were used for working capital and general corporate purposes.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
(FORMERLY DIGITAL IMAGING RESOURCES, INC)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM. 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

INTRODUCTION

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's condensed consolidated financial statements and accompanying notes appearing elsewhere in this report. This discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward looking statements as a result of certain factors, including but not limited to the risks discussed in this report.

The Company, through its wholly owned subsidiary, Boomerang, which it acquired in February 2008, is engaged in the design, development, and marketing of automated racking and retrieval systems for automobile parking and automated racking and retrieval of containerized self-storage units.

The Company’s revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, inclusive of those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the changes are determined. The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

LIQUIDITY AND CAPITAL RESOURCES

During the first nine months of fiscal 2008, the Company had net loss of $4,977,098. Included in net loss is depreciation of $13,918 and $1,583,049 relating to the issuance of stock options, both items are non-cash expenses.

During the first nine months of fiscal 2008, changes in assets and liabilities primarily included a decrease in cash and cash equivalents resulting from an increase in accounts receivable of $126,012, an increase in inventory of $54,609, an increase in costs and estimated earned profits in excess of billings and uncompleted contracts of $494,095, and an increase in prepaid and other assets of $10,533, offset by an increase in cash resulting of an increase of accounts payable and accrued liabilities of $722,217 and an increase in billings in excess of costs and estimated earned profits of uncompleted contracts of $2,739. After reflecting the net changes in assets and liabilities, net cash used by operations was $3,340,424.

Cash used in investing activities of $225,721 was used for the purchase of property and equipment and the company received cash from Digital of $10,847 for a net of $214,874.

During the first nine months of fiscal 2008, financing activities provided net cash from loans payable of $1,889,449 with a repayment of loans payable of $404,830 and net proceeds from the private placement of $1,727,523. Accordingly, net cash provided by financing activities was $3,212,142.

Accordingly, during the first nine months of fiscal 2008, the Company's cash and cash equivalents decreased by $343,156.

The Company intends to seek to raise the sum of $1,500,000 from the private sale of its debt and equity securities.  It is presently intended that the securities will be offered in such jurisdictions where the offering may lawfully be made to those persons who purchased the Company’s securities in the Company’s private sale of securities completed in February, 2008 with any unsold securities purchased by certain affiliates of the Company.  The securities offered are expected to include $1,500,000 principal amount of the Company’s promissory notes due twelve months from issuance with interest accruing at the rate of 12% per annum payable currently at 1% per month.  Issued with the promissory notes are intended to be five-year common stock purchase warrants exercisable at $1.25 per share to purchase an aggregate of 1,500,000 shares of Common Stock, or one warrant for each $1.00 of notes purchased.  In the event the promissory notes and any accrued but unpaid interest are not paid at maturity, the holder of the notes will be issued additional five-year common stock purchase warrants exercisable at a per common share exercise price equal to 80% of the average of the last sale prices for the Company’s Common Stock during the most recent ten trading days prior to the date of issuance of the warrants and, in the event last sale prices are unavailable for a full ten trading days, such additional number of trading days immediately prior to such ten trading day period so as to total the most recent ten trading days during which last sale prices are available.  The Company’s shares of Common Stock are quoted in the Pink OTC Markets under the trading symbol BMER (www.pinksheets.com/pink).  The warrants will be issued at the rate of warrants to purchase 1.5 shares for each dollar of principal and accrued interest that remains unpaid for each 30-day period after maturity of the notes.  The offering will only be made to persons who meet the definition of an “accredited investor” under Regulation D of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The foregoing is not and should not be considered to be an offering of the Company’s securities.  The foregoing is for informational purposes only.  The securities offered will not be and have not been registered under the Securities Act and may not be offered or sold in the United States absence registration or an applicable exemption from the registration requirements.

There can be no assurance that the capital the Company requires to meet its operating needs will be raised on the above terms or any other terms.  If the Company is unsuccessful in raising this capital, it may be required to curtail its operations.

RESULTS OF OPERATIONS

FISCAL PERIOD ENDED JUNE 30, 2008 COMPARED WITH PERIOD ENDED JUNE 30, 2007

Total revenues were $938,140 and $0 during the first nine months of fiscal 2008 and 2007, respectively. The increase is the result of the sale of a racking and retrieval system for containerized self-storage units and a racking and retrieval system for automobiles in 2008, with a sales price of $788,140 and $150,000, respectively.  Revenues are recognized using the percentage-of-completion method.  As of June 30, 2008, the Company recognized approximately 95.75% and 100% of the revenues on the racking and retrieval system for containerized self-storage units contract and the racking and retrieval system for the automobiles contract, respectively.  Revenue recognized in the third quarter ending June 30, 2008 in the amount of $376,698 decreased from the second quarter ending March 31, 2008 in the amount of $392,806.  This is the result of less revenue being accrued utilizing the percentage of completion method.

The Cost of Goods Sold were $1,002,552 and $0 during the first nine months of fiscal 2008 and 2007, respectively.  The increase is the result of the direct cost associated with the sale of a racking and retrieval system for containerized self-storage units and a racking and retrieval system for automobiles in 2008.  Expenses are recognized using the percentage-of-completion method.  As of June 30, 2008, the Company recognized expenses on the contract for the racking and retrieval system for containerized self-storage units and for the racking and retrieval system for automobiles utilizing the percentage-of-completion method in the amount of $852,552 (95.75%) and $150,000 (100%), respectively.  For fiscal 2008, the Company recorded losses in the amount of $64,412 and $0 on its racking and retrieval system for containerized self-storage units and racking and retrieval system for automobiles, respectively.  These losses are based on the estimated cost to complete these contracts in the aggregate amount of $852,552 and $150,000.

Sales and Marketing were $795,143 during the first nine months of fiscal 2008 compared with $92,074 during the first nine months of fiscal 2007, for an increase of $703,069. The increase is the result of sales and marketing of the racking and retrieval systems, which include advertising expenses of $312,845.  In addition, as of June 30, 2008, the Company employed four full time salesmen, which are recorded under Sales and Marketing expense.

General and administrative expenses were $2,856,654 during the first nine months of fiscal 2008 compared with $151,950 during the first nine months of fiscal 2007, for an increase of $2,704,704.  This increase is primarily the result of additional administrative expenses in connection with the development and construction of the Company’s automated racking and retrieval systems, including two part time and five full time employees.  The company also recognized $1,583,049 for stock options granted during February 2008.  This is a non-cash expense.

Research and Development expenses were $1,202,248 during the first nine months of fiscal 2008 compared with $1,931,727 during the first nine months of fiscal 2007, for a decrease of $729,479.  This decrease is a result of the company’s research and development of racking and retrieval systems, which includes the development and construction of two automated racking and retrieval systems prototypes for automobile parking and one automated racking and retrieval system prototype of containerized self-storage units being done in the prior year.  In addition, the Company employed fifteen full time employees who are recorded under Research and Development expense.

Depreciation and amortization was $13,918 during the first nine months of fiscal
2008 compared to $542 during the first nine months of fiscal 2007, for an increase of $13,376. This increase is the result of the purchase of additional assets in fiscal 2008.

Interest income was $7,706 during the first nine months of fiscal 2008, compared with $4,220 during the first nine months of fiscal 2007, for an increase of $3,486.

Interest expense was $49,816 during the first nine months of fiscal 2008, compared with $0 during the first nine months of fiscal 2007, for an increase of $49,816.  This increase is the result of additional borrowings.

OFF BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the fiscal quarter ended June 30, 2008 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our interests.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES:

Our financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires our management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  We continually evaluate the accounting policies and estimates we use to prepare the consolidated financial statements.  We base our estimates on historical experiences and assumptions believed to be reasonable under current facts and circumstances.  Actual amounts and results could differ from these estimates made by management.

We do not participate in, nor have we created, any off-balance sheet special purpose entities or other off-balance sheet financing.

We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations.

Principles of consolidation - The accompanying consolidated financial statements include the accounts of Boomerang Systems, Inc. and its wholly owned subsidiaries (collectively, the “Company”).  All significant inter-company transactions have been eliminated.

Cash - We maintain cash in bank accounts which may, at times, exceed federally insured limits.  We have not experienced any loss on these accounts.

Accounts receivable - Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For the period ended June 30, 2008, the Allowance for Doubtful Accounts was $0.

Property and equipment - Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred.  Costs of major additions and betterments are capitalized.  Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets.

Revenue recognition - Revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, inclusive of those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the changes are determined. The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

Research and development - Pursuant to SFAS No. 2, research and development costs are expensed as incurred.

Inventories - Inventories consisting of parts, materials, and assemblies are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

Stock options - Pursuant to SFAS 123 ( R ), the Company uses the Black-Scholes method to calculate the fair value of the options.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1996

With the exception of historical matters, the matters discussed in this Report are “forward-looking statements” as defined under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties.  Forward-looking statements made herein include, but are not limited to, the statements in this Report regarding the Company’s plans and objectives relating to its acquisition of the business activities of Boomerang, the success of Boomerang in pursuing its business activities and the ability of the Company to raise additional capital and the adequacy of that capital to fund the Company’s proposed business plans and objectives.  The Company’s ability to realize revenues from and raise additional capital for the business plans discussed herein cannot be assured.  Under such circumstance, an investor’s entire investment will be in jeopardy and may be lost.  The Company’s business plan has evolved over time and the Company expects that its plans will evolve further in the future.  These changes create additional risks and uncertainties to the investor. The Company’s inability to meet its plans and objectives or the consequences to it from adverse developments in general economic or capital market conditions and its inability to raise additional capital could have a material adverse effect on it.  The Company cautions investors that various risk factors accompanying those forward-looking statements are described, among other places, under the caption “Risk Factors” herein.  They are also described in the Company’s Annual Reports on Form 10-KSB, it’s Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K.  These risk factors could cause the Company’s operating results, financial condition and ability to fulfill its plans to differ materially from those expressed in any forward-looking statements made in this Report and could adversely affect its financial condition and its ability to pursue its business strategy and plans.

RISK FACTORS

An investment in the Company's securities involves a high degree of risk, including, but not necessarily limited to, the risk factors described below.  Each prospective investor should carefully consider the following risk factors inherent in and affecting the Company and its business before making an investment decision to purchase the Company’s securities.

The Company Has Limited Current Revenues and Has a Severe Shortage of Capital.  Boomerang was organized in January 2007 and is in the early stage of developing its business plan and operations and has a very limited history of operations. Since its inception, through June 30, 2008, Boomerang had realized $938,140 from the sale of its two contracts of a containerized self-storage system and an automobile parking system, which had a contract price of $788,140 and $150,000, respectively. In addition, the Company has another automobile contract in the amount of $340,000 which it has not started the manufacturing process.  As a result of Boomerang’s limited operating history, Boomerang has limited meaningful historical financial data upon which an evaluation of its current business plans and its prospects can be based.  Boomerang’s anticipated expense levels in the future are based in part on its expectations as to the subjective views of its management as to the market for its automated parking and self-storage systems.  Boomerang currently has a severe shortage of working capital.  The Company has approximately $3,800,000 of indebtedness due on demand or classified as a current liability.  Boomerang requires additional capital to continue its operations.

There are Questions As to the Company’s Ability to Continue as a Going Concern; There is an Explanatory Paragraph in the Independent Auditors Report Concerning These Questions.  The Company’s financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business.  The Company had a loss in fiscal 2007 of $1,614,302 and net loss for the first nine months of fiscal 2008 in the amount of $4,977,098. The Company had a working capital deficiency at June 30, 2008 of $2,448,082. The Company had a negative cash flow from operations during the first nine months of fiscal 2008 and in fiscal 2007 of $3,340,424 and $2,164,687, respectively.  As of June 30, 2008, the Company’s liabilities exceeded its assets by $2,352,588.  All the foregoing factors lead to questions concerning the Company’s ability to meet its obligations as they come due.  The Company has financed its activities using private debt and equity financings.  As a result of the losses incurred and current negative working capital and other matters described above, there is no assurance that the carrying amounts of the Company’s assets will be realized or that liabilities will be liquidated or settled for the amounts recorded.

The independent auditor’s report on the Company’s financial statements as of and for the year ended September 30, 2007 includes an explanatory paragraph which states that the Company has no material revenues, has suffered recurring losses from operations, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.

The Company May Never Become Profitable. There can be no assurance that the Company, including Boomerang, will have a significant or successful operating history.  The Company may experience losses, limited or no potential for earnings, limited assets, negative net worth or other characteristics that are indicative of development stage companies.  There can be no assurance that after an acquisition by the Company, the business of Boomerang can be operated so as to develop significant revenues and cash flow and become profitable.

The Company Needs Additional Capital to Pursue its Business Plans and It May be Unable to Raise that Capital.  The Company had cash of $12,453 and current liabilities of $3,187,438 including accounts payable of $1,337,309 as of June 30, 2008.  As of July 10, 2008, the Company had cash of $108,158 and liabilities in the amount of $3,670,493, including debt in the amount of $2,374,768 and accounts payable in the amount of $1,295,725.  As of July 10, 2008, it had completed two contracts for the sale of its systems and had no other contracts in place.  Management estimates that it will require an additional $1,500,000 of capital through September 30, 2008 and that its fixed expenses are approximately $150,000 per month.  The Company is in need of raising additional capital in order to continue its operations.

The Company intends to seek to raise the sum of $1,500,000 from the private sale of its debt and equity securities.  It is presently intended that the securities will be offered in such jurisdictions where the offering may lawfully be made to those persons who purchased the Company’s securities in the Company’s private sale of securities completed in February, 2008 with any unsold securities purchased by certain affiliates of the Company.  The securities offered are expected to include $1,500,000 principal amount of the Company’s promissory notes due twelve months from issuance with interest accruing at the rate of 12% per annum payable currently at 1% per month.  Issued with the promissory notes are intended to be five-year common stock purchase warrants exercisable at $1.25 per share to purchase an aggregate of 1,500,000 shares of Common Stock, or one warrant for each $1.00 of notes purchased.  In the event the promissory notes and any accrued but unpaid interest are not paid at maturity, the holder of the notes will be issued additional five-year common stock purchase warrants exercisable at a per common share exercise price equal to 80% of the average of the last sale prices for the Company’s Common Stock during the most recent ten trading days prior to the date of issuance of the warrants and, in the event last sale prices are unavailable for a full ten trading days, such additional number of trading days immediately prior to such ten trading day period so as to total the most recent ten trading days during which last sale prices are available.  The Company’s shares of Common Stock are quoted in the Pink OTC Markets under the trading symbol BMER (www.pinksheets.com/pink).  The warrants will be issued at the rate of warrants to purchase 1.5 shares for each dollar of principal and accrued interest that remains unpaid for each 30-day period after maturity of the notes.  The offering will only be made to persons who meet the definition of an “accredited investor” under Regulation D of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The foregoing is not and should not be considered to be an offering of the Company’s securities.  The foregoing is for informational purposes only.  The securities offered will not be and have not been registered under the Securities Act and may not be offered or sold in the United States absence registration or an applicable exemption from the registration requirements.

There can be no assurance that the capital the Company requires to meet its operating needs will be raised on the above terms or any other terms.  If the Company is unsuccessful in raising this capital, it may be required to curtail its operations.

Limited Management Experience in Manufacture and Marketing of Automated Parking and Self-storage Systems.  The Company has only recently entered the business of manufacturing and marketing of automated parking and self-storage systems and its management has limited experience in the manufacturing and marketing of automated parking and self storage systems. This limited experience can be expected to possibly result in disruptions or inefficiencies in these activities which may adversely affect the Company’s activities and its operating results subsequent to the Company’s acquisition of Boomerang. Because of this limited experience, the Company may be unable to achieve its goals and objectives in sales of its systems which would result in disappointing revenues and operating results.   Mr. Stanley J. Checketts, is the Chief Executive Officer of the Company following the acquisition of Boomerang, has various real estate and other interests to which he will devote a portion of his time. Such activities are not expected to interfere with his activities on the Company’s behalf.

Intense Competition.  Management expects that the Company will experience intense competition. It can be expected that it will experience intense competition from others in the manufacturing and marketing of its automated parking and self-storage facilities. Management believes that it has more than ten competitors engaged in the manufacture and marketing of automated parking facilities and a more limited number engaged in the manufacture and marketing of the self-storage facilities. Management expects that many of its competitors will be divisions of large multi-national enterprises and be better capitalized than the Company.  Other automated parking and self-storage facilities are available from both domestic and foreign manufacturers, and it can be anticipated that others will seek to enter the market. Manufacturers of automated materials handling warehouse systems may seek to manufacture systems in competition with the Company.

Absence of Patent or Other Protection.   Boomerang has not to date been granted any patent protection for its automated trolley-operated parking and self-storage systems and there can be no assurance that, if applied for, any significant patent protection would be granted. Accordingly, Boomerang may have limited protection to prevent others from entering into competition with it.  There can be no assurance that Boomerang’s systems may not violate the patent or other proprietary rights of others. If such violations should occur, the Company could be subject to litigation seeking to enjoin the manufacture and sale of the systems, seeking to collect royalties or other monetary damages. The existence of such litigation or the threat of such litigation could disrupt and delay the Company’s ability to pursue its business plans.

Absence of Market Studies.  Other than recent initial marketing efforts conducted by the Company’s employees, it has not obtained any market studies by outside consultants or others. Accordingly, there are no independent studies performed by non-affiliated persons to support the beliefs of the Company’s management as to the likely market for the automated systems it intends to manufacture and market. There can be no assurance that the market for these systems will be significant.

The Requirements of Section 404 of the Sarbanes-Oxley Act of 2002 Require that the Company Undertake an Evaluation of Its Internal Controls That May Identify Internal Control Weaknesses.   The Sarbanes-Oxley Act of 2002 imposes new duties on the Company and its executives, directors, attorneys and independent registered public accounting firm. In order to comply with the Sarbanes-Oxley Act, the Company is required to evaluate its internal controls systems to allow management to report on, and its independent auditors to attest to, the Company’s internal controls. The Company has initiated the establishment of the procedures for performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company anticipates being able to fully implement the requirements relating to reporting on internal controls and all other aspects of Section 404 in a timely fashion. If the Company is not able to implement the reporting requirements of Section 404 in a timely manner or with adequate compliance, the Company’s management and/or its auditors may not be able to render the required certification and/or attestation concerning the effectiveness of the internal controls over financial reporting, the Company may be subject to investigation and/or sanctions by regulatory authorities, such as the Securities and Exchange Commission or the NASD, Inc., and its reputation may be harmed. Any such action could adversely affect the Company’s financial results and the market price of its common stock.

Continued Control by Existing Management and a limited number of Shareholders. The Company’s management and a limited number of shareholders retain significant control over the Company and its business plans and investors may be unable to meaningfully influence the course of action of the Company.  The existing management and a limited number of shareholders are able to control substantially all matters requiring shareholder approval, including nomination and election of directors and approval or rejection of significant corporate transactions.  There is also a risk that the existing management of the Company and a limited number of shareholders will pursue an agenda, which is beneficial to themselves at the expense of other shareholders.

There Is No Assurance Of An Active Public Market For The Company’s Common Stock And The Price Of the Company’s Common Stock May Be Volatile.  Given the relatively minimal public float and trading activity in the Company’s securities, there is little likelihood of any active and liquid public trading market developing for its shares. If such a market does develop, the price of the shares may be volatile.  Since the shares do not qualify to trade on any national securities exchange, if they do actually trade, the only available market will continue to be through the OTC Bulletin Board or in the "pink sheets".  It is possible that no active public market with significant liquidity will ever develop.  Thus, investors run the risk that investors may never be able to sell their shares.

Possible Future Issuances of Additional Shares that are Authorized May Dilute the Interests of Stockholders.  The Company’s Articles of Incorporation currently authorize its Board of Directors to issue up to 35,000,000 shares of Common Stock and 1,000,000 shares of undesignated Preferred Stock.  Any additional issuances of any of the Company’s securities will not require the approval of shareholders and may have the effect of further diluting the equity interest of shareholders.  In the event that the Company defaults at maturity in the repayment of principal and accrued but unpaid interest on the promissory notes it is intending to issue to raise $1,500,000 of additional capital, under the terms of the promissory notes it will be required to issue each 30 days after the maturity of the promissory notes additional warrants to the holders of the promissory notes on the basis of warrants to purchase 1.5 shares of common stock for each $1.00 of principal and accrued interest unpaid at maturity. Such warrants are to be exercisable at a per common share exercise price equal to 80% of the average of the last sale prices for the Company’s Common Stock during the most recent ten trading days prior to the date of issuance of the warrants and, in the event last sale prices are unavailable for a full ten trading days, such additional number of trading days immediately prior to such ten trading day period so as to total the most recent ten trading days during which last sale prices are available.  In the event the Company defaults in the payment of principal and accrued interest at maturity on the promissory notes and is required to issue additional warrants, because the exercise price of the warrants is to be determined on the basis of 80% of the OTC last sale prices for the Company’s Common Stock, the existing holders of the Company’s Common Stock may experience material dilution in their interest in the Company.  Significant selling activity in the Company’s Common Stock in the over-the counter market during the exercise price measurement period may result in a material decline in the last sale prices for the Company’s Common Stock and thereby result in a reduction of the exercise price of the additional warrants that may be issued thereby resulting in additional dilution.

Existence of Limited Market for the Company’s Common Stock.  There has been a very limited market for the Company’s Common Stock.  Accordingly, although quotations for the Company’s Common Stock have been, and continue to be, published on the OTC Bulletin Board and the “pink sheets” published by the National Quotation Bureau, Inc., these quotations, in the light of the Company’s operating history, continuing losses and financial condition, are not necessarily indicative of the value of the Company.  Such quotations are inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

ITEM 3.  CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended as of June 30, 2008, the end of the period covered by this quarterly report, our management concluded its evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.

Our management, including our Principal Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Disclosure Controls
Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Principal Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Based upon that evaluation, our company's Principal Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective because of the significant deficiency and the material weakness described below. Measures are being taken to include documentation of management oversight and review as part of the appropriate functional procedures.

Restatement of financial statements:
The financial statements for the quarter and nine months ended June 30, 2008 and 2007, and the balance sheet as of September 30, 2007 have been restated to correct the accounting treatment previously accorded certain transactions.

•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the Statements of Operations for the three and nine months ended June 30, 2008, and the Statements of Cash Flows for the nine month ended June 30, 2008 as those of the legal acquirer and not that of the accounting acquirer.

•
During the second quarter of fiscal year 2008 the Company issued stock options.  We have recognized an expense for this in the amount of $1,583,049, $20,214 of this amount was expensed in the quarter ended June 30, 2008.

Other than the items discussed above there have been no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Changes in Internal Controls
No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) occurred during the quarter ended June 30, 2008.  There was a material weakness for quarter ended June 30, 2008 due to the company using the incorrect comparative numbers.  The Company has revised the quarter ended June 30, 2008 and the period December 6, 2006 (inception) through June 30, 2007 to reflect the financial statements of Boomerang Utah as per the accounting procedures for a reverse merger.  The Company issued stock options during this quarter that were originally not accounted for.

ITEM 3A(T). CONTROLS AND PROCEDURES

Please refer to Item 3 above for:

(i)
a description of the conclusions of our principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act; and

(ii)
a report of management on the small business issuer's internal control over financial reporting; as well as changes in our internal control over financial reporting identified in connection with its evaluation that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This quarterly report does contain a Management’s Report on Internal Controls over Financial Reporting.

PART II
OTHER INFORMATION

ITEM 5.           OTHER INFORMATION

In May, 2008, the Company executed and delivered to J & A Financing, Inc. a Demand Grid Note with a maximum borrowing availability of $1,500,000. On May 8, 2008 the Company drew down under the Grid Note the sum of $870,000.  Interest under the Grid Note accrues at 9% per annum and principal and accrued interest is due on demand.  The proceeds of $870,000 were used for working capital and general corporate purposes.

During July 2008, the Company drew down under the Grid Note an additional $700,000. The proceeds of $700,000 were used for working capital and general corporate purposes.

ITEM 6.	EXHIBITS

Exhibit
	Number	Description

	3.1(a)	Certificate of Incorporation and Amendment No. 1 thereto (1)

	3.1(b)	Certificate of Amendment dated June 24, 1992 to Certificate of Incorporation. (2)

	3.2	By-Laws (1)

	3.3	Certificate of Amendment filed February 6, 2008 effecting a one-for-fifteen reverse stock split of the registrant’s outstanding Common Stock. (3)

	3.4	Certificate of Amendment filed February 6, 2008 effecting an increase in the registrant’s authorized shares of Common Stock. (3)

	3.5	Certificate of Ownership and Merger filed February 6, 2008 effecting a change in the Registrant’s corporate name to Boomerang Systems, Inc. (3)

	3.6	Second Restated and Amended Bylaws adopted by Registrant's Board of Directors on November 28, 2007 (4)

	10.1	Demand Grid Note payable dated May 1, 2008 made between the Company and J & A Financing, Inc.

	14	Code of Ethics (3)

	31.1	Certification of President and Principal Executive Officer Pursuant to Rule 13a-14(a)

	31.2	Certification of Principal Financial Officer Pursuant to
Rule 13a-14(a)

	32.1	Certification of President and Principal Executive Officer Pursuant to Section 1350 (Furnished but not filed)

	32.2	Certification of Principal Financial Officer Pursuant to Section 1350 (Furnished but not filed).

(1)	Filed as an exhibit to the Registration Statement on Form S-1 (File No. 2-66471) of the Company and incorporated herein by reference.

(2)	Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended September 30, 1992 and incorporated herein by reference.

(3)	Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended September 30, 2003 and incorporated herein by reference.

SIGNATURES

In accordance with to the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOMERANG SYSTEMS, INC.

Dated: June 4, 2009	By: /s/ Stanley J. Checketts
Stanley J. Checketts
Principal Executive Officer

Dated: June 4, 2009	By: /s/ Joseph R. Bellantoni
Joseph R. Bellantoni
Principal Financial Officer
and Principal Accounting Officer

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)

I, Joseph R. Bellantoni, certify that:

1.   I have reviewed this quarterly report on Form 10-Q/A of Boomerang Systems, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures
(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a.) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b.) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c.) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.   The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a.) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: June 4, 2009	By: /s/	Joseph R. Bellantoni
Joseph R. Bellantoni
Principal Financial
Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a)

I, Stanley J. Checketts, certify that:

1.   I have reviewed this quarterly report on Form 10-Q/A of Boomerang Systems, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a.) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b.) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c.) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.   The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a.) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: June 4, 2009	By: /s/	Stanley J. Checketts
Stanley J. Checketts
Principal Executive
Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO SECTION 1350
(furnished but not filed)

In connection with the Quarterly Report of Boomerang Systems, Inc. (the Company) on Form 10-Q/A for the period ending June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I Joseph R. Bellantoni, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002,that:

1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joseph R. Bellantoni

Joseph R. Bellantoni
Chief Financial Officer
June 4, 2009

EXHIBIT 32.2

CERTIFICATION PURSUANT TO SECTION 1350
(furnished but not filed)

In connection with the Quarterly Report of Boomerang Systems, Inc. (the Company) on Form 10-Q/A for the period ending June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I Christopher Mulvihill, President of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002,that:

1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Stanley J. Checketts

Stanley J. Checketts
Principal Executive Officer
June 4, 2009

A signed original of these written statements required by Section 1350 has been provided to Boomerang Systems, Inc. and will be retained by Boomerang Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 10-K /A

Amendment No. 2

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended September 30, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EX CHANGE ACT OF 1934

For the Transition period from ____________to______________

Commission File Number 0-10176

Boomerang Systems, Inc.
 (Exact name of registrant as specified in its charter)

Delaware	22-2306487
(State or other jurisdiction of	(IRS Employer
Incorporation or organization)	Identification No.)

355 Madison Avenue, Morristown, New Jersey	07960
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (973) 538-1194

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
 (Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☑

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.   $9,425,756

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date.

16,490,363 as of December 23, 2008

DOCUMENTS INCORPORATED BY REFERENCE:        None

RESTATEMENT OF FINANCIAL STATEMENTS

Boomerang Systems, Inc. has received a letter of comment from the Securities and Exchange Commission (the “SEC”) regarding the Company’s Form 10-K for the period ended September 30, 2008 (the “Original Report”).  We have responded to the SEC’s comments in this Amendment Number 2 (the “Amendment”).  The primary purpose of the Amendment is to restate the financial statements.

The financial statements for the fiscal years ended September 30, 2008 and December 6, 2006 (date of inception) through September 30, 2007 have been restated to correct the accounting treatment previously accorded certain transactions.

•	Due to filing a 10K instead of a 10KSB, the Company should have provided a comparative balance sheet for the year ended September 30, 2007.
•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the year ended September 30, 2007 as those of the legal acquirer and not that of the accounting acquirer.

•
The Company’s Consolidated Statement of Stockholders’ Deficit did not reflect the 13,333,333 shares of common stock from the merger and the 1 for 15 stock split retroactively.  This has been corrected as of this Amendment.

•
During the fourth quarter of fiscal 2008, the Company issued warrants that accompanied promissory notes for $1,500,000.  The warrants were valued at $2,245,596 using the Black-Scholes valuation model and expensed.    The Company has recorded a debt discount with regards to these warrants to their maximum proportional value relative to the debt of $1,500,000.  This discount is to be amortized over the life of the loan, twelve months.  The Company amortized $187,500, with regards to the debt discount for the year ended September 30, 2008.  A total of $1,312,500 has not been amortized as of September 30, 2008.  The general and administration expense for this fiscal year has been reduced by $2,245,596.

•
During the second quarter of fiscal year 2008, the Company granted stock options that have a vesting provision, for which the corresponding expense for the vesting that occurred during the year ended September 30, 2008 was not recognized. During the year ended September 30, 2008 we have now recognized $53,904, as it relates to the expense for these vesting options.

•
During the year ended September 30, 2008, the Company incorrectly recorded an expense of $67,360 for warrants associated with the equity sale of 2,000,000 shares of the Company’s common stock on February 6, 2008. These warrants were issued as fees with this exclusive equity cash raise for the Company.  There is no expense associated with the granting of warrants in connection with the sale of this equity.

The disclosures in the Amendment continue to speak as of the date of the Original Report and do not reflect events occurring after the filing of the Original Report.  Accordingly, the Amendment should be read in conjunction with our other filings made with the SEC subsequent to the filing of the Original Report including any amendments to those filings.  The filing of the Amendment shall not be deemed to be an admission that the Original Report, when made, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

2

PART I

Item 1.  Business

General and Recent Activities

The company, Boomerang Systems, Inc., is engaged in the design, development, marketing and sale of automated racking and retrieval systems for automobile parking and automated racking and retrieval systems for self-storage units.  Three of its systems, considered by management to be pilot demonstration systems, have been built and are operating in Logan, Utah with a fourth one currently being built.  One of these systems is the automated self-storage product, two are the automated parking product and the one under construction is a double picking version of the parking system.  Neither of such facilities is intended to be sold.  Substantially all development work has been completed to enable the marketing and sale of systems based on these pilot systems.  We remain in the inception stage of our operations and have realized limited revenues from sales of these facilities.

During the year ended September 30, 2008, in addition to the manufacturing of the four pilot systems described above, we manufactured and sold one automated self storage system, which has been constructed and is operational located in Pittsburgh, Pennsylvania, and one racking and retrieval system for automobile parking, which is constructed and is operational located in Mexico.

Systems Design, Development and Operation

Our parking and self-storage system structures are configured as automated racking and retrieval systems designed to enable a motorized trolley to quickly transport an automobile or storage container from a central receiving and delivery point within the facility to a pre-determined stall where the automobile is parked or the container is stored.  The trolley is able to run horizontally and vertically along a clear aisle within the parking or storage structure and off-load the automobile or container into a given destination unit on either side of the aisle.  This design creates multiple levels and multiple units on each level while utilizing either side of the trolley aisle.

Storage facilities are designed to be capable of handling containers in sizes of 8 by 12 feet and 8 by 18 feet with one or more doors enabling the storage containers to be subdivided into separate storage unit sizes as small as 8 by 6 feet or 8 by 4 feet.

Automobiles are stored and retrieved in substantially the same manner as storage containers.  Automobiles can be transported to a given pre-determined parking stall by the trolley accessing the automobile and transporting it from the central receiving point through the central aisle and off-loading it into the pre-determined parking stall on any one of the several levels.

The systems can be integrated into an existing building structure or erected as a free-standing building to which steel siding and a steel roof may be affixed for aesthetic or weather protection purposes.  The free-standing building containing the vertical and horizontal racking is able to be erected to virtually any horizontal length and vertically up to as many as six stories in height.

The systems are automated so that, in the case of a storage container, the patron can enter either a credit card or personal identification number and the trolley will automatically and without further patron input move horizontally and vertically through the central aisle to the stall where the patron’s container is located, access the unit onto the trolley and off-load the unit at the central receiving point where the patron gains physical access to his storage container and its contents.  The reverse process is used for the initial placement and subsequent return of the storage container to the facility.

3

Similarly, in the case of automated automobile parking, the patron’s automobile is positioned at the trolley access point and the trolley, after the automobile is loaded onto a specifically-designed transporter, will move horizontally and vertically to an empty parking stall where the automobile will be off-loaded into the available empty stall.  In order to retrieve his or her automobile, after making payment for the parking privilege, the patron will enter, using a key pad and an individual identifying code at the control station and the trolley will automatically locate the parking stall where the automobile was placed, remove it from the stall onto the transporter and return it to the patron at the access and departure point where the patron will drive his car from the facility.

Advantages of the automated parking system include:

•	Our automated parking systems are more-space efficient to the extent that approximately double the number of cars can be fit into the same cubic area as can be fit into a ramp garage.
•	Our parking systems will fit onto a property footprint that is too small for a ramp garage.
•	There is greater automobile security inasmuch as vehicles are accessible only by facility employees and are not accessible to patrons or the public.
•
There is greater patron security in that all automobile drop-off, access and departure is conducted at a centralized location within the facility which can be readily monitored for safety and security.

•	The necessity for extensive valet services is lessened resulting in reduced labor and related expenses.
•	Vehicles are parked and retrieved without the necessity for operating the automobile’s engine, resulting in reduced emissions and lessened ventilation requirements.
•	There are no extensive lighting requirements except for the centralized location.
•	A greater number of automobiles can be parked or stored in a given square footage footprint than in a ramp garage or other conventional parking facility.

The advantages of the self-storage system include:

•	Every storage container is ground floor and drive-up accessible.
•	Climate controlled facilities can be provided throughout the multiple levels, whereas drive-up facilities are unable to provide such facilities cost effectively.
•	Greater patron security is available inasmuch as all storage unit access is conducted at secure centralized locations which can be readily monitored for safety and security.
•
There is substantially no ability for unauthorized persons to gain access to the storage units in their stalls and pilfer because the storage containers are not accessible to unauthorized patrons or the public.

•	There are no extensive lighting requirements except at the centralized access location.
•	Patron parking is centralized at the facility access point and requires a smaller square footage,
•	Because patron access is limited to a relatively small central area, compliance with building and fire code requirements can be minimized, and
•	Construction of these facilities is simplified compared to drive-up access storage facilities because of the smaller land area footprint involved.

Marketing

The automated parking facilities are marketed by personnel employed by us, as well as pursuant to distribution agreements into which we may enter.  We market our systems to the many facilities where patron parking is offered and where automobiles may be stored.  These facilities include, among other possibilities:

4

•	public garages
•	shopping malls
•	casinos
•	hotels
•	airports
•	residential apartments and condominiums
•	office complexes
•	car dealerships and service facilities
•	impound lots

The automated storage facilities are marketed by us primarily to the existing drive-up storage facility developers.  These prospects are reached through trade publications, such as Inside Self Storage (ISS), Mini Storage Messenger and the Self Storage Association (SSA), and through the several national trade shows, including the SSA Show, the ISS Show and the Mobile Self Storage Association.  There are also a number of regional and local drive-up storage association conferences where industry participants can be solicited.  These activities are supplemented by our website and by search engine advertising.  Direct mailings are also undertaken.

Marketing is currently conducted by an employed staff of four persons and we outsource marketing to experienced third-party providers.

We envision that we will be able to provide mobile self-storage containers that facilitate the design of self-storage activities that enable patrons to transport storage units to their place of business or home and return it for storage in the automated storage system.

We believe that the nature of our business is such that we will not be materially dependent upon a single customer.  At present, we do not have a backlog of orders.

manufacturing

We are currently the tenant under leases for two manufacturing facilities located in Logan, Utah.  We manufacture the steel components for the structures, containers and platforms from raw materials supplied by local suppliers.  We also obtain the electrical and other control components from local suppliers.  The structural materials and other system components are configured by us into sub-assemblies and the materials are then shipped by us to the customer ready to be assembled under our supervision.  We also intend to provide, for an additional charge, construction services if requested.

The construction period for the system at its intended location will be dependent upon the size and configuration of the system.  Our customers will be responsible for obtaining all local and other governmental permits and approvals to construct the systems at their intended location.

inventory and working capital

At present, we do not have an inventory of parking or self-storage systems and only a limited partial inventory of certain of the components or sub-assemblies for these systems.  Establishing such a fuller inventory will be dependent upon establishing sales volume in the future.  Our working capital requirements at the present time are limited to having the funds necessary to support its marketing activities and administrative requirements.  We expect that we will require additional working capital during the year ended September 30, 2009.

5

We expect that once our production facilities are fully established and operating, approximately thirty days will be required to manufacture a system from the time an order is received and the components are shipped.  Additional time will be required for its assembly at the site.
Competition

We experience intense competition from others in the manufacturing and marketing of our automated parking and self-storage facilities.  Management believes that we have more than ten competitors engaged in the manufacture and marketing of automated parking facilities with a more limited number engaged in the manufacture and marketing of the self-storage facilities.  Many of our competitors are divisions of large multi-national enterprises and are better capitalized than we are.

Other automated parking and self-storage facilities are available from both domestic and foreign manufacturers, and it can be anticipated that others will seek to enter the market.  Manufacturers of automated materials handling warehouse systems may seek to manufacture systems in competition with us.

We intend to seek to attain a competitive advantage over other parking and self-storage facilities as follows:

•	We intend to keep our systems simple to build, operate and maintain, thereby making the systems cost effective.
•	We intend to focus our activities on automated parking and self-storage facilities so as to be more responsive than our competitors to the needs and requirements of our customer.
•	We will endeavor to establish Boomerang Utah in the market for automated parking and retrieval trolley systems ahead of others and thereby establish an early track record for our systems.
•
For the domestic market, we intend to maintain our primary production facilities within the continental United States and thereby enhance our ability to deliver and construct systems with greater speed and fewer logistical issues and lower shipping costs.

Employees

As of January 1, 2009, we had 17 full-time employees and 3 part-time employees.

Prior Activities

Boomerang Systems, Inc. (“Boomerang Utah”) was incorporated on December 6, 2006.  From inception through the first quarter of 2008, Boomerang Utah was a developmental stage company doing research and developmental on its automated racking parking and storage systems.

Organization

Our company was incorporated under the laws of the State of Delaware on October 11, 1979. On November 8, 2004, we amended our certificate of incorporation to change our corporate name to Digital Imaging Resources Inc. (“Digital”) from Dominion Resources Inc. On February 6, 2008, we filed an amendment to our Certificate of Incorporation with the State of Delaware, which effected a change in our corporate name to Boomerang Systems, Inc.

On February 6, 2008, we completed the acquisition (the “Acquisition”) of the business, assets and liabilities of Boomerang Systems Inc., a Utah corporation (“Boomerang Utah”), by the merger of the Boomerang Utah into a wholly owned subsidiary of ours. We issued as consideration for the acquisition 13,333,334 shares (on a post one-for-fifteen reverse split basis) of our Common Stock. Closing of the merger was subject to (i) the completion of a private placement of 2,000,000 post-split shares of our Common Stock pursuant to a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the “Securities Act”) resulting in net proceeds to us of approximately $1,700,000, (ii) the completion of a one-for-fifteen reverse stock split of our outstanding shares, and (iii) completion by us of all filing requirements under the Securities Exchange Act of 1934, as amended, and the passage of all notice periods.

6

Hereinafter the Digital or Boomerang Utah are referred to as the “Company”, unless specific reference is made to a particular company or a subsidiary of a company.

On February 6, 2008, the Company effectuated a one-for-fifteen reverse stock split of their outstanding common shares. The Company's financial statements reflect this reverse split for all periods presented.

On February 6, 2008, the Company recapitalized the Company to give effect to the Acquisition. Under generally accepted accounting principles, the acquisition by the Company of Boomerang Utah is considered to be capital transactions in substance, rather than a business combination. That is, the acquisition is equivalent, to the acquisition by Boomerang Utah of the Company, then known as Digital, with the issuance of stock by Boomerang Utah for the net monetary assets of the Company. This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of the Company, as the legal acquirer, are those of the accounting acquirer, Boomerang Utah. The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented. Thus, the 13,333,333 shares of common stock issued to the former Boomerang Utah stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition. As a result of the transaction effected by the Exchange Agreement, the Company’s business has become the business of the Boomerang Utah.

Subsequent to the Acquisition, the shareholders of Boomerang Utah will own approximately 80.9% of the Company’s then outstanding shares. As the Acquisition was a capital transaction, and not a business combination, there is no assigned goodwill or other intangible asset resulting from the Acquisition.

Concurrently with the closing of the acquisition, we changed its corporate name to Boomerang Systems, Inc.  The Company, through its wholly owned subsidiary, Boomerang Utah, which it acquired in February 2008, is engaged in the design, development, and marketing of automated racking and retrieval systems for automobile parking and automated racking and retrieval of containerized self-storage units.   The Company was a developmental stage company through the first quarter of fiscal 2008.

Item 1A.  Risk Factors

An investment in our securities involves a high degree of risk, including, but not necessarily limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting our business before making an investment decision to purchase our securities.

We Have Had Limited Revenues and Have a Severe Shortage of Capital. We are in the early stage of developing our business plan and operations and have a very limited history of operations in the manufacture and marketing of our automated racking and retrieval systems for automobile parking and automated racking and retrieval of containerized self-storage units. Since the inception of these activities, through September 30, 2008, we realized $938,140 from the sale of one containerized self-storage system and one automobile parking system, which had contract prices of $788,140 and $150,000, respectively. As a result of this limited operating history, we have limited meaningful historical financial data upon which an evaluation of our current business plans and its prospects can be based.  Our anticipated expense levels in the future are based in part on our expectations as to the subjective views of our management as to the market for our automated parking and self-storage systems. We currently have a severe shortage of working capital.  We have approximately $4,700,000 of accounts payable and indebtedness due on demand or classified as a current liability.  We require additional capital to continue our operations.

7

There are Questions As to Our Ability to Continue as a Going Concern; There is an Explanatory Paragraph in the Independent Auditors Report Concerning These Questions. Our financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. We had a loss in fiscal 2008 of $6,612,899. We had a working capital deficiency at September 30, 2008 of $2,617,729. We had a negative cash flow from operations during the fiscal year 2008 and in fiscal 2007 of $4,449,559 and $1,253,041, respectively. As of September 30, 2008, our liabilities exceeded our assets by $2,468,175. All the foregoing factors lead to questions concerning our ability to meet our obligations as they come due.  We have financed our activities using private debt and equity financings. As a result of the losses incurred and current negative working capital and other matters described above, there is no assurance that the carrying amounts of our assets will be realized or that liabilities will be liquidated or settled for the amounts recorded.

The independent auditors’ report on our financial statements as of and for the year ended September 30, 2008 includes an explanatory paragraph which states that we have no material revenues, have suffered recurring losses from operations, and have a net capital deficiency that raise substantial doubt about our ability to continue as a going concern.

We May Never Become Profitable. There can be no assurance that we will have a significant or successful operating history. We may experience losses, limited or no potential for earnings, limited assets, negative net worth or other characteristics that are indicative of development stage companies. There can be no assurance that our business can be operated so as to develop significant revenues and cash flow and become profitable.

We Need Additional Capital to Pursue Our Business Plans and We May be Unable to Raise that Capital. We had cash of $425,614 and current liabilities of $3,421,865 including accounts payable of $1,305,853 as of September 30, 2008. As of January 1, 2009, we had cash of $130,663 and liabilities in the amount of $5,333,601, including debt in the amount of $4,245,956 and accounts payable in the amount of $1,087,645. As of January 1, 2009, we had completed two contracts for the sale of our systems and have no other contracts in place. We expect to require further additional financing in order to fund our ongoing administrative expenses, including the funds to pursue our business plan. This financing is expected to consist of the issuance of additional debt and/or equity securities. These funds might not be available or might not be available on terms acceptable to us and may result in material dilution to existing investors.  In addition, the Company may seek to restructure its existing liabilities and debt.

Including the cash required in pursuing our business plan, we estimate that we may require up to an additional $8,500,000 during the fiscal year ending September 30, 2009 to fund our intended level of operations.  Further, in the event we engage in any further material transactions during the fiscal year ending September 30, 2009, it can be expected that we will require additional funds.   Of the $8,500,000, approximately $4,500,000 is repayment of current debt, $2,000,000 for accounts payable and the remaining balance is for the funding of working capital.  As of December 23, 2008, we had made no firm arrangements to obtain these funds or to engage in any such material transactions and there can be no assurance that such funds can be obtained. However, we believe we will be able to obtain such funds from further financings or sales of equity securities, including debt securities convertible into equity. The failure to obtain these funds may impair our ability to meet our business objectives.

Limited Management Experience in Manufacture and Marketing of Automated Parking and Self-storage Systems. We have only recently entered the business of manufacturing and marketing of automated parking and self-storage systems and our management has limited experience in the manufacturing and marketing of automated parking and self storage systems. This limited experience can be expected to possibly result in disruptions or inefficiencies in these activities which may adversely affect our activities and our operating results. Because of this limited experience, we may be unable to achieve our goals and objectives in sales of our systems which would result in disappointing revenues and operating results. Mr. Stanley J. Checketts, our Chief Executive Officer has various real estate and other interests to which he will devote a portion of his time. Such activities are not expected to interfere with his activities on our behalf.

Intense Competition. Management expects that we will experience intense competition. It can be expected that we will experience intense competition from others in the manufacturing and marketing of our automated parking and self-storage facilities. Management believes that we have more than ten competitors engaged in the manufacture and marketing of automated parking facilities and a more limited number engaged in the manufacture and marketing of the self-storage facilities. Management expects that many of its competitors will be divisions of large multi-national enterprises and be better capitalized than our company. Other automated parking and self-storage facilities are available from both domestic and foreign manufacturers, and it can be anticipated that others will seek to enter the market. Manufacturers of automated materials handling warehouse systems may seek to manufacture systems in competition with us.

8

Absence of Patent or Other Protection. We have not to date been granted any patent protection for our automated trolley-operated parking and self-storage systems and there can be no assurance that, if applied for, any significant patent protection would be granted. Accordingly, we may have limited protection to prevent others from entering into competition with us. There can be no assurance that our systems may not violate the patent or other proprietary rights of others. If such violations should occur, we could be subject to litigation seeking to enjoin the manufacture and sale of the systems, seeking to collect royalties or other monetary damages. The existence of such litigation or the threat of such litigation could disrupt and delay our ability to pursue our business plans.
Absence of Market Studies. Other than recent initial marketing efforts conducted by our employees, we have not obtained any market studies by outside consultants or others. Accordingly, there are no independent studies performed by non-affiliated persons to support the beliefs of our management as to the likely market for the automated systems we manufacture and market. There can be no assurance that the market for these systems will be significant.

The Requirements of Section 404 of the Sarbanes-Oxley Act of 2002 Require that We Undertake an Evaluation of Our Internal Controls That May Identify Internal Control Weaknesses. The Sarbanes-Oxley Act of 2002 imposes duties on us and our executives, directors, attorneys and independent registered public accounting firm. In order to comply with the Sarbanes-Oxley Act and rules adopted by the Securities and Exchange Commission (SEC), we are required to evaluate our internal controls systems to allow management to report on  our internal controls over financial reporting.  Under current SEC rules, we will be required to file an attestation report signed by our auditors, Liebman, Goldberg & Hymowitz, LLP, when we file our annual report for our fiscal year ending September 30, 2010. This annual report does not include such an attestation report by our auditors.  We anticipate being able to fully implement the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act  and all other aspects of Section 404 in a timely fashion. We have initiated the establishment of procedures to enable our auditors to perform the system and process evaluation and testing required to comply with the attestation requirement.  If we are not able to implement the reporting requirements of Section 404 in a timely manner or with adequate compliance, our auditors may not be able to render the required attestation concerning the effectiveness of the internal controls over financial reporting, we may be subject to investigation and/or sanctions by regulatory authorities, such as the Securities and Exchange Commission or the NASD, Inc., and our reputation may be harmed.  Any such action could adversely affect our financial results and the market price of our common stock.

Continued Control by Existing Management and a limited number of Shareholders. Our management and a limited number of shareholders retain significant control over our company and its business plans and investors may be unable to meaningfully influence the course of our actions. Our existing management and a limited number of shareholders are able to control substantially all matters requiring shareholder approval, including nomination and election of directors and approval or rejection of significant corporate transactions and other matters requiring shareholder approval. There is also a risk that the existing management of our company and a limited number of shareholders will pursue an agenda, which is beneficial to themselves at the expense of other shareholders.

There Is No Assurance Of An Active Public Market For Our Common Stock And The Price Of Our Common Stock May Be Volatile. Given the relatively minimal public float and trading activity in our securities, there is little likelihood of any active and liquid public trading market developing for its shares. If such a market does develop, the price of the shares may be volatile. Since the shares do not qualify to trade on any national securities exchange, if they do actually trade, the only available market will continue to be through the "pink sheets".  We intend to seek to have our shares of Common Stock traded on the OTC Bulletin Board subsequent to May 15, 2009.  It is possible that no active public market with significant liquidity will ever develop. Thus, investors run the risk that investors may never be able to sell their shares.

Possible Future Issuances of Additional Shares that are Authorized May Dilute the Interests of Stockholders. Our Certificate of Incorporation currently authorize our Board of Directors to issue up to 35,000,000 shares of Common Stock and 1,000,000 shares of undesignated Preferred Stock. Any additional issuances of any of our securities will not require the approval of shareholders and may have the effect of further diluting the equity interest of shareholders.

9

During the fourth quarter of fiscal 2008, we issued debt , which included $1,500,000 principal amount of the Company’s promissory notes due twelve months from issuance with interest accruing at the rate of 12% per annum payable currently at 1% per month. Issued with the promissory notes are intended to be five-year common stock purchase warrants exercisable at $1.25 per share to purchase an aggregate of 1,500,000 shares of Common Stock, or one warrant for each $1.00 of notes purchased. In the event the promissory notes and any accrued but unpaid interest are not paid at maturity, the holder of the notes will be issued additional five-year common stock purchase warrants exercisable at a per common share exercise price equal to 80% of the average of the last sale prices for the Company’s Common Stock during the most recent ten trading days prior to the date of issuance of the warrants and, in the event last sale prices are unavailable for a full ten trading days, such additional number of trading days immediately prior to such ten trading day period so as to total the most recent ten trading days during which last sale prices are available. The warrants will be issued at the rate of warrants to purchase 1.5 shares for each dollar of principal and accrued interest that remains unpaid for each 30-day period after maturity of the notes. The Company used the Black-Scholes Method to calculate the value of these warrants.

The value of the warrants has been allocated based on their fair value to entire debt. The Company valued the warrants to their maximum value in proportion to the entire of the $1,500,000 in debt. The warrants were valued at $2,245,596 using a Black-Scholes valuation model with the following assumptions were used to calculate the fair value of the warrants: dividend yield of 0%; expected volatility of 272.9%; risk-free interest rate of 1.61%; an expected life of five years; fair value of the stock on the date of the debt agreement was $1.50 per share.  The Company has recorded a debt discount with regards to these warrants to their maximum proportional value relative to the debt of $1,500,000. This discount is to be amortized over the life of the loan. The Company amortized $187,500, with regards to the debt discount in the year ended September 30, 2008. A total of $1,312,500 has not been amortized as of September 30, 2008.

Existence of Limited Market for Our Common Stock. There has been a very limited market for our Common Stock. Accordingly, although quotations for the Company’s Common Stock have been, and continue to be, published on the “pink sheets” published by the National Quotation Bureau, Inc., these quotations, in the light of our operating history, continuing losses and financial condition, are not necessarily indicative of the value of our company. Such quotations are inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Item 1B.  Un-resolved Staff Comments

We have received staff comments and have responded to them.  The Company acknowledges that it may receive additional comments.

Item 2.  Properties

Our principal office, consisting of approximately 743 square feet, is located at 355 Madison Avenue, Morristown, NJ  07960.  This is also the location of our sales and marketing activities.  This office is leased on a month-to-month basis from St. Mark’s Associates at a rental of $1,362 per month.  We are obligated to maintain the premises.

Manufacturing is undertaken at 350 West 2450 North, Logan, Utah 84341.

SB&G Properties, L.C. (“SB&G”), an entity owned by HSK Funding, Lake Isle Corp. and Venturetek, who are also shareholders of the Company, is the landlord under a lease entered into with Boomerang Utah dated October 1, 2007, relating to premises located at 324 West 2450 North, Building A, Logan, Utah. The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $260,610 plus real property and school taxes. The deferred rent of $79,393, which was deferred to October 1, 2008, has been reduced by $23,728, which are payments Boomerang Utah has made on behalf of the SB&G. In addition, Boomerang Utah is obligated to pay for all utilities and for repairs and maintenance to the property. The approximately 29,750 square foot leased premises are used for Boomerang Utah’s manufacturing activities.  On October 1, 2008 Boomerang Utah renewed and renegotiated the terms of the lease which increased the deferred rent to $176,610 annually plus the net deferral from fiscal year end 2008, which remain unpaid.

10

Stan Checketts Properties, L.C. (“SCP”), whose sole owner is Mr. Stanley J. Checketts, is the landlord under a lease entered into with Boomerang Utah dated October 1, 2007 for premises located at 324 West 2450 North, Building B, Logan, Utah. The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $157,680 plus real property and school taxes. The deferred rent of $52,866, which was deferred to October 1, 2008, has been increased by $5,808, which are net payments between SCP and Boomerang Utah.  In addition, Boomerang Utah is obligated to pay for all utilities and for repairs and maintenance to the property. The approximately 18,000 square foot leased premises are also used for Boomerang Utah’s manufacturing activities.  On October 1, 2008 Boomerang Utah renewed and renegotiated the terms of the lease which increased the deferred rent to $106,857 annually plus the net deferral from fiscal year end 2008, which remain unpaid.

Item 3. Legal Proceedings

We are not a defendant in any pending legal proceedings the outcome of which is expected to result in a material liability to us.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of our security holders during the fourth quarter of the fiscal year ended September 30, 2008.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Equity and Dividends.

Given the relatively minimal public float and trading activity in our securities, there is little likelihood of any active and liquid public trading market developing for our shares. If such a market does develop, the price of the shares may be volatile. Since the shares do not qualify to trade on any national securities exchange, if they do actually trade, the only market currently available will continue to be in the "pink sheets". It is possible that no active public market with significant liquidity will ever develop. Thus, investors run the risk that investors may never be able to sell their shares.

Our Common Stock is quoted on the OTC “pink sheets” under the symbol BMER.  The following table sets fourth the quarterly high and low sales price as appearing in the “pink sheets” for each of our fiscal quarters during the period October 1, 2006 through September 30, 2008.

Quarter Ended	Bid		Asked
	High	Low	High	Low

December 31, 2006	$0.37	$0.35	$0.66	$0.04
March 31, 2007	$0.35	$0.06	$0.51	$0.075
June 30, 2007	$0.06	$0.05	$0.075	$0.06
September 30, 2007	$0.05	$0.03	$0.06	$0.035

December 31, 2007	$0.09	$0.03	$0.10	$0.035
March 31, 2008	$1.10	$0.55	$1.50	$1.01
June 30, 2008	$1.30	$1.01	$2.00	$1.10
September 30, 2008	$1.50	$0.27	$7.60	$1.50
As adjusted for a one for fifteen reverse stock split effective February 6, 2008.

Our shares of Common Stock were quoted and traded on the OTC Bulletin Board during the period commencing before October 1, 2006 through June 18, 2008 at which time they were removed from quotation on that market.  Subject to meeting the requirements for such trading activity, we intend to seek to have our shares again traded on the OTC Bulletin Board as soon as practicable after the filing of our quarterly report on form 10-Q for the quarter ended March 31, 2009, which is due to be filed no later that May 15, 2009.  There can be no assurance that we will meet the requirements to have our shares quoted on the OTC Bulletin Board at that time.

The above quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions. They do not necessarily represent actual transactions.

11

As of December 23, 2008, the number of record holders our Common Stock was 147.  We have never paid a cash dividend on our Common Stock and anticipated capital requirements make it unlikely that any cash dividends will be paid on the Common Stock in the foreseeable future.

Securities Sold Without Registration During the Year Ended September 30, 2008

During the fourth quarter of fiscal 2008, we issued debt , which included $1,500,000 principal amount of the Company’s promissory notes due twelve months from issuance with interest accruing at the rate of 12% per annum payable currently at 1% per month. Issued with the promissory notes are intended to be five-year common stock purchase warrants exercisable at $1.25 per share to purchase an aggregate of 1,500,000 shares of Common Stock, or one warrant for each $1.00 of notes purchased. In the event the promissory notes and any accrued but unpaid interest are not paid at maturity, the holder of the notes will be issued additional five-year common stock purchase warrants exercisable at a per common share exercise price equal to 80% of the average of the last sale prices for the Company’s Common Stock during the most recent ten trading days prior to the date of issuance of the warrants and, in the event last sale prices are unavailable for a full ten trading days, such additional number of trading days immediately prior to such ten trading day period so as to total the most recent ten trading days during which last sale prices are available. The warrants will be issued at the rate of warrants to purchase 1.5 shares for each dollar of principal and accrued interest that remains unpaid for each 30-day period after maturity of the notes. The Company used the Black-Scholes Method to calculate the value of these warrants.

During the second quarter of fiscal 2008, in connection with our acquisition of Boomerang Utah, we completed the private sale of 2,000,000 shares (post-split) of Common Stock resulting in net proceeds to us of approximately $1,700,000.
During the first quarter of fiscal 2008, we issued options and warrants to purchase common stock, comprised of: (i) ten-year non-statutory options to purchase 1,147,686 shares exercisable at $0.90 per share; (ii) five-year non-statutory options to purchase 360,000 shares exercisable at $0.90 per share; and (iii) five-year warrants to purchase 50,000 shares exercisable at $1.20 per share; for a total of 1,557,686 shares.

The securities sold described above were sold in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) thereof.  Each of the certificates issued bears or will bear a legend stating that resale of the shares, including shares to be issued on exercise of options and warrants, is restricted without compliance with the registration requirements of the Securities Act or the availability of an exemption from such registration requirements and stop transfer instructions have been or will be placed with the transfer agent with respect to the transfer of the shares issued.

Purchases of Equity Securities by the Small Business Issuer and Affiliated Purchasers.
Neither our company nor any "affiliated purchaser," as defined in Rule 10b-18(a)(3) purchased during the fiscal quarter ended September 30, 2008 any of our securities that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Item 6.  Selected Financial Data

As a smaller reporting company, we are not required to respond to this Item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes appearing elsewhere in this report. This discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward looking statements as a result of certain factors, including but not limited to the risks discussed in this report.

12

Our company, through its wholly owned subsidiary, Boomerang Utah which we acquired in February 2008, is engaged in the design, development, and marketing of automated racking and retrieval systems for automobile parking and automated racking and retrieval of containerized self-storage units.

Our revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are recorded based on the contract.  Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, inclusive of those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the changes are determined. The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

Liquidity and Capital Resources

During the year ended September 30, 2008, we had a net loss of $6,612,899. Included in net loss is depreciation of $18,684 and expenses relating to the issuance of stock options of $1,603,263, both items are non-cash expenses.

During the year ended September 30, 2008, changes in assets and liabilities primarily included a decrease in cash and cash equivalents resulting from an increase in accounts receivable of $177,500, an increase in inventory of $80,488, an increase in costs and estimated earned profits in excess of billings and completed contracts of $28,814, and an increase in prepaid and other assets of $50,066, offset by an increase in cash resulting of an increase of accounts payable and accrued liabilities of $690,761. After reflecting the net changes in assets and liabilities, net cash used by operations was $4,449,559.

Cash used in investing activities of $253,624 was used for the purchase of property and equipment and the Company received cash from Digital due to the merger of $10,847, for net of $242,777.

During the year ended September 30, 2008, financing activities provided cash from proceeds of loans payable of $4,491,124 and proceeds from private placement of $1,727,523, which is offset by the repayment of loans payable of $1,453,306. Accordingly, net cash provided by financing activities totaled $4,762,341.

During the year ended September 30, 2008, our cash and cash equivalents increased by $70,005.

During the fourth quarter of fiscal 2008, we issued debt , which included $1,500,000 principal amount of the Company’s promissory notes due twelve months from issuance with interest accruing at the rate of 12% per annum payable currently at 1% per month. Issued with the promissory notes are intended to be five-year common stock purchase warrants exercisable at $1.25 per share to purchase an aggregate of 1,500,000 shares of Common Stock, or one warrant for each $1.00 of notes purchased. In the event the promissory notes and any accrued but unpaid interest are not paid at maturity, the holder of the notes will be issued additional five-year common stock purchase warrants exercisable at a per common share exercise price equal to 80% of the average of the last sale prices for the Company’s Common Stock during the most recent ten trading days prior to the date of issuance of the warrants and, in the event last sale prices are unavailable for a full ten trading days, such additional number of trading days immediately prior to such ten trading day period so as to total the most recent ten trading days during which last sale prices are available. The warrants will be issued at the rate of warrants to purchase 1.5 shares for each dollar of principal and accrued interest that remains unpaid for each 30-day period after maturity of the notes. The Company used the Black-Scholes Method to calculate the value of these warrants.

During the year ended September 30, 2009, we expect to require and seek to raise the sum of approximately $8,500,000 from the private sale of our debt and equity securities. The $8,500,000 represents repaying approximately $4,500,000 of current debt, $200,000 for accounts payables and the remaining balance is for the funding of working capital.  It is presently intended that the securities will be offered in such jurisdictions where the offering may lawfully be made to those persons who purchased our securities in our private sales of securities completed in February and July, 2008 with any unsold securities purchased by certain of our affiliates.  The foregoing is not and should not be considered to be an offering of our securities. The foregoing is for informational purposes only. The securities offered will not be and have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

13

There can be no assurance that the capital we require to meet our operating needs will be raised on the above terms or any other terms and, if raised, that it will be sufficient to meet our requirements.  If we are unsuccessful in raising this capital, we may be required to curtail our operations.  In addition, we may seek to restructure its existing liabilities and debt.

Our financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. We recognized a substantial loss in fiscal 2008 of $6,612,899, due to the first year of operations, and sustained a loss in fiscal 2007 of $1,614,302.  We had a working capital deficiency at September 30, 2008 of approximately $2,600,000. We had a negative cash flow from operations in 2008 and 2007 of $4,449,559 and, $1,253,041 respectively. As of September 30, 2008, our liabilities exceeded our assets by $2,468,175.

These factors create uncertainty whether we can continue as a going concern. Our plans to mitigate the effects of the uncertainties on our continued existence are: 1) to raise additional equity capital; 2) to restructure our existing debt; and 3) to pursue our business plan and seek to generate positive operating cash flow. Management believes that these plans can be effectively implemented in the next twelve-month period. However, our ability to continue as a going concern is dependent on the implementation and success of these plans. The financial statements do not include any adjustments in the event we are unable to continue as a going concern.

Results of Operations

Fiscal Year 2008 Compared With Fiscal Year 2007

Our total revenues were $938,140 and $0 during the fiscal years ended September 30, 2008 and 2007, respectively. The increase of our revenues is the result of the commencement of our activities in the sale of a racking and retrieval system for containerized self-storage units and a racking and retrieval system for automobiles in 2008, which contributed $788,140 and $150,000, respectively, to our revenues. Revenues are recognized using the percentage-of-completion method.  As of September 30, 2008, we recognized all of our revenues from a contract for the sale of a racking and retrieval system for containerized self-storage units and a contract for the sale of a racking and retrieval system for the automobiles.  No revenues were recognized in the fourth quarter ending September 30, 2008 because the revenues for both contracts were accrued in the prior quarters utilizing the percentage of completion method.

Our cost of goods sold was $1,002,552 and $0 during the fiscal years ended September 30, 2008 and 2007, respectively. The increase is the result of the direct cost associated with the sale of the racking and retrieval system for containerized self-storage units and the racking and retrieval system for automobiles in 2008. Expenses are recognized using the percentage-of-completion method. As of September 30, 2008, we recognized expenses on the contracts for the sale of the racking and retrieval system and the sale of the racking and retrieval system for automobiles utilizing the percentage-of-completion method which amounted to expenses of $852,552 (100%) and $150,000 (100%), respectively, for the two systems. For fiscal 2008, we recorded losses in the amount of $64,412 and $0, respectively, from these two contracts.

Our sales and marketing costs were $1,052,147 during the fiscal year ended September 30, 2008 compared with $104,747 during the fiscal year ended September 30, 2007, for an increase of $947,400. The increase is the result of the commencement of our racking and retrieval systems operations in the 2008 fiscal year, which included, among other items, advertising expenses of $382,707. In addition, during the fiscal year ended September 30, 2008, we employed up to four full time salesmen, which is a sales and marketing expense.

Our general and administrative expenses were $3,606,661 during the fiscal year ended September 30, 2008 compared with $396,129 during the fiscal year ended September 30, 2007, for an increase of $3,210,532. This increase is primarily the result of additional administrative expenses in connection with the development and construction of our automated racking and retrieval systems, including two part time and five full time employees.  It is also due to the $1,603,263 expense relating to the issuance of stock options and warrants.

14

Our research and development expenses were $1,575,619 during the fiscal year ended September 30, 2008 compared with $1,120,719 during the fiscal year ended September 30, 2007, for an increase of $454,900. This increase is a result of our research and development of racking and retrieval systems, which includes the development and construction of two automated racking and retrieval system prototypes for automobile parking and one automated racking and retrieval system prototype of containerized self-storage units. In addition, we employed two part time and up to fifteen full time employees who are recorded under research and development expense.

Depreciation and amortization expense was $18,684 during the year ended September 30, 2008 compared to $1,084 during the year ended September 30, 2007, for an increase of $17,600. This increase is the result of the purchase of additional assets in fiscal 2008.

Interest income was $9,611 during the year ended September 30, 2008, compared with $8,377 during the year ended September 30, 2007, for an increase of $1,234 due to holding funding monies in an interest bearing account.

Interest expense was $311,445 during the year ended September 30, 2008, compared with $0 during the year ended September 30, 2007, for an increase of $311,445. This increase is the result of additional borrowings outstanding in 2008 and amortizing $187,500 for the debt discount, a non-cash expense item.

Fiscal Year 2007 Compared With Fiscal Year 2006

There is no activity to report for this time period because Boomerang UT’s date of inception is December 6, 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES:

Our financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires our management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  We continually evaluate the accounting policies and estimates we use to prepare the consolidated financial statements.  We base our estimates on historical experiences and assumptions believed to be reasonable under current facts and circumstances.  Actual amounts and results could differ from these estimates made by management.

We do not participate in, nor have we created, any off-balance sheet special purpose entities or other off-balance sheet financing.

We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations.

Principles of consolidation – The accompanying consolidated financial statements include the accounts of Boomerang Utah Systems, Inc. and its wholly owned subsidiaries.  All significant inter-company transactions have been eliminated.

Cash – We maintain cash in bank accounts which may, at times, exceed federally insured limits.  We have not experienced any loss on these accounts.

Accounts receivable – Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For the period ended September 30, 2008, the Allowance for Doubtful Accounts was $0.

15

Property and equipment – Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred.  Costs of major additions and betterments are capitalized.  Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets.

Revenue recognition – Revenues from manufacturing contracts are  recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Measurement by the percentage of cost incurred to date to estimated total cost for each contract.  This method is used because management considers total cost to be the best available measure of progress on the contracts.  Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.  Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.  The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

Research and development – Pursuant to SFAS No. 2, research and development costs are expensed as incurred.

Inventories - Inventories consisting of parts, materials, and assemblies are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

Stock-base compensation- We adopted FAS 123(R), using the modified-prospective-transition method on February 7, 2008.  Under this method, we are required to recognize compensation cost for stock-based compensation arrangements with employees and directors based on their grant date fair value using the Black-Scholes option-pricing model, such cost to be expensed over the compensations’ respective vesting periods.  For awards with graded vesting, in which portions of the award vest in different periods, we recognize compensation costs over the vesting periods using the straight-line method.  For calculating the value for warrants, the Black-Sholes method is also used.

Inherent in determining the fair value of options are several judgments and estimates that must be made. These include determining the underlying valuation methodology for share compensation awards and the related inputs utilized in each valuation, such as our expected stock price volatility, expected term of the options granted to employees and consultants, expected dividend yield, the expected risk-free interest rate, the underlying stock price and the exercise price of the option. Changes to these assumptions could result in different valuations for individual share awards. The company uses the Black-Scholes option pricing model to determine the fair value of options granted to employees, non-employee directors and non-employee consultants.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1996

With the exception of historical matters, the matters discussed in this Annual Report are "forward-looking statements" as defined under the Securities Act of 1934, as amended which involve risks and uncertainties. We intend that the forward-looking statements in this Annual Report be covered by the safe-harbor provisions for forward-looking statements contained in the Securities Exchange Act of 1934, as amended, and this statement is included for the purpose of complying with the safe-harbor provisions.  Forward-looking statements include, but are not limited to, the ability of management to successfully market the Boomerang products and achieve material revenues and growth, our company’s ability to establish successfully an on-going management structure, and our ability to raise additional capital when needed on terms acceptable to management.

16

Such forward-looking statements also relate to our ability to successfully manage our operations subsequent to the completion of the acquisition of Boomerang Utah and the adequacy of management available for that purpose.  Many factors may adversely affect our future operations, including the possibility that we will be unable to achieve material revenues, that we will be unable to market our automated systems profitably, or that other companies with significantly larger staffs, revenues and assets may not compete with us and limit our ability to market our systems.  Important factors that could cause us to be unable to meet our goals and objectives are also described in our periodic filings with the Securities and Exchange Commission, including our annual report on Form 10-K/A and quarterly reports on Form 10-Q.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, we are not required to respond to this Item.

Item 8. Financial Statements and Supplementary Data

The following financial statements are attached hereto. See pages F-1, et seq.

Independent Auditors' Report	F-1

Consolidated Balance Sheet - September 30, 2008	F-2

Consolidated Statements of Operations years ended September 30, 2008 and 2007	F-3

Consolidated Statements of Stockholders' Deficit - years ended September 30, 2008 and 2007	F-4

Consolidated Statements of Cash Flows - years ended September 30, 2008 and 2007	F-5-6

Notes to Consolidated Financial Statements	F-7-23

17

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

During the two fiscal years ended September 30, 2008, we have not filed any Current Report on Form 8-K reporting any change in accountants in which there was a reported disagreement or event on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Item 9A. Controls and Procedures.

 As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report on Form 10-K/A for the fiscal year ended September 30, 2008, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our CEO and CFO.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our CEO and CFO as appropriate, to allow timely decisions regarding required disclosure. Our management, including our CEO and CFO, do not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon that evaluation, our company's CEO and CFO have concluded that our disclosure controls and procedures were not effective.

Disclosure Controls- Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Principal Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Based upon that evaluation, our company's Principal Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective because of the significant deficiency and the material weakness described below. Measures are being taken to include documentation of management oversight and review as part of the appropriate functional procedures.

Restatement of financial statements- The financial statements for the fiscal year ended September 30, 2008 and December 6, 2006 (date of inception) through September 30, 2007 have been restated to correct the accounting treatment previously accorded certain transactions.

•	Due to filing a 10K instead of a 10KSB, the Company should have provided a comparative balance sheet for the year ended September 30, 2007.
•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the year ended September 30, 2007 as those of the legal acquirer and not that of the accounting acquirer.

18

•
The Company’s Consolidated Statement of Stockholders’ Deficit did not reflect the 13,333,333 shares of common stock from the merger and the 1 for 15 stock split retroactively.  This has been corrected as of this Amendment.

•
During the fourth quarter of fiscal 2008, the Company issued warrants that accompanied promissory notes for $1,500,000.  The warrants were valued at $2,245,596 using the Black-Scholes valuation model and expensed.    The Company has recorded a debt discount with regards to these warrants to their maximum proportional value relative to the debt of $1,500,000.  This discount is to be amortized over the life of the loan, twelve months.  The Company amortized $187,500, with regards to the debt discount for the year ended September 30, 2008.  A total of $1,312,500 has not been amortized as of September 30, 2008.  The general and administration expense for this fiscal year has been reduced by $2,245,596.

•
During the second quarter of fiscal year 2008, the Company granted stock options that have a vesting provision, for which the corresponding expense for the vesting that occurred during the year ended September 30, 2008 was not recognized. During the year ended September 30, 2008 we have now recognized $53,904, as it relates to the expense for these vesting options.

•
During the year ended September 30, 2008, the Company incorrectly recorded an expense of $67,360 for warrants associated with the equity sale of 2,000,000 shares of the Company’s common stock on February 6, 2008. These warrants were issued as fees with this exclusive equity cash raise for the Company.  There is no expense associated with the granting of warrants in connection with the sale of this equity.  There is no expense associated with the granting of warrants in connection with the sale of this equity.

Other than the items discussed above there have been no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Changes in Internal Controls- No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) occurred during the quarter ended September 30, 2008.  There was a material weakness for quarter ended September 30, 2008 due to the company using the incorrect comparative numbers and incorrect recording of issued stock options. The Company has decided to use 2007 numbers from Boomerang Utah as per the accounting procedures for a reverse merger for the comparative numbers. The Company in their original filing had granted, and or, not accounted for stock options during the quarter ended September 30, 2008.

Management’s Report on Internal Controls over Financial Reporting- Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

19

In making its assessment, our management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management’s report in this annual report. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  We have identified material weaknesses in our internal controls over financial reporting as of the end of the fiscal year ended September 30, 2008 that required our financial statements to be restated.  These material weaknesses on internal controls include:

-
Financial statements – We failed to properly disclose the proper financials statements for the Company.  We had entered into a merger agreement with Boomerang Systems, Inc. For accounting purposes this was a reverse merger.

-
Equity – We did not reflect the proper accounting and recording of a 1 for 15 stock split. We did properly account for stock options that were granted by the Company.  We did not properly account for the issuance of warrants that accompanied promissory notes granted by the Company.

-	Debt - We did not maintain adequate procedures to properly record and classify debt, and the related debt discount on debt.

Based on the above factors management has concluded that our internal controls over financial reporting was not effective as of the end of the period covered by this Annual Report on Form 10-K/A amendment #2.

There were no changes in our internal controls over financial reporting during the fourth quarter of the fiscal year ended September 30, 2008 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report on Form 10-K/A for the fiscal year ended September 30, 2008 does not include an auditor attestation report on our internal controls over financial reporting inasmuch as no attestation report was required under the rules of the Securities and Exchange Commission applicable to us as in effect at that time.

Stanley J. Checketts	Joseph R. Bellantoni
Chief Executive Officer	Chief Financial Officer

June 4, 2009

Item 9B. Other Information.

None.

20

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The directors and executive officers of our company and their ages are as follows:

Name	Title	Age

Stanley J. Checketts	Chief Executive Officer and Director	68
Christopher Mulvihill	President	38
Amichaim Abramson	Vice President	35
Joseph R. Bellantoni	Chief Financial Officer and Director	46
Guy Jardine	Vice President and Director	51
David Koffman+	Director	49
Paul J. Donohue+	Director	73

(+) Member of the Audit Committee.

Directors and Executive Officers

Mr. Checketts has been the Chief Executive Officer of S&S Worldwide, Inc.(“S&S”) for more than the past five years.  S&S is engaged in the design, development, marketing and sale of roller coasters and family thrill rides for the amusement industry and conducts its business activities both domestically and internationally.

Mr. Mulvihill has been employed as President and Manager of Sales and Marketing of our company since February 2008, and prior thereto served in such a capacity for Boomerang Utah.  Prior thereto, from August 2005 to January 2007, he was employed by The Active Network, Inc. as the Director of Business Development for Golf.  From January 2002 to July 2005, Mr. Mulvihill was employed by Tee Time King, Inc.

Mr. Abramson has been an independent financial consultant from December 2005 to the present.  From September 2004 to December 2005, he was an educator at the Solomon Schechter Day School of Essex and Union, in West Orange, New Jersey.  From September 2001 to May 2006, he was a student at the Jewish Theological Seminary, New York, New York.  Mr. Abramson was Assistant Vice President, Corporate Finance, with Friedman, Billings, Ramsey & Co., Inc., Alexandria, Virginia from November 1997 to January 2001.

Mr. Bellantoni has been Chief Financial Officer and a Director of our company since January 12, 2007.  Mr. Bellantoni previously joined our company as a Director and Treasurer in April 1995.  Mr. Bellantoni remained a Director until November 8, 2004 and Chief Financial Officer until September 22, 2005.  Mr. Bellantoni also is employed by North Jersey Management Services, Inc., a private company providing accounting and financial record-keeping services.

Since 1998, Mr. Jardine has been engaged as a private real estate developer.  In 1998, Mr. Jardine sold his multi-location automobile maintenance and repair business to a national company.  He has been semi-retired since that time.

Since November 2002, Mr. Koffman has been the co-chief executive officer of HSK Industries, Inc., a family investment company.  He has also been since June 2005 the Vice President of International Hospitality Associates, engaged in developing the La Concha and Condado Vanderbilt Hotels in San Juan, Puerto Rico.  He is a Board Member of the Temple Beth Shalom Endowment Fund.

Mr. Donohue is retired.  He was formerly employed by Ballyowen Golf Club as a Pro Shop Manager from March 1997 through December 2001.  Prior to working at Ballyowen, Mr. Donahue was employed as a Bank Examiner with the State of Florida in 1994 and from 1990 through 1993; he was employed by Midlantic Bank as a Vice President.  He was elected a Director in 1995.

21

No Director is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of that Act or any company registered as an investment company under the Investment Company Act of 1940.

Compliance with Section 16(a) of the Exchange Act

Based solely on a review of Forms 3 and 4 and any amendments thereto furnished to our company pursuant to Rule 16a-3(e) under the Securities Exchange Act of 1934, or representations that no Forms 5 were required, we believe that with respect to fiscal 2008, except as described in the following sentence, all Section 16(a) filing requirements applicable to our officers, directors and beneficial owners of more than 10% of our equity securities were timely complied with during the fiscal year ended September 30, 2008.  Mr. David Koffman was elected a Director on February 6, 2008.  Mr. Koffman was late in filing his Form 3 Report which was filed on November 20, 2008.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal executive officer and principal financial and accounting officer. A copy of our Code of Ethics was filed as an exhibit to our Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003. We will provide to any person, without charge, upon request, a copy of such Code of Ethics. Requests should be addressed to Mr. Joseph R. Bellantoni, Chief Financial Officer at our address appearing on the cover page of this Annual Report on Form 10-K/A.

Audit Committee Financial Expert

We currently do not have an Audit Committee Financial Expert.

Item 11.         Executive Compensation

The following table sets forth the compensation of our principal executive officer and our other two most highly compensated executive officers who received total compensation exceeding $100,000 for the year ended September 30, 2008 and who served in such capacities at September 30, 2008.

22

SUMMARY COMPENSATION TABLE
Annual Compensation

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (1) (f)	Non-Equity Incentive Plan Compensation- sation ($) (g)	Nonqualified Deferred Compensation- station Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Amichaim Abramson,	2008	-0-	-0-	-0-	$472,495	-0-	-0-	-0-	$472,495
Vice President	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Joseph Bellantoni,	2008	-0-	-0-	-0-	$472,495	-0-	-0-	-0-	$472,495
Chief Financial Officer	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Stanley J. Checketts,	2008	$100,008	-0-	-0-	-0-	-0-	-0-		$100,008
Chief Executive Officer(2) (3)	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Christopher Mulvihill,	2008	$150,000	-0-	-0-	-0-	-0-	-0-		$150,000
President	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Guy Jardine,	2008	$116,511	-0-	-0-	-0-	-0-	-0-		$116,511
Vice President and Director(2) (3)	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.  See Notes 9 and 10 to Notes to Financial Statements for the year ended September 30, 2008.

(2)	Messrs. Checketts and Jardine are also Directors of our company; however they receive no additional compensation for serving in those capacities.
Messrs. Checketts, Mulvihill and Jardine were elected to and commenced serving in these positions effective February 6, 2008.

Narrative Disclosure to Summary Compensation Table

Mr. Mulvihill is employed as our National Sales Manager pursuant to a five-year agreement expiring on October 31, 2011, whereby he receives a commission of 3% of the gross sales of our products, with a non-refundable advance against commissions of $150,000 per year.  Mr. Mulvihill is a full-time employee.

23

Outstanding Equity Awards at September 30, 2008.
The following table provides information with respect to our named executive officers above regarding outstanding equity awards held at September 30, 2008.  Neither Mr. Checketts nor Mr. Mulvihill held any equity awards as of September 30, 2008.

	Option Awards				Stock Awards

Name (a)	Number of securities underlying unexercised Options (#) Exercisable/ Unexercisable (b-c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date mm/dd/yy (f)	Number of shares or units of Stock held that have not vested (#) (g)	Market value of shares or units of Stock held that have not vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or payout value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Joseph Bellantoni	350,000/0	-0-	$0.90	February 5, 2018	-0-	-0-	-0-	-0-
Guy Jardine	0/150,000	150,000	$0.90	February 5, 2013	-0-	-0-	-0-	-0-
Amichaim Abramson	350,000/0	-0-	$0.90	February 5, 2018	-0-	-0-	-0-	-0-

Director Compensation
The following table provides information with respect to compensation of our Directors during the year ended September 30, 2008.  The compensation paid to our named executive officers who are also Directors is reflected in the Summary Compensation Table above.

Name (a)	Fees earned or paid in cash ($) (b)	Stock Awards ($) (1) (c)	Option Awards ($) (1) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Non-Qualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)

David Koffman	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Paul J. Donohue	-0-	-0-	$33,750	-0-	-0-	-0-	$33,750

(1)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.  See Note 10 to Notes to Financial Statements for the year ended September 30, 2008.

Our non-employee Board members do not receive any cash compensation for attendance in person or by phone at board meetings or the committee meetings that they are a member of.  Our Directors are reimbursed for their out-of-pocket expenses in attending meetings.  Pursuant to the terms of our 2004 Stock Incentive Plan and as a consequence of reverse stock splits effected subsequent to the adoption of the Plan by the Board of Directors in September 2004, each non-employee Director automatically receives an option grant for 3,333 shares on the date such person joins the Board.  In addition, on the date of each annual stockholder meeting, provided such person has served as a non-employee Director for at least six months, each non-employee Board member who is to continue to serve as a non-employee Board member will automatically be granted an option to purchase 333 shares.  Each such option has a term of ten years, subject to earlier termination following such person's cessation of Board service, and is subject to certain vesting provisions.  For the purposes of the automatic grant provisions of the Plan, Messrs. Koffman and Donohue are considered non-employee Board members.

24

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth, as of October 28, 2008, information with respect to each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who is known to us to be the beneficial owner of more than five percent of our Common Stock as well as the number of shares of Common Stock beneficially owned by all of our Directors, each of our named executive officers identified in the Summary Compensation Table (see Item 11 above), and all our Directors and executive officers as a group. The percentages have been calculated on the basis of treating as outstanding for a particular holder, all shares of our Common Stock outstanding on said date and all shares issuable to such holder in the event of exercise of outstanding options owned by such holder at said date. As of December 23, 2008, we had 16,490,362 shares of Common Stock outstanding.

Name of Beneficial Owner(1)(2)	Number of Shares Beneficially Owned		Percentage of Outstanding Common Stock

Stanley J. Checketts	6,666,667	(3)	40.4%

Christopher Mulvihill	800,000		4.9%

Joseph R. Bellantoni	367,271	(4)	2.2%

Amichaim Abramson	350,000	(5)	2.1%

Guy Jardine	200,000	(6)	1.2%

David Koffman	-0-		—

Paul J. Donahue	31,667	(7)	*

All Directors and Executive Officers as a Group (7 persons)	8,415,605		48.7%

Certain Stockholders

Burton I. Koffman	1,924,542	(8)	11.7%

Venturetek, LP(9)	2,058,334		12.5%

* Less than 1%

(1)
This tabular information is intended to conform with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 relating to the determination of beneficial ownership of securities.  Unless otherwise indicated, the tabular information gives effect to the exercise of warrants or options exercisable within 60 days of the date of this table owned in each case by the person or group whose percentage ownership is set forth opposite the respective percentage and is based on the assumption that no other person or group exercise their option.

(2)	Unless otherwise indicated, the address for each of the above is c/o Boomerang Systems, Inc., 355 Madison Avenue, Morristown, New Jersey 07960.
(3)	Includes 6,666,667 shares held by Stan Checketts Properties, L.C. Stanley J. Checketts is the natural person who exercises voting and investment control over the shares.
(4)
Includes 13,938 shares held by Mr. Bellantoni’s wife and 3,333 held by Mr. Bellantoni’s father as to which Mr. Bellantoni disclaims a beneficial interest to both.  Also includes 350,000 shares issuable on exercise of an option at an exercise price of $0.90 per share.

(5)	This is 350,000 shares issuable on exercise of an option exercisable at $0.90 per share,
(6)
Includes 150,000 shares issuable on exercise of an option exercisable at $0.90 per share.  The option became exercisable with respect to 25% of the shares on August 6, 2008 and becomes exercisable with respect to an additional 25% of the shares each succeeding six months thereafter.

(7)	Includes 25,000 shares issuable on exercise of an option at an exercise price of $.90 per share.
(8)
Includes shares held by Mr. Koffman of record and beneficially including, among other entities,  shares held by Public Loan Company (91,825), The K-6 Family Limited Partnership (83,333) and HSK Funding Inc. (1,733,333) as to all of which Mr. Koffman exercises voting and investment control.

25

(9)	David Selengut is the natural person who exercises voting and investment control over the shares held by Venturetek, PL.

Securities Authorized for Issuance Under Equity Compensation Plans. On November 8, 2004, our stockholders approved the adoption by our Board of Directors of a 2004 Stock Incentive Plan under which 1,000,000 shares of our Common Stock are reserved for the grant of options and issuance under the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan is described in our proxy statement dated October 12, 2004. As of December 3, 2008, no options had been granted under the 2004 Stock Incentive Plan.

Equity Compensation Plan Information. The following table provides information as of  September 30, 2008 with respect to our compensation plans (including individual compensation arrangements), under which securities are authorized for issuance aggregated as to (i) compensation plans previously approved by stockholders, and (ii) compensation plans not previously approved by stockholders:

Equity Compensation Plan Information As of September 30, 2008

				(c)
				Number of securities
	(a)		(b)	remaining available for
	Number of securities to		Weighted-average exercise	future issuance under equity
	be issued upon exercise		price of outstanding	compensation plans
	of outstanding options,		options, warrants and	(excluding securities
Plan Category	warrants and rights		rights	reflected in column (a))
Equity compensation plans approved by security holders	-0-		N/A	66,667	(1)

Equity compensation plans not approved by security holders	1,360,000	(2)	$0.90	-0-

Total	1,360,000		$0.90	66,667

(1) Shares reserved for issuance under our 2004 Stock Incentive Plan.

(2) On November 28, 2007, our Board of Directors granted options to purchase an aggregate of 1,507,686 shares of Common Stock to persons who were or became officers, Directors or consultants to our company.  These options are exercisable at $0.90 per share.  Such options have a term of ten years.  The option price and number of shares issuable on exercise of the options are subject to anti-dilution adjustment under certain circumstances.

Options to purchase 360,000 shares were also granted to four persons who became employees of our company following the completion of the acquisition of Boomerang Utah.  Included among such persons is Mr. Guy Jardine, who became a Vice President and Director, and who was granted an option to purchase 150,000 shares.  All 360,000 options have a term of five years and are subject to vesting, whereby the options become exercisable with respect to 25% of the shares subject to the options at the end of 18 months after the acquisition of Boomerang Utah was completed and with respect to an additional 25% at the end of each succeeding six-month period until such options are fully exercisable.

Our Board resolved to grant these options as an inducement for these persons to expend their efforts for the success of our company and to provide a means whereby such persons can obtain an equity interest in our company.  We did not seek or obtain the approval of our stockholders as to the grant of these options.

Item 13. Certain Relationships and Related Transactions and Director Independence

Prior to and at the time of the completion of the acquisition of Boomerang Utah, the holder of Boomerang Utah’s outstanding capital stock was Boomerang Systems Holdings, Inc. (“Holdings”). Certain persons, who were formerly the beneficial holders of the outstanding stock of Holdings, are also members or stockholders of other entities that are parties to agreements with Boomerang Utah.  HSK Funding, Inc., Lake Isle Corp., and Venturetek, LP, former stockholders of Holdings, are beneficial holders of shares of our company and certain of their members and stockholders are also the members of B&G Management, LLC (“B&G”), a subsidiary of which is a party to various transactions with us, and SB&G Properties, LC. (“SB&G”), which is the landlord under a lease with us.   Burton Koffman, the individual who exercises voting and investment control over HSK Funding, Inc., is the father of David Koffman, one our Directors, and Gene Mulvihill, the individual who exercises voting and investment control over Lake Isle Corp., is the father of Christopher Mulvihill, our President.  Venturetek, LP is also a member of B&G. and HSK Funding Inc.

26

A majority-owned subsidiary of B&G, S&S Worldwide, Inc. (“S&S”) has, since Boomerang Utah’s inception, provided Boomerang Utah with consulting services and purchased for resale to Boomerang Utah the parts and components used in the manufacture and construction of the two existing prototype automated parking and self-storage pilot systems and utilized in Boomerang Utah’s research and development activities. The services, parts, components and other activities of S&S have been charged by S&S to Boomerang Utah based on the actual cost to S&S of the time and materials plus an override of 5%. For the year ended September 30, 2008 charges to Boomerang Utah by S&S, including the 5% override were approximately $532,807 and from inception through September 30, 2008 aggregated $649,571.  During the year ended September 30, 2008, Boomerang Utah provided services to S&S in the form of employee services in exchange for an offset against the accrued charges Boomerang Utah owes to S&S in the amount of $47,961 at September 30, 2008.  Except for limited purchases from S&S, Boomerang Utah is purchasing parts, components and other services directly.  Boomerang Utah’s financial statements are included in our consolidated financial statements.  In June 2008, Holdings sold its membership interest in SB&G Properties, LC to Holdings’ shareholders.

Mr. Stanley J. Checketts (“Checketts”), our Chief Executive Officer, was the founder of S&S and is its Chief Executive Officer.

SB&G Properties, an entity owned by HSK Funding, Lake Isle Corp. and Venturetek, is the landlord under a lease entered into with Boomerang Utah dated October 1, 2007, relating to premises located at 324 West 2450 North, Building A, Logan, Utah. The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $260,610 plus real property and school taxes. The deferred rent of $79,393, which was deferred to October 1, 2008, has been reduced by $23,728, which are payments Boomerang Utah has made on behalf of the SB&G for construction costs. In addition, Boomerang Utah is obligated to pay for all utilities and for repairs and maintenance to the property. The approximately 29,750 square foot leased premises are used for Boomerang Utah’s manufacturing activities.  On October 1, 2008 Boomerang Utah renewed and renegotiated the terms of the lease which increased the deferred rent to $176,610 annually plus the net deferral from fiscal year end 2008, which remain unpaid.

Stan Checketts Properties, L.C.(“SCP), whose sole owner is Mr. Stanley J. Checketts, is the landlord under a lease entered into with Boomerang Utah dated October 1, 2007 for premises located at 324 West 2450 North, Building B, Logan, Utah. The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $157,680 plus real property and school taxes. The deferred rent of $52,866, which was deferred to October 1, 2008, has been increased by $5,808 arising out of SCP paying real estate taxes on behalf of Boomerang Utah.  In addition, Boomerang Utah is obligated to pay for all utilities and for repairs and maintenance to the property. The approximately 18,000 square foot leased premises are also used for Boomerang Utah’s manufacturing activities.  On October 1, 2008 Boomerang Utah renewed and renegotiated the terms of the lease which increased the deferred rent to $106,857 annually plus the net deferral from fiscal year end 2008, which remain unpaid.

SB&G is obligated on a twenty-year promissory note owing to a non-affiliated bank in the principal amount of $863,773 as of September 30, 2008, bearing interest at 7.845% per annum and due August 1, 2027. The promissory note is collateralized by the real property that is the subject of the lease from SB&G to Boomerang Utah. Boomerang Utah, along with Messrs. Gene Mulvihill (“Mulvihill”), the father of Christopher Mulvihill, the President of our company, Checketts, and Burton Koffman (“Koffman”), the father of David Koffman, a member of our Board of Directors, are the joint and several guarantors of the promissory note.

Holdings, who sold its membership interest in SB&G to its shareholders and each of Messrs. Mulvihill and Koffman are the guarantors of a financing lease entered into on September 1, 2007 between Boomerang Utah and a nonaffiliated bank. The lease relates to certain equipment used by Boomerang Utah in its manufacturing operations. The total cost of the equipment was approximately $900,000. The rental is payable in sixty monthly installments of approximately $12,750. Boomerang Utah has the option to purchase the equipment at the conclusion of the lease term for approximately $315,000 which amount is the parties’ pre-determined fair market value of the equipment at the conclusion of the lease.

27

J and A Financing, Inc., also affiliated with Messrs. Mulvihill and Koffman, has guaranteed two loans to Boomerang Utah from a non-affiliated bank, totaling $485,000 as of September 30, 2008.

We also lease on a month-to-month basis approximately 743 square feet of office space at 355 Madison Avenue, Morristown, New Jersey from St. Mark’s Associates. The rental is $1,362 per month and we are obligated to maintain the premises. Mr. Mulvihill, the father of Mr. Christopher Mulvihill, the President of our company, is a partner of St. Mark’s Associates.  St. Mark’s Associates sold the building on December 30, 2008.

We issued non-statutory options to purchase common stock during the fiscal year ended September 30, 2008 to certain of our officers and Directors.  Mr. Joseph Bellantoni, our Principal Financial Officer, was issued a non-statutory option to purchase 350,000 shares at an exercise price of $.90 per share. Mr. Ami Abramson, a Vice President, was issued a non-statutory option to purchase 350,000 shares at an exercise price of $.90 per share. Mr. Paul Donohue, a member of our Board of Directors, was issued a non-statutory option to purchase 25,000 shares at an exercise price of $.90 per share.  All such options expire on February 5, 2018.  Mr. Guy Jardine, our Principal Operating Officer, was issued a non-statutory option expiring February 5, 2013 to purchase 150,000 shares at an exercise price of $.90 per share.

In May 2008, we entered into a grid loan agreement with J&A Financing for a maximum borrowing availability of $1,500,000 with interest of 9% and it’s due on demand for which it has drawn down $1,890,000.  The Company was in the process of doing a Private Placement Memorandum (“PPM”) in the amount of $1,500,000.  Due to the timing of closing the PPM, the J&A loan was fully drawn prior to the PPM closing and Boomerang still required additional working capital.   At that time, J&A agreed to a short-term increase in the loan amount under the condition that the loan would be paid down to a $1,000,000 principal balance out of the proceeds of the PPM.   The PPM closed in August 2008 and the Company repaid $890,000 of the principal bringing the balance to $1,000,000.

Item 14.  Principal Accountant Fees and Services

The following sets forth fees incurred by us during the two fiscal years ended September 30, 2008 for services provided by Liebman, Goldberg & Hymowitz, L.L.P., our independent public accountant at those year ends.

		Audit Related		All Other
	Audit Fees	Fees	Tax Fees	Fees
2008	$39,221	0	$4,750	0
2007	$12,500	$-0-	$2,900	$-0-

Our Board of Directors believes that the provision of the services during the two years ended September 30, 2008 is compatible with maintaining the independence of Liebman, Goldberg & Hymowitz, L.L.P.  Our Board of Directors has not adopted any pre-approval policies and procedures for engaging an accountant to render audit or non-audit services that are subject to the pre-approval requirement.

28

PART IV

Item 15. Exhibits and Financial Statement Schedules

3.1.1	Certificate of Incorporation of Registrant and Amendment No.1 thereto (1)

3.1.2
Certificate of Amendment dated June 24, 1992 to Certificate of Incorporation reducing the authorized shares of Common Stock to 25,000,000, increasing the par value to $.01 per share and effecting a one-for-four reverse stock split (2)

3.1.3	Certificate of Amendment filed November 8, 2004 increasing number of shares of Common Stock authorized (6)

3.1.4	Certificate of Amendment filed November 8, 2004 effecting, among other things, a reduction in the par value of the shares of Common Stock and a one-for-twenty reverse stock split (6)

3.2	By-laws of Registrant (1)

4.1	Specimen Common Stock Certificate, $0.001 par value)

10.2	Asset Purchase Agreement, dated October 5, 2006 among the Registrant, SwingStation, Inc. and SwingStation Systems, LLC (8)

10.3	Form of 12% Promissory Note due August 14 and 20, 2009(9)

10-4.	Form of Warrant to Purchase Common Stock expiring August 2013(9)

14	Code of Ethics (5)

22.	Subsidiaries of the registrant (as of September 30, 2008):

Name	State of Incorporation
Boomerang Sub, Inc.	Delaware
Dominion Cellular, Inc.	New Jersey
Diamond Leasing and Management Corp.	Delaware
Diamond World Funding Corp.	New Jersey
SwingStation, Inc.	Delaware

29

31.1 Certification of President, Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a)(7)

32.1 Certification of President, Chief Executive Officer and Chief Financial Officer Pursuant to Section 1350 (furnished, not filed)(7)

(1) Filed as an exhibit to the Registration Statement on Form S-1 (File No. 2-66471) of the Registrant and incorporated herein by reference.

(2) Filed as an exhibit to the Registrant's annual report on Form 10-KSB for the year ended September 30, 1992 and incorporated herein by reference.

(3) Filed as an exhibit to the Registrant's annual report on Form 10-K for the year ended September 30, 1989 and incorporated herein by reference.

(4) Filed as an exhibit to the Registrant's annual report on Form 10-KSB/A (Amendment No. 1) for the year ended September 30, 2000.

(5) Filed as an exhibit to the Registrant's annual report on Form 10-KSB for the year ended September 30, 2003

(6) Filed as an exhibit to the Current Report on Form 8-K for November 8, 2004.

(7) Filed as an exhibit to the Registrant's annual report on Form 10-KSB for the year ended September 30, 2006.

(8) Filed as an exhibit to the Registrant's Current Report on Form 8-K for October 2, 2006 and incorporated herein by reference.

(9) Filed as an exhibit to the Registrant’s annual report on Form 10-K/A for the fiscal year ended September 30, 2008.

(10) Filed as an exhibit to the Registrant’s annual report on Form 10K/A for the fiscal year ended September 30, 2008; Form of Promissory Note issued in August 2008.

(11) Filed as an exhibit to the Registrant’s annual report on Form 10K/A for the fiscal year ended September 30, 2008; Form of Common Stock Purchase Warrant issued in August 2008.

30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Audit Committee
Boomerang Systems, Inc.
Morristown, New Jersey

We have audited the accompanying consolidated balance sheet of Boomerang Systems, Inc. (formerly known as Digital Imaging Resources, Inc.)  and subsidiaries as of September 30, 2008, and the related consolidated statement of operations, stockholders’ deficit and cash flows for the fiscal year ended September 30, 2008.  We have also audited the accompanying balance sheet of Boomerang Systems, Inc., a Utah corporation ("Boomerang Utah") (a development stage company) as of September 30, 2007, and the related statements of operations, stockholders' deficit, and cash flows from December 6, 2006 (date of inception) through September 30, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing   the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of September 30, 2008, and 2007 and the results of its operations and cash flows for the fiscal year ended September 30, 2008, and the period December 6, 2006, (date of inception) through September 30, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no material revenues, has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying consolidated financial statements for the years ended September 30, 2008 and September 30, 2007 have been restated as discussed in Note 2.

Liebman Goldberg & Hymowitz LLP
Garden City, New York
January 5, 2009

Except for Note 2, dated April 24, 2009

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2008 and 2007

	September 30,	September 30,
	2008	2007
	(Restated)	(Restated)
ASSETS

Current assets:
Cash and cash equivalents	$425,614	355,609
Accounts receivable	177,500	0
Costs and estimated earned profits in excess of billings on completed contracts	28,814	0
Inventories	80,488	0
Prepaid expenses and other assets	91,720	41,654
Total current assets	804,136	397,263
Property, plant and equipment, net	242,616	7,676

Total assets	$1,046,752	$404,939

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$1,305,853	$401,831
Debt, current portion	2,116,012	0
Total current liabilities	3,421,865	401,831

Long term liabilities:
Debt	93,062	0
Total long term liabilities	93,062	0
Total liabilities	3,514,927	401,831
Commitments and contingencies

Stockholders' (deficit) equity:
Common stock, $0.001 par value;	16,490	13,333
Authorized 35,000,000 shares; 16,490,363,and 13,333,333 issued and outstanding, respectively
Additional Paid in Capital	5,742,536	1,604,077
Accumulated deficit	(8,227,201)	(1,614,302)
Total stockholders' (deficit) equity	(2,468,175)	3,108

Total liabilities and stockholders' deficit	$1,046,752	$404,939

See accompanying notes.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2008 and DECEMBER 6, 2006 (date of inception) THROUGH SEPTEMBER 30,2007

	2008	2007
	(Restated)	(Restated)
Revenues
System sales	$938,140	$0

Total revenues	938,140	0

Cost of goods sold	(1,002,552)	0

Gross loss	(64,412)	0

Expenses:
Other operations	0	0
Sales and marketing	1,052,147	104,747
General and administrative expenses	3,606,661	396,129
Research and development	1,575,619	1,120,719
Depreciation and amortization	18,684	1,084

Total expenses	6,253,111	1,622,679

Loss from operations	(6,317,523)	(1,622,679)

Other income (expenses):
Interest income	9,611	8,377
Interest expense	(311,445)	0
Debt Discount	4,225	0
Debt write off	7,798	0

Total other income (expenses)	(289,811)	8,377

Loss before provision for income taxes	(6,607,334)	(1,614,302)
Provision for income taxes	5,565	0

Net loss	$(6,612,899)	$(1,614,302)
Basic net (loss) per common share	$(0.43)	$(0.12)
Diluted net (loss) per common share	$(0.43)	$(0.12)

Weighted average number of shares - basic	15,377,640	13,333,333
Diluted weighted average number of shares	15,377,640	13,333,333

Note: The year ended September 30, 2007 weighted average and diluted weighted average number of shares have been changed to reflect the one-for-fifteen reverse stock split.

See accompanying notes.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT FOR THE YEARS
ENDED SEPTEMBER 30, 2008 and DECEMBER 6, 2006 (date of inception) THROUGH SEPTEMBER 30, 2007

	Common Stock	Par Value	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 6, 2006 (Inception)	13,333,333	$13,333	$1,604,077	$0	$1,617,410
Net Loss	0	0	0	(1,614,302)	(1,614,302)
Balance at September 30,2007	13,333,333	$13,333	$1,604,077	$(1,614,302)	$3,108
Recapitalization of the Company	1,157,030	1,157	(690,327)	0	(689,170)
Issuance of Stock- Private Placement	2,000,000	2,000	1,725,523	0	1,727,523
Issuance of Stock- Options & Warrants	0	0	1,603,263	0	1,603,263
Debt Discount- Promissory Notes with Warrants	0	0	1,500,000	0	1,500,000
Net Loss	0	0	0	(6,612,899)	(6,612,899)
Balance at September 30, 2008	16,490,363	$16,490	$5,742,536	$(8,227,201)	$(2,468,175)

See accompanying notes.
Note: The reverse split stock of 1 for 15 that took place during fiscal year 2008 is reflective retroactively in the above table.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2008 and DECEMBER 6, 2006 (date of inception) THROUGH SEPTEMBER 30, 2007

	2008	2007
	(Restated)	(Restated)
Cash flows from operating activities:
Net loss	$(6,612,899)	$(1,614,302)
Adjustments to reconcile net loss to net cash (used in) operating activities:
(1) Depreciation and amortization	18,684	1,084
(2) Grant of options for services	1,603,263	0
(3) Amortization of debt discount	187,500	0

Changes in assets and liabilities:
(Increase) Accounts receivable	(177,500)	0
(Increase) Costs and estimated earned profits in excess of billings on completed contracts	(28,814)	0
(Increase) Prepaid and other assets	(50,066)	(41,654)
(Increase) Inventory	(80,488)	0
Increase Accounts payable and accrued liabilities	690,761	401,831
Net cash (used in) operating activities	(4,449,559)	(1,253,041)

Cash flows from investing activities:
Property and equipment	(253,624)	(8,760)
Cash of Digital upon reverse merger	10,847	0
Net cash (used in) provided by investing activities	(242,777)	(8,760)

Cash flows from financing activities:
Proceeds from loans payable	4,491,124	0
Repayment of loans payable	(1,456,306)	0
Proceeds from private placement- common stock	1,727,523	0
Capital contribution	0	1,617,410
Net cash provided by financing activities	4,762,341	1,617,410

Increase in cash and cash equivalents	70,005	355,609
Cash and cash equivalents, beginning of year	355,609	0
Cash and cash equivalents, end of year	425,614	355,609

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	43,786	0
Income taxes	5,565	0

Non-cash investing and financing activities:
Discount on debt issued with warrants attached	1,500,000	0

See accompanying notes.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
SUPPLEMENTARY SCHEDULE
OF NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND DECEMBER 6, 2006 (date of inception) THROUGH SEPTEMBER 30, 2007

	2008	2007
	(Restated)	(Restated)
Reverse merger:
Cash	$(10,847)	$0
Accounts payable	213,261	0
Debt	486,756	0
Common stock	1,157	0
Additional paid in capital	(690,327)	0
Subtotal	0	0

Promissory notes with warrants:
Debt discount	1,500,000	0
Additional paid in capital	(1,500,000)	0
Subtotal	0	0

Total Non-Cash Operating, Investing and Financing Activities	$0	$0

See accompanying notes.

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

Note 1- Summary of Significant Accounting Policies

Organization and Nature of Operations

Boomerang Systems, Inc. a Utah corporation (“Boomerang Utah”) was incorporated under the laws of the State of Utah on December 6, 2006.

On February 6, 2008, Boomerang entered into an agreement with Digital Resources, Inc, (“Digital”) (formerly Dominion Resources, Inc.), a Delaware corporation. Under the terms of the agreement (the “Acquisition”) Digital issued as consideration for all the business, assets and liabilities of Boomerang Utah 13,333,334 shares (on a post one-for-fifteen reverse split basis) of Digital. Subsequent to the Acquisition, Boomerang Utah became a wholly owned subsidiary of Digital, with the shareholders of Boomerang owing approximately 80.9% of Digital. Under generally accepted accounting principles, the acquisition by Digital of Boomerang Utah is considered to be capital transactions in substance, rather than a business combination. That is, the acquisition is equivalent, to the acquisition by Boomerang Utah of Digital. As the Acquisition was a capital transaction, and not a business combination, there is no assigned goodwill or other intangible asset resulting from the Acquisition.
This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure.  Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of Digital, as the legal acquirer, are those of the accounting acquirer, Boomerang Utah.  The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented.  Thus, the 13,333,333 shares of common stock issued to the former Boomerang Utah stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition.  Hereinafter Digital or Boomerang Utah are to be referred to as the “Company”, unless specific reference is made to a particular company or a subsidiary of a company.

Concurrent with the Acquisition on February 6, 2008, and required as part of the Acquisition, the Company (i) a private placement of 2,000,000 post-split shares of our Common Stock pursuant to a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the “Securities Act”) resulting in net proceeds to us of approximately $1,700,000, (ii) the completion of a one-for-fifteen reverse stock split of our outstanding shares, and (iii) completion by the Company of all filing requirements under the Securities Exchange Act of 1934, as amended, and the passage of all notice periods.

Concurrently with the closing of the Acquisition, the Company changed its corporate name to Boomerang Systems, Inc.  The Company, through its wholly owned subsidiary, Boomerang Utah, is engaged in the design, development, and marketing of automated racking and retrieval systems for automobile parking and automated racking and retrieval of containerized self-storage units. The Company was a developmental stage company through the first quarter of fiscal 2008.

Note 1- Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Boomerang Systems, Inc. and the accounts of all majority-owned subsidiaries. The consolidated balance sheet is a classified presentation, which distinguishes between current and non-current assets and liabilities. The Company believes that a classified balance sheet provides a more meaningful presentation consistent with the business cycles of the Company's operations. All significant inter-company accounts and transactions have been eliminated in consolidation.

Research and Development

Pursuant to SFAS No. 2, research and development costs are expensed as incurred.

Going Concern

Our financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. We sustained a substantial loss in fiscal 2007 of $1,614,302. For the year ended September 30, 2008, we incurred a net loss of $6,612,899. We had negative cash flow from operations for the year ended September 30, 2008 and during the year ended September 30, 2007 in the amount of $4,563,899 and $1,253,041, respectively. For the year ended September 30, 2008 our liabilities exceeded its assets by $2,468,175 and at September 30, 2007, our assets exceeded our liabilities by $3,108.

These factors create uncertainty whether we can continue as a going concern. Our plans to mitigate the effects of the uncertainties on our continued existence are: 1) to raise additional equity capital; 2) to restructure our existing debt; and 3) to pursue our business plan and seek to generate positive operating cash flow. Management believes that these plans can be effectively implemented in the next twelve-month period. However, our ability to continue as a going concern is dependent on the implementation and success of these plans. The financial statements do not include any adjustments in the event we are unable to continue as a going concern.

Earnings Per Common Share

We adopted Financial Standards Board (FASB) Statement No. 128, "Earnings per Share". The statement established standards for computing and presenting earnings per share (“EPS”). It replaced the presentation of primary EPS with a basic EPS and also requires dual presentation of basic and diluted EPS on the face of the income statement. Basic income/ (loss) per share was computed by dividing our net income/(loss) by the weighted average number of common shares outstanding during the period. The weighted average number of common shares used to calculate basic and diluted  income/(loss) per common share for the year ended September 30, 2008 and the period December 6, 2006 (date of inception) through September 30, 2007 was 15,377,640 and 13,333,333 respectively.  The Company’s common stock equivalents, of outstanding options and warrants, have not been included as they are anti-dilutive. As of September 30, 2008, there were options outstanding for the purchase of 1,507,686 common shares and warrants for the purchase of 1,550,000 common shares, both of which could potentially dilute future earnings per share.

Revenue Recognition

Revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Measurement by the percentage of cost incurred to date to estimated total cost for each contract.  This method is used because management considers total cost to be the best available measure of progress on the contracts.  Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

Note 1- Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.  Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.   The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

Cash Equivalents

For purposes of the statement of cash flows, we consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  We consider our accounts receivables to be favorably collectible.  Accordingly, we have not recorded an allowance for doubtful accounts at September 30, 2008.

Inventory

Inventories consisting of parts, materials, and assemblies are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Costs of major additions and betterments are capitalized. Depreciation is calculated on the straight-line method over the estimated useful lives which range from three years to thirty-nine years. Depreciation and amortization for the years ended September 30, 2008 and the period December 6, 2006 (date of inception) through September 30, 2007 was $18,684 and $1,084, respectively.

Income Taxes

We account for income taxes under SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability approach for financial reporting for income taxes. Under SFAS No. 109, deferred taxes are provided for temporary differences between the carrying values of assets and liabilities for financial reporting and tax purposes at the enacted rates at which these differences are expected to reverse. The Company and its subsidiaries file a consolidated Federal income tax return.

Note 1- Summary of Significant Accounting Policies (continued)

Use of Estimates

Management of the Company has made estimates and assumptions relating to reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

Impairment of Long-Lived Assets

We review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine if impairment exists, we compare the estimated future undiscounted cash flows from the related long-lived assets to the net carrying amount of such assets. Once it has been determined that an impairment exists, the carrying value of the asset is adjusted to the fair value. Factors considered in the determination of the fair value include current operating results, trends and the present value of estimated expected future cash flows.

Fair Value of Financial Instruments

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments." requires disclosures of the fair value information whether or not recognized in the balance sheet where it is practicable to estimate that value. The carrying value of cash and cash equivalents, accounts receivables, accounts and notes payable approximate fair value.

Advertising Expense

Advertising costs amounted to $382,707 and $68,621 for the years ended September 30, 2008 and the period December 6, 2006 (date of inception) through September 30, 2007, respectively. Advertising costs are expensed as incurred.

Stock-Based Compensation

The analysis and computation was performed based on our adoption of Statement of Financial Accounting Standards No. 123R, share-based payment (SFAS 123R), which requires the recognition of the fair value of stock-based compensation.  For the fiscal year-ended September 30, 2008, we conducted an outside independent analysis and our own review, and based on the results, we recognized $1,603,263 in share-based payments related to vested, $1,549,359, and a portion of non-vested, $53,904, stock options that were issued during fiscal year 2008.

Recent Accounting Pronouncements

In July 2006 the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109” (FIN 48).  FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that we have taken or expect to take on a tax return.  FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006.  We do not expect the adoption of FIN 48 to have a material effect on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157).  SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable.  SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings.  SFAS No. 157 is effective for our 2009 fiscal year, although early adoption is permitted.  The adoption of SFAS No. 157 will not have an impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—

Note 1- Summary of Significant Accounting Policies (continued)

including an Amendment of FASB Statement No. 115 (SFAS 159)”.  This standard permits an entity to choose to measure many financial instruments and certain other items at fair value.  The fair value option permits a company to choose to measure eligible items at fair value at specified election dates.  A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption.  SFAS No. 159 will be effective for our fiscal 2009 year.  We believe the adoption of SFAS No. 159 will not have a material effect on its consolidated financial statements.

Note 2- Restatement and Correction of Error of Previously Issued Financial Statements

The financial statements for the fiscal years ended September 30, 2008 and December 6, 2006 (date of inception) through September 30, 2007 have been restated to correct the accounting treatment previously accorded certain transactions.
•	Due to filing a 10K instead of a 10KSB, the Company should have provided a comparative balance sheet for the year ended September 30, 2007.
•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the year ended September 30, 2007 as those of the legal acquirer and not that of the accounting acquirer.

•
The Company’s Consolidated Statement of Stockholders’ Deficit did not reflect the 13,333,333 shares of common stock from the merger and the 1 for 15 stock split retroactively.  This has been corrected as of this Amendment.

•
During the fourth quarter of fiscal 2008, the Company issued warrants that accompanied promissory notes for $1,500,000.  The warrants were valued at $2,245,596 using the Black-Scholes valuation model and expensed.    The Company has recorded a debt discount with regards to these warrants to their maximum proportional value relative to the debt of $1,500,000.  This discount is to be amortized over the life of the loan, twelve months.  The Company amortized $187,500, with regards to the debt discount for the year ended September 30, 2008.  A total of $1,312,500 has not been amortized as of September 30, 2008.  The general and administration expense for this fiscal year has been reduced by $2,245,596.

•
During the second quarter of fiscal year 2008, the Company granted stock options that have a vesting provision, for which the corresponding expense for the vesting that occurred during the year ended September 30, 2008 was not recognized. During the year ended September 30, 2008 we have now recognized $53,904, as it relates to the expense for these vesting options.

•
During the year ended September 30, 2008, the Company incorrectly recorded an expense of $67,360 for warrants associated with the equity sale of 2,000,000 shares of the Company’s common stock on February 6, 2008. These warrants were issued as fees with this exclusive equity cash raise for the Company.  There is no expense associated with the granting of warrants in connection with the sale of this equity.

Balance Sheet data as of September 30, 2007:

The balance sheet data previously presented was that of the legal acquirer, Digital, the current balance sheet presented is that of the accounting acquirer, Boomerang.  In addition, the Company did not present a comparative balance sheet for September 30, 2007 because it was under the impression it was filing a Form K-SB not a Form K.

Note 2- Restatement and Correction of Error of Previously Issued Financial Statements (continued)

Balance Sheet components of the restatement data as of September 30, 2008 are as follows:
Assets	As Filed	Restated	Change
Cash	425,614.00	425,614.00	-
Accounts Receiveable	177,500.00	177,500.00	-
Excess Billings	28,814.00	28,814.00	-
Inventories	80,488.00	80,488.00	-
Prepaid	91,720.00	91,720.00	-
Property Plant	242,616.00	242,616.00	-
Total Assets	1,046,752.00	1,046,752.00

Liabilitites
Accounts Payable	1,191,513.00	1,305,853.00	(114,340.00)
Debt-current	3,542,852.00	2,116,012.00	1,426,840.00
Debt-long term	93,062.00	93,062.00	-
Total Liabilties	4,827,427.00	3,514,927.00

Stockholders' Deficit
Common Stock	16,490.00	16,490.00	-
Additional Paid in Capital	4,899,178.00	5,742,536.00	(843,358.00)
Accumulated Deficit	(8,696,343.00)	(8,227,201.00)	(469,142.00)
Total Stockholders' Deficit	(3,780,675.00)	(2,468,175.00)
Total Liabilities & Stockholders' Deficit	1,046,752.00	1,046,752.00

Details/Adjustments on Changes to the Balance Sheet
Category	As Filed	Note	Change	Restated
Accounts Payable	1,191,513.00			1,191,513.00
		(a)	114,340.00	114,340.00
			114,340.00	1,305,853.00

Debt-current	3,542,852.00			3,542,852.00
		(a)	(114,340.00)	(114,340.00)
		(b)	(1,500,000.00)	(1,500,000.00)
		(c)	187,500.00	187,500.00
			(1,426,840.00)	2,116,012.00

Additional Paid in Capital	4,899,178.00			4,899,178.00
		(b)	1,500,000.00	1,500,000.00
		(d)	(2,245,596.00)	(2,245,596.00)
		(e)	53,904.00	53,904.00
		(f)	(67,360.00)	(67,360.00)
		(g)	1,602,410.00	1,602,410.00
			843,358.00	5,742,536.00

Accumulated Deficit	(8,696,343.00)			(8,696,343.00)
		(c)	(187,500.00)	(187,500.00)
		(d)	2,245,596.00	2,245,596.00
		(e)	(53,904.00)	(53,904.00)
		(f)	67,360.00	67,360.00
		(g)	(1,602,410.00)	(1,602,410.00)
			469,142.00	(8,227,201.00)

Note 2- Restatement and Correction of Error of Previously Issued Financial Statements (continued)

Statements of Operations components of the restatement data for the year ended September 30, 2008 are as follows:
	As Filed	Restated	Change
System Sales	938,140.00	938,140.00	-

COGS	(1,002,552.00)	(1,002,552.00)	-

Gross (Loss)	(64,412.00)	(64,412.00)

Expenses
Other Operations	-	-	-
Sales & Marketing	1,052,147.00	1,052,147.00	-
General & Administrative	5,865,713.00	3,606,661.00	2,259,052.00
Research & Development	1,575,619.00	1,575,619.00	-
Depreciation & Amortization	18,684.00	18,684.00	-
Total Expenses	8,512,163.00	6,253,111.00

(Loss) from Operations	(8,576,575.00)	(6,317,523.00)	(2,259,052.00)

Other Income(Expenses)
Interest Income	9,611.00	9,611.00	-
Interest Expense	(123,945.00)	(311,445.00)	187,500.00
Debt Discount	4,225.00	4,225.00	-
Debt Write Off	7,798.00	7,798.00	-
Total Other Income(Expenses)	(102,311.00)	(289,811.00)

(Loss) Before Provision for Income Taxes	(8,678,886.00)	(6,607,334.00)	(2,071,552.00)
Provision for Income Taxes	5,565.00	5,565.00	-

Net (Loss)	(8,684,451.00)	(6,612,899.00)	(2,071,552.00)

Note 2- Restatement and Correction of Error of Previously Issued Financial Statements (continued)

Details/Adjustments on Changes to the Statement of Operations
Category	As Filed	Note	Change	Restated
General & Administrative	5,865,713.00			5,865,713.00
		(d)	(2,245,596.00)	(2,245,596.00)
		(e)	53,904.00	53,904.00
		(f)	(67,360.00)	(67,360.00)
			(2,259,052.00)	3,606,661.00

Interest Expense	123,945.00	(c)	187,500.00	311,445.00

Net Loss	(8,684,451.00)			(8,684,451.00)
		(d)	2,245,596.00	2,245,596.00
		(e)	(53,904.00)	(53,904.00)
		(f)	67,360.00	67,360.00
		(c)	(187,500.00)	(187,500.00)
			2,071,552.00	(6,612,899.00)

Earnings Per Share:
Basic Net Loss per Common Share	(0.78)	(h)	0.35	(0.48)
Diluted Net Loss per Common Share	(0.78)	(h)	0.35	(0.48)

Weighted Average Number of Shares- Basic	11,127,886	(i)	4,249,754	15,377,640
Weighted Average Number of Shares- Diluted	11,127,886	(i)	4,249,754	15,377,640

(a)-	Reclassification deferred rent to accounts payable and accured expenses from debt-current.
(b)-	Recording the debt discount for the warrants that accompany the promissory notes to their maximum proportional value relative to the debt.
(c)-	Recording the amortization for the debt discount for the quarter and year ended September 30, 2008.
(d)-	To reverse the initial entry to record the value of the warrants that accompanied the promissiory notes.
(e)-	To record expenses for vested portion for granted options that vest over three years in accordance with FAS No. 123 (R).
(f)-	To reverse an expense recorded for warrants granted in connection with the sale of common stock in a private placement. There should be no expense associated with regards to the warrants.
(g)-
To adjust the capital and accumulated deficit accounts to reflect an acquisition that is the equivalent of the acquisition by Boomerang Utah of Digital. The transaction is reflected as a recapitalization, and is accounted for as a change in capital structure. The accounting for the aquisition is identical to that resulting from a reverse aquisition. This entry is made to properly reflect the historical equity of Boomerang Utah.

(h)-	As a result of the above entries that effected earnings, the earnings per share are affected based on the cummulative effect of these entries.
(i)-	To correct weighting of shares as a result of the recapitalization and the change in capital structure.

Note 2- Restatement and Correction of Error of Previously Issued Financial Statements (continued)

Statements of Operations components of the restatement data for the year ended September 30, 2007 are as follows:
	As Filed	Restated	Change
System Sales	-	-	-

COGS	-	-	-

Gross (Loss)	-	-

Expenses
Other Operations	197.00	-	197.00
Sales & Marketing	-	104,747.00	(104,747.00)
General & Administrative	108,786.00	396,129.00	(287,343.00)
Research & Development	-	1,120,719.00	(1,120,719.00)
Depreciation & Amortization	1,049.00	1,084.00	(35.00)
Total Expenses	110,032.00	1,622,679.00

(Loss) from Operations	(110,032.00)	(1,622,679.00)	1,512,647.00

Other Income(Expenses)
Interest Income	-	8,377.00	(8,377.00)
Interest Expense	(27,452.00)	-	(27,452.00)
Interest Expense- Convertible Note	(4,767.00)
Debt Discount	(2,475,000.00)	-	(2,475,000.00)
Gain on Sale Swingstation Assets	177,701.00
(Loss) on Sale of furniture & Fixtures	(6,182.00)
Debt Write Off	-	-	-
Total Other Income(Expenses)	(2,335,700.00)	8,377.00

(Loss) Before Provision for Income Taxes	(2,445,732.00)	(1,614,302.00)	(831,430.00)
Provision for Income Taxes	5,148.00	-	5,148.00

Net (Loss)	(2,450,880.00)	(1,614,302.00)	(836,578.00)

Earnings Per Share:
Basic Net Loss per Common Share	(3.35)	(0.12)	3.23
Diluted Net Loss per Common Share	(3.35)	(0.12)	3.23

Weighted Average Number of Shares- Basic	732,134	13,333,333	12,601,199
Weighted Average Number of Shares- Diluted	732,134	13,333,333	12,601,199

The changes in the Statement of Operations for the year ended September 30, 2007 is because we had originally used the income statement for the legal acquirer and not the accounting acquirer.

Note 3- Cost in Excess of Billings/Billings of Excess Costs

We entered into contracts for the construction of Racking and Retrieval Systems and generally recognize revenue on the percentage of completion method. We entered into two contracts for $938,140 in 2008.

Information with respect to uncompleted contracts for the year ended September 30, 2008:

2008
Earnings on Completed contracts	$938,140
Less Billings	(909,326)

Included in the accompanying consolidated Balance sheets under the following captions:

Costs and estimated earned profits in excess Of billings on uncompleted contracts	28,814
Billings in excess of costs and estimated Earned profits on uncompleted contracts	(0)
Net Costs to Billings	28,814
Note 4- Property, Plant and Equipment

Property, plant and equipment consist of the following at September 30, 2008 and 2007:
	2008	2007
Computer equipment	$84,545	$5,630
Machinery and equipment	94,492	468
Furniture and fixtures	30,476	2,662
Leasehold improvements	52,871	0
	262,384	8,760
Less: Accumulated depreciation	19,768	1,084
	$242,616	$7,676

Note 5- Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at September 30, 2008 and December 6, 2006 (date of inception) through September 30, 2007 consist of the following:

	2008	2007
Accounts Payable – trade	$1,053,523	$355,753
Accrued interest and other	252,330	46,078

	$1,305,853	$401,831

Note 6- Income Taxes

The tax expense (benefit) for the years ended September 30, 2008 and the period December 6, 2006 (date of inception) through September 30, 2007 consists of the following components:

	2008	2007
Current	$-0-	$-0-
Federal	-0-	-0-
State	5,565	-0-
Deferred
Federal	-0-	-0-
State	-0-	-0-

	$5,565	$-0-

Note 6- Income Taxes (continued)

The income tax benefit for the year does not bear the expected relationship between pretax loss and the Federal corporate income tax rate of 34% because of the direct effect of state and local income taxes.

Deferred income taxes as reported on the balance sheet consists of:

	2008	2007

Deferred tax assets	$568,089	$326,509
Deferred tax liabilities	-0-	-0-
Valuation allowance	(568,089)	(326,509)
Total	$0	$0

As of September 30, 2008 the Company had net operating losses (NOL) of approximately $3,857,000. This amount is available to be carried forward to offset future taxable income. The carry forwards begin to expire for the year ended September 30, 2008. The company has provided a full 100% valuation allowance on the deferred tax assets at September 30, 2008 and 2007 to reduce such deferred income tax assets to zero as it is the management’s belief that realization of such amounts do not meet the criteria required by generally accepted accounting principles. Management will review the valuation allowance required periodically and make adjustments as warranted.

Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of net operating loss carry forwards is limited under the change in stock ownership rules of the Code. As a result of ownership changes, which occurred February 6, 2008, the Company's operating loss carry forwards are subject to these limitations. Future ownership changes could also further limit the utilization of any net operating loss carry forwards as of that date.

Note 7- Debt

Effective February 6, 2008, subsequent to the reverse merger, the Company was indebted for an unsecured loan with a third party. The loan bears interest of 10%. As of September 30, 2008 the loan is due on demand. The balance of the loan including interest at September 30, 2008 is $70,960.

Effective February 6, 2008, subsequent to the reverse merger, the Company was indebted for an unsecured loan with a third party. The note is not collateralized; the balance of the loan including interest was $325,428 and is due on demand as of September 30, 2008

In 2007, through our wholly owned subsidiary Boomerang Utah, we entered into three loan agreements with a non-affiliated bank. On November 20, 2007 we entered into its first loan agreement in the amount of $200,000, bears interest at 5%, and was due on August 21, 2008 then extended to November 21, 2008 with interest rate of 4.75%. Recently, it has been extended again to February 16, 2009 with an interest rate of 5.05%. On December 11, 2007 we entered into a second loan agreement for $300,000 at an interest rate of 7%. This loan was paid back on February 11, 2008 out of the proceeds of the private sale of our securities in February 2008. We entered into a third loan on January 14, 2008 for $285,000 with an interest rate of 6.458% which was due on April 14, 2008, then extended to

October 14, 2008 with an interest rate was decreased to 4.75%. It has been extended to March 14, 2009 with an interest rate of 4.71%. With each extension on the stated loans we paid the interest that was accrued to the maturity date and the interest rates were updated to reflect the current market. The Company does not view these loans as being substantially modified, but rather having been rolled over into new loans. There has been no forgiveness of debt under these loans. These loans are secured by collateral from a related party.

In May 2008, we entered into a grid loan agreement with J&A Financing for a maximum borrowing availability of $1,500,000 with interest of 9% and it’s due on demand for which it has drawn down $1,890,000. The Company was in the process of doing a Private Placement Memorandum (“PPM”) in the amount of $1,500,000.  Due to the timing of closing the PPM, the

Note 7- Debt (continued)

J&A loan was fully drawn prior to the PPM closing and Boomerang still required additional working capital.   At that time, J&A agreed to a short-term increase in the loan amount under the condition that the loan would be paid down to a $1,000,000 principal balance out of the proceeds of the PPM.  The PPM closed in August 2008 and the Company repaid $890,000 of the principal bringing the balance to $1,000,000.

During the fourth quarter of fiscal 2008, we issued debt , which included $1,500,000 principal amount of the Company’s promissory notes due twelve months from issuance with interest accruing at the rate of 12% per annum payable currently at 1% per month. Issued with the promissory notes are intended to be five-year common stock purchase warrants exercisable at $1.25 per share to purchase an aggregate of 1,500,000 shares of Common Stock, or one warrant for each $1.00 of notes purchased. In the event the promissory notes and any accrued but unpaid interest are not paid at maturity, the holder of the notes will be issued additional five-year common stock purchase warrants exercisable at a per common share exercise price equal to 80% of the average of the last sale prices for the Company’s Common Stock during the most recent ten trading days prior to the date of issuance of the warrants and, in the event last sale prices are unavailable for a full ten trading days, such additional number of trading days immediately prior to such ten trading day period so as to total the most recent ten trading days during which last sale prices are available. The warrants will be issued at the rate of warrants to purchase 1.5 shares for each dollar of principal and accrued interest that remains unpaid for each 30-day period after maturity of the notes. The Company used the Black-Scholes Method to calculate the value of these warrants.

The value of the warrants has been allocated based on their fair value to entire debt. The Company valued the warrants to their maximum value in proportion to the entire of the $1,500,000 in debt. The warrants were valued at $2,245,596 using a Black-Scholes valuation model with the following assumptions were used to calculate the fair value of the warrants: dividend yield of 0%; expected volatility of 272.9%; risk-free interest rate of 1.61%; an expected life of five years; fair value of the stock on the date of the debt agreement was $1.50 per share. The Company has recorded a debt discount with regards to these warrants to their maximum proportional value relative to the debt of $1,500,000. This discount is to be amortized over the life of the loan. The Company amortized $187,500, with regards to the debt discount in the year ended September 30, 2008. A total of $1,312,500 has not been amortized as of September 30, 2008.

At September 30, 2008	Principal	Maturity Date	Interest Rate	Secured
Loan Payable- Third Party	70,961	Due Upon Demand	10%	No
Loan Payable- Third Party	325,428	Due Upon Demand	15%	No
Promissory Notes- Third Party	1,547,123
Note Payable- Bank	200,000	2/16/2009	5.05%	Yes
Note Payable- Bank	285,000	3/14/2009	4.71%	Yes
Loan Payable- Third Party	1,000,000	Due Upon Demand	9%	No
Sub-total:	3,428,1529

Debt Discount	(1,500,000)	8/14-8/20/2009	12%	No
Less: Amortized Debt Discount	187,500
Unamortized Debt Discount	(1,312,500)
Total	$2,116,012

Note 8- Long-Term Debt

Long-term debt at September 30, 2008 consisted of the following:

2008
Lease payable to bank, payable in monthly installments of $2,651 including interest at 6.448%, final payment due December 1, 2012, secured by equipment	$117,998
Less: current maturities	(24,936)
Total long-term debt	$93,062

Aggregate maturities required on long-term debt at September 30, 2008, are as follows:

2009	$24,936
2010	26,592
2011	28,358
2012	30,242
2013	7,870
Total	$117,998

Note 9- Options and Warrants

During the first quarter of fiscal 2008, we granted options to purchase common stock, comprised of the following: (i) ten-year non-statutory options granted to employees and consultants to purchase 1,147,686 shares of common stock exercisable at $0.90 per share; (ii) five-year non-statutory options to purchase 360,000 shares exercisable at $0.90 per share. The fair value of common shares on the date of grant for the 1,147,686 and the 360,000 options was $1.35 per share, for a total value of $2,035,491. The first category of 1,147,686 shares is fully vested as of the grant date of February 6, 2008 with a term of ten years. These have a value of $1,549,359 and have been fully expensed during the year ended September 30, 2008. The other category of options of 360,000 shares is subject to the following vesting schedule; 25% eighteen months after the grant date of February 6, 2008 and 25% every six months thereafter. These stock options are subject to forfeiture until service conditions associated with their grant are satisfied, these options are valued at $485,132. The Company has recognized $53,904 in expense with regards to these options during the year ended September 30, 2008 in accordance with FAS 123 (R).

On February 6, 2008, we adopted SFAS No. 123 (R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including stock options and employee stock purchases based on estimated fair values. The following table summaries stock-based compensation expenses for. employee stock purchases and nonvested shares under SFAS No. 123 (R) for the fiscal year ended September 30, 2008.
Note 9- Options and Warrants (continued)

Recognized Expense for Vested Options for Year Ended September 30, 2008
General and administrative	$1,182,138
Consulting fees	168,748
Legal fees	198,473
Total recognized expense for vested options	$1,549,359

Recognized Expense for Non-Vested Options for Year Ended September 30, 2008
General and administrative	$53,904

Note 9- Options and Warrants (continued)

Schedule of the Expense Recognition for the Non-Vested Options:
2009	$107,807
2010	242,566
2011	80,855
Total	$431,228

We use the Black-Scholes option pricing model (“BSM”) to estimate the grant date fair value of stock option awards. The total value of all options granted to employee and consultants for the year ended September 30, 2008 was approximately $2,034,000 and the weighted average exercise price is $0.90, using the BSM with the following weighted average assumptions:

Year Ended September 30, 2008
Expected volatility	272.9%
Risk-free interest rate	2.650%
Expected term (in years)	8.81
Dividend Rate	0.0%

The volatility assumption for fiscal 2008 was based on the weighted average for the most recent year and long term volatility measures of our stock as well as certain of our peers.

The expected term of the employee stock options represents the actual term. We have no historical data to make any assumptions off of. In the upcoming years we will adjust the expected term once historical data becomes available.The aggregate intrinsic value represents the difference between the company’s closing stock price of $1.30 as of September 30, 2008 and the exercise price multiplied by the number of vested options outstanding as of that date. The total intrinsic value of the stock options fully vested during fiscal 2008 is $459,074.

A stock-based compensation expense recognized in the accompanying consolidated statement of operations for the fiscal year ended September 30, 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123 (R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Currently we have no historical data to use for estimating out forfeitures.

The following table summarizes option activity for the years ended September 30, 2007 and 2008:
	Options	Weighted Average Exercise Price
Outstanding as of December 6, 2006	-	-
Granted	-	-
Exercised	-	-
Forfeitures	-	-
Outstanding as of September 30, 2007	-	-
Granted	1,507,686	$0.90
Exercised	-	-
Forfeitures	-	-
Outstanding as of September 30, 2008	1,507,686	$0.90

Note 9- Options and Warrants (continued)

The following table summarizes information about stock option outstanding and exercisable as of September 30, 2008:
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price Exercisable Options	Weighted Average Remaining Life in Years Exercisable Options
$0.90	1,507,686	8.16	$0.90	1,147,686	$0.90	9.36

Warrants

In connection with 2,000,000 shares of common stock sold in the private placement the Company granted warrants for the exercise of 50,000 at $1.20 per share. The private placement was required to occur in-order for the Acquisition to be completed. These warrants were part of the transaction cost to sell the 2,000,000 shares. There is no expense associated with these warrants.

In connection with issuance of $1,500,000 in debt the Company granted one warrant for each $1.00 of debt purchased, at an exercise price of $1.25 per share. These warrants have a five year life from their date of grant. The Company valued the 1,500,000 warrants to their maximum value in proportion to the entire of the $1,500,000 in debt at $1,500,000. The Company has classified the $1,500,000 warrant valuation as a discount on the debt to be amortized over the life of the debt. The Company amortized $187,500, with regards to the debt discount in the year ended September 30, 2008. A total of $1,312,500 has not been amortized as of September 30, 2008

Note 10- Related Party Transactions

In January 2007, we sold in a private sale of its securities $150,000 principal amount of its 6% unsecured promissory notes due July 31, 2007. Of the $150,000 promissory notes sold, $50,000 in aggregate was sold to K-6 Family Limited Partnership and Milton Koffman. On July 31, 2007, these notes were converted into shares of common stock and the Company has issued 1,250,000 shares to the K-6 Family Ltd. Partnership and 1,250,000 shares to Milton Koffman.

Prior to the completion of the Acquisition, the holder of Boomerang Utah’s outstanding capital stock was Boomerang Systems Holdings, Inc. (“Holdings”). Certain persons, who are the beneficial holders of the outstanding stock of Holdings, are also members or stockholders of other entities that are parties to agreements with Boomerang Utah. HSK Funding, Inc., Burton Koffman is the individual who exercises voting and investment control is also the father of one our Directors, David Koffman; Lake Isle Corp., Gene Mulvihill is the individual for this company who exercises voting and investment control; and Venturetek, LP, who are beneficial holders of shares of the Company and stockholders of Holdings, are also the members of B&G Management, LLC (“B&G”). A majority-owned subsidiary of B&G, S&S Worldwide, Inc. (“S&S”) has, since Boomerang Utah’s inception, provided Boomerang Utah with consulting services and purchased for resale to Boomerang Utah the parts and components used in the manufacture and construction of the two existing Boomerang Utah automated parking and self-storage pilot systems and utilized in Boomerang Utah’s research and development activities. The services, parts, components and other activities of S&S have been charged by S&S to Boomerang Utah based on the actual cost to S&S of the time and materials plus an override of 5%. Through September 30, 2008 charges to Boomerang Utah by S&S, including the 5% override were approximately $649,571. Except for limited purchases from S&S, Boomerang Utah is purchasing parts, components and other services directly. In June 2008, Holdings sold its membership interest in SB&G Properties, LC to Holdings shareholders.

Mr. Stanley J. Checketts (“Checketts”), the Company’s Chief Executive Officer, was the founder of S&S and is its Chief Executive Officer.

Note 10- Related Party Transactions (continued)

SB&G Properties, an entity owned by HSK Funding, Lake Isle Corp. and Venturetek, is the landlord under a lease entered into with Boomerang Utah dated October 1, 2007, relating to premises located at 324 West 2450 North, Building A, Logan, Utah. The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $260,610 plus real property and school taxes. The deferred rent of $79,393, which was deferred to October 1, 2008, has been reduced by $23,728, which is a payment Boomerang Utah has made on behalf of the SB&G for construction costs. In addition, Boomerang Utah is obligated to pay for all utilities and for repairs and maintenance to the property. The approximately 29,750 square foot leased premises are used for Boomerang Utah’s manufacturing activities. On October 1, 2008 Boomerang Utah renewed and renegotiated the terms of the lease which increased the deferred rent to $176,610 annually plus the net deferral from fiscal year end 2008, which remain unpaid.

Stan Checketts Properties, L.C. (“SCP), whose sole owner is Mr. Stanley J. Checketts, is the landlord under a lease entered into with Boomerang Utah dated October 1, 2007 for premises located at 324 West 2450 North, Building B, Logan, Utah. The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $157,680 plus real property and school taxes. The deferred rent of $52,866, which was deferred to October 1, 2008, has been increased by $5,808 arising out of SCP paying real estate taxes on behalf of Boomerang Utah. In addition, Boomerang Utah is obligated to pay for all utilities and for repairs and maintenance to the property. The approximately 18,000 square foot leased premises are also used for Boomerang Utah’s manufacturing activities. On October 1, 2008 Boomerang Utah renewed and renegotiated the terms of the lease which increased the deferred rent to $106,857 annually plus the net deferral from fiscal year end 2008, which remain unpaid.

Boomerang Utah also leases on a month-to-month basis approximately 743 square feet of office space at 355 Madison Avenue, Morristown, New Jersey from St. Mark’s Associates. The rental is $1,362 per month and Boomerang Utah is obligated to maintain the premises. Mr. Gene Mulvihill (“Mulvihill”), the father of Christopher Mulvihill, the President of the Company, is a partner of St. Mark’s Associates.

SB&G is obligated on a twenty-year promissory note owing to a non-affiliated bank in the principal amount of $863,773 as of September 30, 2008, bearing interest at 7.845% per annum and due August 1, 2027. The promissory note is collateralized by the real property that is the subject of the lease from SB&G to Boomerang Utah. Boomerang Utah, along with Messrs. Mulvihill, Checketts, and Burton Koffman (“Koffman”), the father of David Koffman, a member of the Board of Directors, are the joint and several guarantors of the promissory note.

Holdings, who sold its membership interest in SB&G to its shareholders and each of Messrs. Mulvihill and Koffman are the guarantors of a financing lease entered into on September 1, 2007 between Boomerang Utah and a nonaffiliated bank. The lease relates to certain equipment used by Boomerang Utah in its manufacturing operations. The total cost of the equipment was approximately $900,000. The rental is payable in sixty monthly installments of approximately $12,750. Boomerang Utah has the option to purchase the equipment at the conclusion of the lease term for approximately $315,000 which amount is the parties’ pre-determined fair market value of the equipment at the conclusion of the lease.

J and A Financing, Inc., also affiliated with Messrs. Mulvihill and Koffman have guaranteed two loans to Boomerang Utah from a non-affiliated bank, totaling $485,000 for the year ended September 30, 2008.

We issued warrants to purchase common stock for the year ended September 30, 2008 to certain of its officers and Directors, including: Joseph Bellantoni, the Company's Principal Financial Officer, was issued a non-statutory option to purchase350,000 shares at an exercise price of $.90 per share. Ami Abramson, a Vice President, was issued a non-statutory option to purchase 350,000 shares at an exercise price of $.90 per share. Paul Donohue, a member of the Board, was issued a non-statutory option to purchase 25,000 shares at an exercise price of $.90 per share. Guy Jardine, the Company's Principal Operating Officer, was issued a non-statutory option to purchase 150,000 shares at an exercise price of $.90 per share.

Note 10- Related Party Transactions (continued)

In May 2008, we entered into a grid loan agreement with J&A Financing for a maximum borrowing availability of $1,500,000 with interest of 9% and it’s due on demand for which it has drawn down $1,890,000. The Company was in the process of doing a Private Placement Memorandum (“PPM”) in the amount of $1,500,000.  Due to the timing of closing the PPM, the J&A loan was fully drawn prior to the PPM closing and Boomerang still required additional working capital.   At that time, J&A agreed to a short-term increase in the loan amount under the condition that the loan would be paid down to a $1,000,000 principal balance out of the proceeds of the PPM.  The PPM closed in August 2008 and the Company repaid $890,000 of the principal bringing the balance to $1,000,000.

Note 11- Commitments & Contingencies

SB&G is obligated on a twenty-year promissory note owing to a non-affiliated bank in the principal amount of $863,773, bearing interest at 7.845% per annum and due August 1, 2027. The promissory note is collateralized by the real property that is the subject of the lease from SB&G to Boomerang Utah. Boomerang Utah, along with Messrs. Mulvihill, Checketts, and Koffman, are the joint and several guarantors of the promissory note.

Note 12- Concentration of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and trade accounts receivable. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. At September 30, 2008, cash deposits exceeded federally insured limits by approximately $288,000. It has not experienced any losses to date resulting from this policy. Certain vendors to the Company also accounted for a large representation of its purchases. The purchases from three vendors were in excess of 5% of purchases. The Company routinely assessed S- the financial strength of its customers, and as a consequence believes the concentration of these credit risks are limited.

Note 13- Subsequent Events

Boomerang Utah renegotiated the terms of the two leases for the Utah properties. The deferrals for fiscal year end September 30, 2008 were not due or paid October 1, 2008. They will be carried over on the books. The Company was able to increase the rent deferrals with both SB& G Properties and Stan Checketts Properties. These deferrals went from $86,610 and $57,672, respectively, to $176,610 and $106,857, respectively.
A non-affiliated bank loan that was due on October 14, 2008, has been extended to December 14, 2008, with an interest rate of 4.75%. This has been extended to March 14, 2009 with an interest rate of 4.71%. With this extension we paid the interest that was accrued to the maturity date and the interest rate was updated to reflect the current market. There is no gain or loss to be recognized on this loan. The Company does not view these loans as being substantially modified, but rather having been rolled over into new loans. There has been no forgiveness of debt under these loans.

Note 13- Subsequent Events

A non-affiliated bank loan that was due on November 18, 2008, has been extended to February 16, 2009, with an interest rate of 5.05%. With this extension we paid the interest that was accrued to the maturity date and the interest rate was updated to reflect the current market. There is no gain or loss to be recognized on this loan. The Company does not view these loans as being substantially modified, but rather having been rolled over into new loans. There has been no forgiveness of debt under these loans.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOMERANG SYSTEMS INC.

Dated: June 4, 2009	By:	/s/ STANLEY J. CHECKETTS
Stanley J. Checketts, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date

/s/ STANLEY J. CHECKETTS	Chief Executive Officer	June 4, 2009
Stanley J. Checketts	and Director

/s/ JOSEPH R. BELLANTONI	Chief Financial Officer	June 4, 2009
Joseph R. Bellantoni	and Director

/s/ GUY JARDINE	Chief Operating Officer	June 4, 2009
Guy Jardine	and Director

/s/ MAUREEN COWELL	Director	June 4, 2009
Maureen Cowell

/s/ PAUL J. DONAHUE	Director	June 4, 2009
Paul J. Donahue

31

Exhibit 31.1

CERTIFICATIONS

Chief Executive Officer's Certification Pursuant

to Rule 13a-14(a)

I, Stanley J. Cheketts, certify that

1.      I have reviewed this annual report on Form 10-K/A of Boomerang Systems, Inc.;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.      The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such  disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.      The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 4, 2009	/s/ STANLEY J. CHECKETTS
Stanley J. Checketts
Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATIONS

Chief Financial Officer's Certification Pursuant

to Rule 13a-14(a)

I, Joseph R. Bellantoni, certify that:

1.           I have reviewed this annual report on Form 10-K/A of Boomerang Systems, Inc.;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.      The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such  disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.      The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 4, 2009	/s/ JOSEPH R. BELLANTONI
Joseph R. Bellantoni
Chief Financial Officer and Director

Exhibit 32.1

Chief Executive Officer's Certification Pursuant To
Section 1350

(furnished, but not filed)

In connection with the Annual Report of Boomerang Systems, Inc. (the Company) on Form 10-K/A for the fiscal year ending September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Stanley J. Checketts, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ STANLEY J. CHECKETTS

Stanley J. Checketts
Chief Executive Officer and Director
June 4, 2009

A signed original of this written statement required by Section 906 has been provided to Boomerang Systems, Inc. and will be retained by Boomerang Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Chief Financial Officer's Certification Pursuant To
Section 1350

(furnished, but not filed)

In connection with the Annual Report of Boomerang Systems, Inc. (the Company) on Form 10-K/A for the fiscal year ending September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Joseph R. Bellantoni, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOSEPH R. BELLANTONI

Joseph R. Bellantoni
Chief Financial Officer and Director
June 4, 2009

A signed original of this written statement required by Section 906 has been provided to Boomerang Systems, Inc. and will be retained by Boomerang Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-Q/A
AMENDMENT NO. 2

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to _____________

Commission file number 0-10176

BOOMERANG SYSTEMS, INC.

(Exact name of small business issuer as specified in its charter)

Delaware	22-2306487

(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

355 Madison Avenue, Morristown, NJ	07960
(Address of principal executive offices)	(Zip Code)

(973) 538-1194
(Issuer’s telephone number, including area code)

(Former name, former address, and former fiscal year,
if changed since last report.)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

APPLICABLE ONLY TO CORPORATE ISSUERS:

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

Class - Common Stock, $0.001 par value 16,490,363 shares Outstanding at February 6, 2009

Transitional Small Business Disclosure Format (Check one):       Yes ☐ No ☒

RESTATEMENT OF FINANCIAL STATEMENTS

Boomerang Systems, Inc. has received comment letters from the Securities and Exchange Commission (the “SEC”) regarding the company’s Form 10-Q for the period ended December 31, 2008 (the “Original Report”).  We have responded to the SEC’s comments in this Amendment Number 2 (the “Amendment”).  The primary purpose of the Amendment is to restate the financial statements.

The financial statements for the quarter and three months ended December 31, 2008 and 2007, and the balance sheet as of September 30, 2008 have been restated to correct the accounting treatment previously accorded certain transactions.

•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the Statements of Operations for the three months ended December 31, 2008, and the Statements of Cash Flows for the three month ended December 31, 2008 as those of the legal acquirer and not that of the accounting acquirer.

•	During the second quarter of fiscal year 2008 the company issued stock options. We have recognized an expense for this in the amount of $26,952 for this period.
•
During the fourth quarter of fiscal year 2008 the company issued debt with warrants attached.  The value of these warrants was capitalized and accounted for as a discount on debt in the Company’s restated Form 10K/A for the year ended September 30, 2008.  We have amortized $375,000 of this debt discount, and accounted it for as interest expense for the quarter and three months ended December 31, 2008.

The disclosures in the Amendment continue to speak as of the date of the Original Report and do not reflect events occurring after the filing of the Original Report.  Accordingly, the Amendment should be read in conjunction with our other filings made with the SEC subsequent to the filing of the Original Report including any amendments to those filings.  The filing of the Amendment shall not be deemed to be an admission that the Original Report, when made, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

2

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
FORM 10-Q/A
AMENDMENT NO. 1
QUARTER ENDED December 31, 2008

PART I
FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

The attached unaudited financial statements of Boomerang Systems, Inc. and its wholly owned subsidiaries (the "Company") reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results for the interim period presented.

	Consolidated balance sheets	4

	Consolidated statements of operations	5

	Consolidated statements of cash flows	6

	Notes to consolidated financial statements	7-22

Item 2.	Management's Discussion and Analysis or Plan of Operation	23-29

Item 3.	Controls and Procedures	30-31

PART II
OTHER INFORMATION

Item 4.	Exhibits	32

3

ITEM 1.   FINANCIAL STATEMENTS

BOOMERANG SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2008	2008
	(Unaudited)
	(Restated)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$146,337	$425,614
Accounts receivable	79,451	177,500
Costs and estimated earned profits in excess of billings on completed contracts	-	28,814
Inventories	53,274	80,488
Prepaid expenses and other assets	57,539	91,720
Total current assets	336,601	804,136

Property, plant and equipment, net	227,076	242,616

	$563,677	$1,046,752

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$1,229,049	$1,191,513
Debt, current portion - net of discount	3,214,003	2,230,352
Total current liabilities	4,443,052	3,421,865

Long term liabilities:
Debt	86,573	93,062
Total long term liabilities	86,573	93,062

Total liabilities	4,529,625	3,514,927
Commitments and contingencies

Stockholders' (deficit):
Common stock, $0.001 par value; authorized shares 35,000,000; 16,490,363 and 13,333,333 issued and outstanding, respectively	16,490	16,490
Additional paid in capital	5,769,488	5,742,536
Accumulated deficit	(9,751,926)	(8,227,201)
Total stockholders' (deficit)	(3,965,948)	(2,468,175)

	$563,677	$1,046,752

See notes to audited consolidated financial statements.

4

BOOMERANG SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED

	Three Months	Three Months
	Ended	Ended
	December 31,	December 31,
	2008	2007
	(Restated)	(Restated)
Revenues
System sales	$-	$168,636
Total revenues	-	168,636

Cost of Goods Sold	-	(233,922)
Gross Loss	-	(65,286)

Expenses:
Sales and marketing	280,032	191,711
General and administrative expenses	480,028	332,053
Research and development	281,575	651,640
Depreciation and amortization	15,540	-
Total expenses	1,057,175	1,175,404

Loss from operations	(1,057,175)	(1,240,690)

Other income (expenses):
Interest income	1,057	2,251
Interest expense	(464,491)	(1,858)
Total other income (expenses)	(463,434)	393

Loss before provision for income taxes	(1,520,609)	(1,240,297)
Provision for income taxes	4,116	-

Net loss	$(1,524,725)	$(1,240,297)

Basic net loss per common share	$(0.09)	$(0.09)
Diluted net loss per common share	$(0.09)	$(0.09)

Weighted average number of shares - basic	16,490,363	13,333,333
Diluted weighted average number of shares	16,490,363	13,333,333

See notes to audited consolidated financial statements.

5

	Three Months	Three Months
	Ended December	Ended December
	31, 2008	31, 2007
	(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,524,725)	$(1,240,297)
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation	15,540	-
Grant of options for services	26,952	-
Amortization of debt discount	375,000	-
Changes in assets and liabilities:
Accounts receivable	98,049	(89,822)
Costs and estimated earned profits in excess of billings on completed contracts	28,814	-
Inventories	27,214	(684)
Prepaid expenses and other assets	34,181	(3,117)
Accounts payable and accrued liabilities	37,536	792,597
NET CASH USED IN OPERATING ACTIVITIES	(881,439)	(541,323)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	-	(154,451)
Cash of Digital upon reverse merger	-	-
NET CASH USED IN INVESTING ACTIVITIES	-	(154,451)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	608,651	435,675
Repayment for loans payable	(6,489)	-
NET CASH USED IN BY FINANCING ACTIVITIES	602,162	435,675

NET DECREASE IN CASH	(279,277)	(260,099)
CASH - beginning of period	425,614	355,609

CASH - end of period	$146,337	$95,510

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$23,810	$-
Income taxes	$4,116	$-

6

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION:

Boomerang Systems, Inc. a Utah corporation (“Boomerang Utah”) was incorporated under the laws of the State of Utah on December 6, 2006.

On February 6, 2008, Boomerang entered into an agreement with Digital Resources, Inc, (“Digital”) (formerly Dominion Resources, Inc.), a Delaware corporation. Under the terms of the agreement (the “Acquisition”) Digital issued as consideration for all the business, assets and liabilities of Boomerang Utah 13,333,334 shares (on a post one-for-fifteen reverse split basis) of Digital. Subsequent to the Acquisition, Boomerang Utah became a wholly owned subsidiary of Digital, with the shareholders of Boomerang owing approximately 80.9% of Digital. Under generally accepted accounting principles, the acquisition by Digital of Boomerang Utah is considered to be capital transactions in substance, rather than a business combination. That is, the acquisition is equivalent, to the acquisition by Boomerang Utah of Digital. As the Acquisition was a capital transaction, and not a business combination, there is no assigned goodwill or other intangible asset resulting from the Acquisition.  This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of Digital, as the legal acquirer, are those of the accounting acquirer, Boomerang Utah.  The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented.  Thus, the 13,333,333 shares of common stock issued to the former Boomerang Utah stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition.  Hereinafter Digital or Boomerang Utah are to be referred to as the “Company”, unless specific reference is made to a particular company or a subsidiary of a company.

Concurrent with the Acquisition on February 6, 2008, and required as part of the Acquisition, the Company (i) a private placement of 2,000,000 post-split shares of our Common Stock pursuant to a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the “Securities Act”) resulting in net proceeds to us of approximately $1,700,000, (ii) the completion of a one-for-fifteen reverse stock split of our outstanding shares, and (iii) completion by the Company of all filing requirements under the Securities Exchange Act of 1934, as amended, and the passage of all notice periods.

Concurrently with the closing of the Acquisition, the Company changed its corporate name to Boomerang Systems, Inc.  The Company, through its wholly owned subsidiary, Boomerang Utah, is engaged in the design, development, and marketing of automated racking and retrieval systems for automobile parking and automated racking and retrieval of containerized self-storage units. The Company was a developmental stage company through the first quarter of fiscal 2008.

7

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION (continued):

The accompanying unaudited consolidated financial statements of the Company have been prepared for the interim periods and are unaudited (consisting only of normal recurring adjustments) which are in the in opinion of management, necessary for a fair presentation of the financial position and operating results for the periods presented. These statements should be read in conjunction with Form 10-K for fiscal 2008, and other filings of the Company, including, but not limited to, the Company’s Form DEF 14C filed on December 21, 2007, all of these Form, and other Forms of the Company, are on file with the Securities and Exchange Commission. The results of operations for the three months ended December 31, 2008 are not necessarily indicative of the results for the Company to be expected for the full fiscal year ending September 30, 2009.

Note 2 - GOING CONCERN:

The Company's financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company sustained a substantial loss in fiscal 2008 of $6,612,899 which includes non-cash expenses of $1,603,263 for stock options that were issued during the fiscal year, $187,500 amortization of debt discount and $18,684 for depreciation. For the first three months of fiscal 2009, the Company incurred a net loss of $1,524,725 which includes the non-cash expense of $26,952 for stock options, $375,000 amortization of debt discount and $15,540 for depreciation. The Company had negative cash flow from operations for the first three months of fiscal 2009 and during the year ended September 30, 2008 in the amount of $881,439 and $4,449,559, respectively. As of December 31, 2008 and September 30, 2008, the Company's liabilities exceeded its assets by $3,965,948 and $2,468,175, respectively.

These factors create uncertainty whether the Company can continue as a going concern. The Company's plans to mitigate the effects of the uncertainties of the Company's continued existences are: 1) to raise additional debt and equity capital and 2) to develop a business plan which will generate positive operating cash flow.  Management believes that these plans can be effectively implemented in the next twelve-month period.

8

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENT:

The financial statements for the period ended December 31, 2008 and 2007, and the balance sheet for the year ended September 30, 2008 have been restated to correct the accounting treatment previously accorded certain transactions.

•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc.  For accounting purposes this was a reverse merger.  Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer.  The Company has recapitalized the accounting acquiree, Digital.

•	During the second quarter of fiscal year 2008 the company issued stock options. We have recognized an expense for this in the amount of $26,952 for this period.
•
During the fourth quarter of fiscal year 2008 the company issued debt with warrants attached.  The value of these warrants was capitalized and accounted for as a discount on debt in the Company’s restated Form 10K/A for the year ended September 30, 2008.  We have amortized $375,000 of this debt discount, and accounted it for as interest expense for the quarter and three months ended December 31, 2008.

Balance Sheet components of restatement data as of September 30, 2008:

Assets	As Filed	Restated	Change
Cash	425,614.00	425,614.00	-
Accounts Receiveable	177,500.00	177,500.00	-
Excess Billings	28,814.00	28,814.00	-
Inventories	80,488.00	80,488.00	-
Prepaid	91,720.00	91,720.00	-
Property Plant	242,616.00	242,616.00	-
Total Assets	1,046,752.00	1,046,752.00

Liabilitites
Accounts Payable	1,191,513.00	1,305,853.00	(114,340.00)
Debt-current	3,542,852.00	2,116,012.00	1,426,840.00
Debt-long term	93,062.00	93,062.00	-
Total Liabilties	4,827,427.00	3,514,927.00

Stockholders' Deficit
Common Stock	16,490.00	16,490.00	-
Additional Paid in Capital	4,899,178.00	5,742,536.00	(843,358.00)
Accumulated Deficit	(8,696,343.00)	(8,227,201.00)	(469,142.00)
Total Stockholders' Deficit	(3,780,675.00)	(2,468,175.00)
Total Liabilities & Stockholders' Deficit	1,046,752.00	1,046,752.00

9

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENT: (continued)

Details/Adjustments on Changes to the Balance Sheet
Category	As Filed	Note	Change	Restated
Accounts Payable	1,191,513.00			1,191,513.00
		(a)	114,340.00	114,340.00
			114,340.00	1,305,853.00

Debt-current	3,542,852.00			3,542,852.00
		(a)	(114,340.00)	(114,340.00)
		(b)	(1,500,000.00)	(1,500,000.00)
		(c)	187,500.00	187,500.00
			(1,426,840.00)	2,116,012.00

Additional Paid in Capital	4,899,178.00			4,899,178.00
		(b)	1,500,000.00	1,500,000.00
		(d)	(2,245,596.00)	(2,245,596.00)
		(e)	53,904.00	53,904.00
		(f)	(67,360.00)	(67,360.00)
		(g)	1,602,410.00	1,602,410.00
			843,358.00	5,742,536.00

Deficit	(8,696,343.00)			(8,696,343.00)
		(c)	(187,500.00)	(187,500.00)
		(d)	2,245,596.00	2,245,596.00
		(e)	(53,904.00)	(53,904.00)
		(f)	67,360.00	67,360.00
		(g)	(1,602,410.00)	(1,602,410.00)
			469,142.00	(8,227,201.00)

(a)-	Reclassification deferred rent to accounts payable and accured expenses from debt-current.
(b)-	Recording the debt discount for the warrants that accompany the promissory notes to their maximum proportional value relative to the debt.
(c)-	Recording the amortization for the debt discount for the quarter and year ended September 30, 2008.
(d)-	To reverse the initial entry to record the value of the warrants that accompanied the promissiory notes.
(e)-	To record expenses for vested portion for granted options that vest over three years in accordance with FAS No. 123 (R).
(f)-	To reverse an expense recorded for warrants granted in connection with the sale of common stock in a private placement. There should be no expense associated with regards to the warrants.
(g)-
To adjust the capital and accumulated deficit accounts to reflect an acquisition that is the equivalent of the acquisition by Boomerang Utah of Digital.  The transaction is reflected as a recapitalization, and is accounted for as a change in capital structure.  The accounting for the aquisition is identical to that resulting from a reverse aquisition.  This entry is made to properly reflect the historical equity of Boomerang Utah.

10

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENT: (continued)

Balance Sheet components of restatement data as of December 31, 2008:

Assets	As Filed	Restated	Change
Cash	146,337.00	146,337.00	-
Accounts Receiveable	79,451.00	79,451.00	-
Excess Billings	-	-	-
Inventories	53,274.00	53,274.00	-
Prepaid	57,539.00	57,539.00	-
Property Plant	227,076.00	227,076.00	-
Total Assets	563,677.00	563,677.00

Liabilitites
Accounts Payable	1,229,049.00	1,229,049.00	-
Debt-current	4,151,503.00	3,214,003.00	937,500.00
Earned Profits of Uncompleted	-	-	-
Debt-long term	86,573.00	86,573.00	-
Total Liabilties	5,467,125.00	4,529,625.00

Stockholders' Deficit
Common Stock	16,490.00	16,490.00	-
Additional Paid in Capital	4,899,178.00	5,769,488.00	(870,310.00)
Accumulated Deficit	(9,819,116.00)	(9,751,926.00)	(67,190.00)
Total Stockholders' Deficit	(4,903,448.00)	(3,965,948.00)
Total Liabilities & Stockholders' Deficit	563,677.00	563,677.00

Details/Adjustments on Changes to the Balance Sheet
Category	As Filed	Note	Change	Restated
Debt- current	4,151,503.00			4,151,503.00
		(a)	(937,500.00)	(937,500.00)
			(937,500.00)	3,214,003.00

Additional Paid in Capital	4,899,178.00			4,899,178.00
		(a)	937,500.00	937,500.00
		(c)	(26,952.00)	(26,952.00)
		(d)	(40,238.00)	(40,238.00)
			870,310.00	5,769,488.00

Accumulated Deficit	(9,819,116.00)			(9,819,116.00)
		(c)	26,952.00	26,952.00
		(d)	40,238.00	40,238.00
			67,190.00	(9,751,926.00)

(a)-	This is the unamortized portion of the debt discount for the warrants that accompanied the promissory notes issued in August 2008.
(b)-	Recording the amortization of debt discount for the quarter ended December 31, 2008.
(c)-	To record expenses for vested portion for granted options that vest over three years in accordance with FAS No. 123 (R).
(d)-	Restatement due to fiscal year ended September 30, 2008 adjustments.

11

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENT: (continued)

Statements of Operations components of restatement data for the Three Months Ended December 31, 2007:

	As Filed	Restated	Change
System Sales	-	168,636.00	(168,636.00)

COGS	-	(233,922.00)	233,922.00

Gross (Loss)	-	(65,286.00)

Expenses
Other Operations	253.00	-	253.00
Sales & Marketing	90,151.00	191,711.00	(101,560.00)
General & Administrative	-	332,053.00	(332,053.00)
Research & Development	-	651,640.00	(651,640.00)
Depreciation & Amortization	-	-	-
Total Expenses	90,404.00	1,175,404.00

(Loss) from Operations	(90,404.00)	(1,240,690.00)	1,150,286.00

Other Income(Expenses)
Interest Income	-	2,251.00	(2,251.00)
Interest Expense	(7,917.00)	(1,858.00)	(6,059.00)
Debt Discount	-	-	-
Debt Write Off	-	-	-
Total Other Income(Expenses)	(7,917.00)	393.00

(Loss) Before Provision for Income Taxes	(98,321.00)	(1,240,297.00)	1,141,976.00
Provision for Income Taxes	-	-	-

Net (Loss)	(98,321.00)	(1,240,297.00)	1,141,976.00

12

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENT: (continued)

Details/Adjustments on Changes to the Income Statement
Category	As Filed	Change	Restated
General & Administrative	453,076.00		453,076.00
		26,952.00	26,952.00
		26,952.00	480,028.00

Interest Expense	(89,491.00)		(89,491.00)
		(375,000.00)	(375,000.00)
		(375,000.00)	(464,491.00)

Net Loss	(98,321.00)		(98,321.00)
		(375,000.00)	(375,000.00)
		(26,952.00)	(26,952.00)
		(401,952.00)	(500,273.00)

Earnings Per Share:
Basic Net Loss per Common Share	(0.08)	(0.01)	(0.09)
Diluted Net Loss per Common Share	(0.08)	(0.01)	(0.09)

Weighted Average Number of Shares- Basic	1,157,029	12,176,304	13,333,333
Weighted Average Number of Shares- Diluted	1,157,029	12,176,304	13,333,333

The statement of operations data previously presented for December 31, 2007 was that of the legal acquirer, Digital, the current statement of operations presented is that of the accounting acquirer, Boomerang.

13

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENT: (continued)

Statements of Operations components for the restatement data for the Three Months Ended December 31, 2008:

	As Filed	Restated	Change
System Sales	-	-	-

COGS	-	-	-

Gross (Loss)	-	-

Expenses
Other Operations	-	-	-
Sales & Marketing	280,032.00	280,032.00	-
General & Administrative	453,076.00	480,028.00	(26,952.00)
Research & Development	281,575.00	281,575.00	-
Depreciation & Amortization	15,540.00	15,540.00	-
Total Expenses	1,030,223.00	1,057,175.00

(Loss) from Operations	(1,030,223.00)	(1,057,175.00)	26,952.00

Other Income(Expenses)
Interest Income	1,057.00	1,057.00	-
Interest Expense	(89,491.00)	(464,491.00)	375,000.00
Debt Discount	-	-	-
Debt Write Off	-	-	-
Total Other Income(Expenses)	(88,434.00)	(463,434.00)

(Loss) Before Provision for Income Taxes	(1,118,657.00)	(1,520,609.00)	401,952.00
Provision for Income Taxes	4,116.00	4,116.00	-

Net (Loss)	(1,122,773.00)	(1,524,725.00)	401,952.00

14

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 3- RESTATEMENT AND CORRECTION OF ERROR OF PREVIOUSLY ISSUED FINANCIAL STATEMENT: (continued)

Details/Adjustments on Changes to the Income Statement
Category	Orginial	Note	Change	Restated
General & Administrative	453,076.00			453,076.00
		(c)	26,952.00	26,952.00
			26,952.00	480,028.00

Interest Expense	(89,491.00)			(89,491.00)
		(b)	(375,000.00)	(375,000.00)
			(375,000.00)	(464,491.00)

Net Loss	(1,122,773.00)			(1,122,773.00)
		(b)	(375,000.00)	(375,000.00)
		(c)	(26,952.00)	(26,952.00)
			(401,952.00)	(1,524,725.00)

Earnings Per Share:

Basic Net Loss per Common Share	(0.07)	(e)	(0.02)	(0.09)

Diluted Net Loss per Common Share	(0.07)	(e)	(0.02)	(0.09)

Weighted Average Number of Shares- Basic	16,490,362	(f)	1	16,490,363
Weighted Average Number of Shares- Diluted	16,490,362	(f)	1	16,490,363

(b)-	Recording the amortization of debt discount for the quarter ended December 31, 2008.
(c)-	To record expenses for vested portion for granted options that vest over three years in accordance with FAS No. 123 (R).
(e)-	As a result of the above entries that effected earnings, the earnings per share are affected based on the cumulative effect of these entries.
(f)-	To correct weighting of shares as a result of the recapitalization and the change in capital structure.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Prior to the completion of the acquisition, the holder of Boomerang’s outstanding capital stock was Boomerang Systems Holdings, Inc. (“Holdings”).  Certain persons, who were the beneficial holders of the outstanding stock of Holdings, are also members or stockholders of other entities that are parties to agreements with Boomerang.  HSK Funding, Inc., Lake Isle Corp. and Venturetek, LP, former stockholders of Holdings, are beneficial holders of our Company and certain of their members and stockholders are also the members of B&G Management, LLC (“B&G”), subsidiary of which is a party to various transactions with us, and SB&G Properties, LC (“SB&G”, which is the landlord under a lease with us.  Burton Koffman, the individual who exercises voting and investment control over HSK Funding, Inc., is the father of David Koffman, one of our Directors, and Gene Mulvihill, the individual who exercises voting and investment control over Lake Isle Corp., is the father of Christopher Mulvihill, our President.  Venturetek, LP is also a member of B&G.

15

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED December 31, 2008 AND 2007
(Unaudited)

NOTE 4 - RELATED PARTY TRANSACTIONS (continued):

A majority-owned subsidiary of B&G, S&S Worldwide, Inc. (“S&S”) has, since Boomerang’s inception, provided Boomerang with consulting services and purchased for resale to Boomerang the parts and components used in the manufacture and construction of the two existing Boomerang automated parking and self-storage pilot systems and utilized in Boomerang’s research and development activities. The services, parts, components and other activities of S&S have been charged by S&S to Boomerang based on the actual cost to S&S of the time and materials plus an override of 5%. As of December 31, 2008, $692,697 is outstanding to S&S to be paid from Boomerang. Except for limited purchases from S&S, Boomerang is purchasing parts, components and other services directly.

Mr. Stanley J. Checketts (“Checketts”), the Company’s Chief Executive Officer, was the founder of S&S and is its Chief Executive Officer.

SB&G Properties,L.C. an entity owned by HSK Funding, Lake Isle Corp. and Venturetek, is the landlord under a lease entered into with Boomerang Utah dated October 1, 2007, relating to premises located at 324 West 2450 North, Building A, Logan, Utah. The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $260,610 plus real property and school taxes. The deferred rent of $79,393, which was deferred to October 1, 2008, has been reduced by $23,728, which are payments Boomerang Utah has made on behalf of the SB&G for construction costs. In addition, Boomerang Utah is obligated to pay for all utilities and for repairs and maintenance to the property. The approximately 29,750 square foot leased premises are used for Boomerang Utah’s manufacturing activities. On October 1, 2008 Boomerang Utah renewed and renegotiated the terms of the lease which increased the deferred rent to $176,610 annually plus the net deferral from fiscal year end 2008, which remains unpaid.

Stan Checketts Properties, L.C.(“SCP”), whose sole owner is Mr. Stanley J. Checketts, is the landlord under a lease entered into with Boomerang Utah dated October 1, 2007 for premises located at 324 West 2450 North, Building B, Logan, Utah. The term of the lease is for one year renewable for an additional one year at a fixed annual rent of $157,680 plus real property and school taxes. The deferred rent of $52,866, which was deferred to October 1, 2008, has been increased by $5,808 arising out of SCP paying real estate taxes on behalf of Boomerang Utah. In addition, Boomerang Utah is obligated to pay for all utilities and for repairs and maintenance to the property. The approximately 18,000 square foot leased premises are also used for Boomerang Utah’s manufacturing activities. On October 1, 2008 Boomerang Utah renewed and renegotiated the terms of the lease which increased the deferred rent to $106,857 annually plus the net deferral from fiscal year end 2008, which remain unpaid.

SB&G is obligated on a twenty-year promissory note owing to a non-affiliated bank in the principal amount of $858,711 as of December 31, 2008, bearing interest at 7.845% per annum and due August 1, 2027. The promissory note is collateralized by the real property that is the subject of the lease from SB&G to Boomerang Utah. Boomerang Utah, along with Messrs. Gene Mulvihill (“Mulvihill”), the father of Christopher Mulvihill, the President of our company, Checketts, and Burton Koffman (“Koffman”), the father of David Koffman, a member of our Board of Directors, are the joint and several guarantors of the promissory note.

16

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED December 31, 2008 AND 2007
(Unaudited)

NOTE 4 - RELATED PARTY TRANSACTIONS (continued):

Holdings, who sold its membership interest in SB&G to its shareholders and each of Messrs. Mulvihill and Koffman, are the guarantors of a financing lease entered into on September 1, 2007 between Boomerang Utah and a nonaffiliated bank. The lease relates to certain equipment used by Boomerang Utah in its manufacturing operations. The total cost of the equipment was approximately $900,000. The rental is payable in sixty monthly installments of approximately $12,750. Boomerang Utah has the option to purchase the equipment at the conclusion of the lease term for approximately $315,000 which amount is the parties’ pre-determined fair market value of the equipment at the conclusion of the lease.

J and A Financing, Inc., also affiliated with Messrs. Mulvihill and Koffman has guaranteed two loans to Boomerang Utah from a non-affiliated bank, totaling $485,000 as of December 31, 2008.

We also lease on a month-to-month basis approximately 743 square feet of office space at 355 Madison Avenue, Morristown, New Jersey from St. Mark’s Associates. The rental is $1,362 per month and we are obligated to maintain the premises. Mr. Mulvihill, the father of Mr. Christopher Mulvihill, the President of our company, is a partner of St. Mark’s Associates. St. Mark’s Associates sold the building on December 30, 2008 and we are currently in negotiations on a new lease for the space with the new owners.

In May, 2008, we executed and delivered to J & A Financing, Inc. a Demand Grid Note with a maximum borrowing availability of $1,500,000. As of December 31, 2008, we have an outstanding balance of $1,000,000 on the Grid Note. Interest under the Grid Note accrues at 9% per annum and principal and accrued interest is due on demand. The gross proceeds of $1,000,000 were used for working capital and general corporate purposes.

During the first quarter of fiscal 2009, two of the Company’s shareholders, HSK Funding, Inc. and Lake Isle Corp., each loaned the Company $237,500. Each loan bears interest of 9% and are due on demand.

NOTE 5- INVENTORY:

Inventories consisting of parts, materials, and assemblies are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

NOTE 6- REVENUE RECOGNITION:

Revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, inclusive of those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the changes are determined. The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

17

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 7- ACCOUNTS RECEIVABLE:

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For the period ended December 31, 2008 and 2007, the Allowance for Doubtful Accounts was $0.

NOTE 8- PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Costs of major additions and betterments are capitalized. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets. Depreciation and amortization for the three months ended December 31, 2008 and 2007 was $15,540 and $0, respectively.

NOTE 9- RESEARCH AND DEVELOPMENT:

Pursuant to SFAS No. 2, research and development costs are expensed as incurred.

NOTE 10- ADVERTISING:

Advertising costs amounted to $83,335 and $0 for the three months ended December 31, 2008 and 2007, respectively. Advertising costs are expensed as incurred.

NOTE 11- USE OF ESTIMATES:

Management of the Company has made estimates and assumptions relating to reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

18

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 12- DEBT:

Through our wholly owned subsidiary Boomerang Utah, we renewed two loan agreements with a non-affiliated bank. The $200,000 loan has a maturity date of February 16, 2009 with an interest rate of 5.05%. The $285,000 loan now has a maturity date of March 14, 2009 with an interest rate of 4.71%. With each extension on the stated loans we paid the interest that was accrued to the maturity date and the interest rates were updated to reflect the current market. The Company does not view these loans as being substantially modified, but rather having been rolled over into new loans. There has been no forgiveness of debt under these loans.

During the first quarter of fiscal 2009, two of the Company’s shareholders, HSK Funding, Inc. and Lake Isle Corp., each loaned the Company $237,500. Each loan bears interest of 9% and are due on demand.

During the fourth quarter of fiscal 2008, we issued debt , which included $1,500,000 principal amount of the Company’s promissory notes due twelve months from issuance with interest accruing at the rate of 12% per annum payable currently at 1% per month. Issued with the promissory notes are intended to be five-year common stock purchase warrants exercisable at $1.25 per share to purchase an aggregate of 1,500,000 shares of Common Stock, or one warrant for each $1.00 of notes purchased. In the event the promissory notes and any accrued but unpaid interest are not paid at maturity, the holder of the notes will be issued additional five-year common stock purchase warrants exercisable at a per common share exercise price equal to 80% of the average of the last sale prices for the Company’s Common Stock during the most recent ten trading days prior to the date of issuance of the warrants and, in the event last sale prices are unavailable for a full ten trading days, such additional number of trading days immediately prior to such ten trading day period so as to total the most recent ten trading days during which last sale prices are available. The warrants will be issued at the rate of warrants to purchase 1.5 shares for each dollar of principal and accrued interest that remains unpaid for each 30-day period after maturity of the notes.

The value of the warrants has been allocated based on their fair value to entire debt. The Company valued the warrants to their maximum value in proportion to the entire of the $1,500,000 in debt. The warrants were valued at $2,245,596 using a Black-Scholes valuation model with the following assumptions were used to calculate the fair value of the warrants: dividend yield of 0%; expected volatility of 272.9%; risk-free interest rate of 1.61%; an expected life of five years; fair value of the stock on the date of the debt agreement was $1.50 per share. The Company has recorded a debt discount with regards to these warrants to their maximum proportional value relative to the debt of $1,500,000. This discount is to be amortized over the life of the loan. The Company amortized $562,500 to date, with regards to the debt discount. A total of $937,500 has not been amortized as of December 31, 2008.

19

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 13- OPTIONS:

During the first quarter of fiscal 2008, the Company granted options to purchase common stock, comprised of five-year non-statutory options to purchase 360,000 shares exercisable at $0.90 per share. The fair value of common shares on the date of grant for the 360,000 options was $1.35 per share. These 360,000 shares are subject to the following vesting schedule; 25% eighteen months after the grant date of February 6, 2008 and 25% every six months thereafter. These stock options are subject to forfeiture until service conditions associated with their grant are satisfied.

On February 6, 2008, we adopted SFAS No. 123 (R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including stock options and employee stock purchases based on estimated fair values. The following table summaries stock-based compensation expenses for. employee stock purchases and non-vested shares under SFAS No. 123 (R) for the fiscal period ended December 31, 2008. We use the Black-Scholes option pricing model (“BSM”) to estimate the grant date fair value of stock option awards.

Recognized Expense for Non-Vested Options for Period Ended:
December 31,2008: General and administrative	$26,952

The weighted average exercise price is $0.90, using the BSM with the following weighted average assumptions:

Period Ended December 31, 2008
Expected volatility	272.9%
Risk-free interest rate	2.650%
Expected term (in years)	8.81
Dividend Rate	0.0%

The volatility assumption for the period was based on the weighted average for the most recent year and long term volatility measures of our stock as well as certain of our peers.

The value of the warrants has been allocated based on their fair value to entire debt. The Company valued the warrants to their maximum value in proportion to the entire of the $1,500,000 in debt. The warrants were valued at $2,245,596

A stock-based compensation expense recognized in the accompanying consolidated statement of operations for the period ended December 31, 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123 (R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  Currently we have no historical data to use for estimating out forfeitures.

20

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

NOTE 14- COMMITMENTS AND CONTINGENCIES:

SB&G is obligated on a twenty-year promissory note owing to a non-affiliated bank in the principal amount of $881,250, bearing interest at 7.845% per annum and due August 1, 2027. The promissory note is collateralized by the real property that is the subject of the lease from SB&G to Boomerang. Boomerang, along with Messrs. Mulvihill, Checketts, and Koffman, are the joint and several guarantors of the promissory note.

NOTE 15- SUBSEQUENT EVENTS:

During the month of January 2009, Lake Isle Corp., a shareholder of the Company, loaned an additional $150,000 and HSK Funding, Inc., another shareholder, loaned $50,000. Both loans bear interest of 9% and are due on demand.

21

BOOMERANG SYSTEMS, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM. 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

INTRODUCTION

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and accompanying notes appearing elsewhere in this report. This discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward looking statements as a result of certain factors, including but not limited to the risks discussed in this report.

The Company, through its wholly owned subsidiary, Boomerang, which it acquired in February 2008, is engaged in the design, development, and marketing of automated racking and retrieval systems for automobile parking and automated racking and retrieval of containerized self-storage units.

The Company’s revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, inclusive of those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the changes are determined. The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

LIQUIDITY AND CAPITAL RESOURCES

During the first three months of fiscal 2009, the Company had net loss of $1,524,725. Included in net loss is the non-cash expense of depreciation of $15,540, $26,952 for stock options and $375,000 to amortize the debt discount.

During the first three months of fiscal 2009, changes in assets and liabilities primarily included a decrease in cash and cash equivalents resulting from an decrease in accounts receivable of $98,049, an decrease in prepaid and other assets of $34,181 and an decrease in inventory of $27,214, offset by an increase of accounts payable and accrued liabilities of $37,536. After reflecting the net changes in assets and liabilities, net cash used by operations was $881,439.

During the first three months of fiscal 2009, financing activities provided net cash from loans payable of $608,651 with a repayment of loans payable of $6,489. Accordingly, net cash provided by financing activities was $602,162.

Accordingly, during the first three months of fiscal 2009, the Company's cash and cash equivalents decreased by $279,277.

22

During the year ended September 30, 2009, we expect to require and seek to raise the sum of approximately $7,500,000 from the private sale of our debt and equity securities. The $7,500,000 represents repaying approximately $4,500,000 of current debt, $1,300,000 for accounts payables and the remaining balance is for the funding of working capital. It is presently intended that the securities will be offered in such jurisdictions where the offering may lawfully be made to those persons who purchased our securities in our private sales of securities completed in February and August, 2008 with any unsold securities purchased by certain of our affiliates. The foregoing is not and should not be considered to be an offering of our securities. The foregoing is for informational purposes only. The securities offered will not be and have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

There can be no assurance that the capital the Company requires to meet its operating needs will be raised on the above terms or any other terms. If the Company is unsuccessful in raising this capital, it may be required to curtail its operations.

RESULTS OF OPERATIONS

FISCAL PERIOD ENDED DECEMBER 31, 2008 COMPARED WITH PERIOD ENDED DECEMBER 31, 2007

Sales and Marketing were $280,032 during the first three months of fiscal 2009 compared with $191,711 during the first three months of fiscal 2008, for an increase of $88,321. The increase is the result of sales and marketing of the racking and retrieval systems, which include advertising expenses of $83,335. In addition, as of December 31, 2008, the Company employed four full time salesmen, which are recorded under Sales and Marketing expense.

General and administrative expenses were $480,028 during the first three months of fiscal 2009 compared with $332,053 during the first three months of fiscal 2008, for an increase of $147,975. This increase is primarily the result of additional administrative expenses in connection with the day to day operations of the Company and construction of the prototype, including two part time and four full time employees. It also contains $26,952 expense for stock options.

Research and Development expenses were $281,575 during the first three months of fiscal 2009 compared with $651,640 during the first three months of fiscal 2008, for a decrease of $370,065. This decrease is a result of the Company’s research and development of multi-picking racking and retrieval system for the parking product line prototype being completed in the prior year and a reduction in the workforce.

Depreciation and amortization was $15,540 during the first three months of fiscal 2009 compared to $0 during the first three months of fiscal 2008, for an increase of $15,540. This increase is the result of the purchase of additional assets in fiscal 2009.

Interest income was $1,057 during the first three months of fiscal 2009, compared with $2,251 during the first three months of fiscal 2008, for a decrease of $1,194 due to interest earned on bank balances for a shorter period of time.

Interest expense was $464,491 during the first three months of fiscal 2009, compared with $1,858 during the first three months of fiscal 2008, for an increase of $462,633. This increase is the result of additional borrowings and a non-cash expense of $375,000 to amortize the debt discount.

23

OFF BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the fiscal quarter ended December 31, 2008 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our interests.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES:

Our financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates we use to prepare the consolidated financial statements. We base our estimates on historical experiences and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management.

We do not participate in, nor have we created, any off-balance sheet special purpose entities or other off-balance sheet financing.

We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations.

Principles of consolidation - The accompanying consolidated financial statements include the accounts of Boomerang Systems, Inc. and its wholly owned subsidiaries (collectively, the “Company”). All significant inter-company transactions have been eliminated.

Cash - We maintain cash in bank accounts which may, at times, exceed federally insured limits. We have not experienced any loss on these accounts.

Accounts receivable - Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For the period ended December 31, 2008 and 2007, the Allowance for Doubtful Accounts was $0.

Property and equipment - Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Costs of major additions and betterments are capitalized. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets.

Revenue recognition - Revenues from manufacturing contracts are recognized using the percentage-of-completion method of accounting. Under this method, revenues earned are primarily recorded based on the contract. Contract costs include all direct material, labor, freight, and equipment costs, and those indirect costs related to contract performance such as indirect labor, overhead, supplies, shop, and tool costs. Selling, general, and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, inclusive of those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the changes are determined. The asset "Costs and estimated earned profits in excess of billings on uncompleted contracts" represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earned profits on uncompleted contracts" represents billings in advance of revenues recognized and contemplated losses on contracts in progress.

24

Research and development - Pursuant to SFAS No. 2, research and development costs are expensed as incurred.

Inventories - Inventories consisting of parts, materials, and assemblies are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

Stock options - Pursuant to SFAS 123 ( R ), the Company uses the Black-Scholes method to calculate the fair value of the options.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1996

With the exception of historical matters, the matters discussed in this Report are “forward-looking statements” as defined under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements made herein include, but are not limited to, the statements in this Report regarding the Company’s plans and objectives relating to its acquisition of the business activities of Boomerang, the success of Boomerang in pursuing its business activities and the ability of the Company to raise additional capital and the adequacy of that capital to fund the Company’s proposed business plans and objectives. The Company’s ability to realize revenues from and raise additional capital for the business plans discussed herein cannot be assured. Under such circumstance, an investor’s entire investment will be in jeopardy and may be lost. The Company’s business plan has evolved over time and the Company expects that its plans will evolve further in the future. These changes create additional risks and uncertainties to the investor. The Company’s inability to meet its plans and objectives or the consequences to it from adverse developments in general economic or capital market conditions and its inability to raise additional capital could have a material adverse effect on it. The Company cautions investors that various risk factors accompanying those forward-looking statements are described, among other places, under the caption “Risk Factors” herein. They are also described in the Company’s Annual Reports on Form 10-K, it’s Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. These risk factors could cause the Company’s operating results, financial condition and ability to fulfill its plans to differ materially from those expressed in any forward-looking statements made in this Report and could adversely affect its financial condition and its ability to pursue its business strategy and plans.

RISK FACTORS

An investment in the Company's securities involves a high degree of risk, including, but not necessarily limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the Company and its business before making an investment decision to purchase the Company’s securities.

25

The Company Has Limited Current Revenues and Has a Severe Shortage of Capital. Boomerang was organized in January 2007 and is in the early stage of developing its business plan and operations and has a very limited history of operations. During the first fiscal quarter of 2009 there were no contracts. As a result of Boomerang’s limited operating history, Boomerang has limited meaningful historical financial data upon which an evaluation of its current business plans and its prospects can be based. Boomerang’s anticipated expense levels in the future are based in part on its expectations as to the subjective views of its management as to the market for its automated parking and self-storage systems. Boomerang currently has a severe shortage of working capital. The Company has approximately $5,400,000 of indebtedness due on demand or classified as a current liability. Boomerang requires additional capital to continue its operations.

There are Questions As to the Company’s Ability to Continue as a Going Concern; There is an Explanatory Paragraph in the Independent Auditors Report Concerning These Questions. The Company’s financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company had a loss in fiscal 2008 of $6,612,899 which includes the non-cash expenses of $1,603,263 for stock options that were issued during the fiscal year, $18,864 for depreciation and $187,500 for the amortization of debt discount and net loss for the first three months of fiscal 2009 in the amount of $1,524,725 includes the non-cash expenses of $15,540 for depreciation, $26,952 for stock options and $375,000 for the amortization of debt discount. The Company had a working capital deficiency at December 31, 2008 of $4,106,451. The Company had a negative cash flow from operations during the first three months of fiscal 2009 and in fiscal 2008 of $881,439 and $541,323, respectively. As of December 31, 2008, the Company’s liabilities exceeded its assets by $3,965,948. All the foregoing factors lead to questions concerning the Company’s ability to meet its obligations as they come due. The Company has financed its activities using private debt and equity financings. As a result of the losses incurred and current negative working capital and other matters described above, there is no assurance that the carrying amounts of the Company’s assets will be realized or that liabilities will be liquidated or settled for the amounts recorded.

The independent auditor’s report on the Company’s financial statements as of and for the year ended September 30, 2008 includes an explanatory paragraph which states that the Company has no material revenues, has suffered recurring losses from operations, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.

The Company May Never Become Profitable. There can be no assurance that the Company, including Boomerang, will have a significant or successful operating history. The Company may experience losses, limited or no potential for earnings, limited assets, negative net worth or other characteristics that are indicative of development stage companies. There can be no assurance that after an acquisition by the Company, the business of Boomerang can be operated so as to develop significant revenues and cash flow and become profitable.

The Company Needs Additional Capital to Pursue its Business Plans and It May be Unable to Raise that Capital. The Company had cash of $146,337 and current liabilities of $3,414,003 including accounts payable of $1,229,049 as of December 31, 2008. As of January 29, 2009, the Company had cash of $152,761 and liabilities in the amount of $5,626,444, including debt in the amount of $4,512,425 and accounts payable in the amount of $1,114,019. As of December 31, 2008, we had no outstanding contracts. Management estimates that it will require an additional $7,500,000 of capital through September 30, 2009 and that its fixed expenses are approximately $150,000 per month. The Company is in need of raising additional capital in order to continue its operations.

26

Including the cash required in pursuing our business plan, we estimate that we may require up to an additional $7,500,000 during the fiscal year ending September 30, 2009 to fund our intended level of operations. Further, in the event we engage in any further material transactions during the fiscal year ending September 30, 2009, it can be expected that we will require additional funds. Of the $7,500,000, approximately $4,500,000 is repayment of current debt, $1,300,000 for accounts payable and the remaining balance is for the funding of working capital. As of January 29, 2009, we had made no firm arrangements to obtain these funds or to engage in any such material transactions and there can be no assurance that such funds can be obtained. However, we believe we will be able to obtain such funds from further financings or sales of equity securities, including debt securities convertible into equity. The failure to obtain these funds may impair our ability to meet our business objectives.

The foregoing is not and should not be considered to be an offering of the Company’s securities. The foregoing is for informational purposes only. The securities offered will not be and have not been registered under the Securities Act and may not be offered or sold in the United States absence registration or an applicable exemption from the registration requirements.

There can be no assurance that the capital the Company requires to meet its operating needs will be raised on the above terms or any other terms. If the Company is unsuccessful in raising this capital, it may be required to curtail its operations.

Limited Management Experience in Manufacture and Marketing of Automated Parking and Self-storage Systems. The Company has only recently entered the business of manufacturing and marketing of automated parking and self-storage systems and its management has limited experience in the manufacturing and marketing of automated parking and self storage systems. This limited experience can be expected to possibly result in disruptions or inefficiencies in these activities which may adversely affect the Company’s activities and its operating results subsequent to the Company’s acquisition of Boomerang. Because of this limited experience, the Company may be unable to achieve its goals and objectives in sales of its systems which would result in disappointing revenues and operating results. Mr. Stanley J. Checketts, is the Chief Executive Officer of the Company following the acquisition of Boomerang, has various real estate and other interests to which he will devote a portion of his time. Such activities are not expected to interfere with his activities on the Company’s behalf.

Intense Competition. Management expects that the Company will experience intense competition. It can be expected that it will experience intense competition from others in the manufacturing and marketing of its automated parking and self-storage facilities. Management believes that it has more than ten competitors engaged in the manufacture and marketing of automated parking facilities and a more limited number engaged in the manufacture and marketing of the self-storage facilities. Management expects that many of its competitors will be divisions of large multi-national enterprises and be better capitalized than the Company. Other automated parking and self-storage facilities are available from both domestic and foreign manufacturers, and it can be anticipated that others will seek to enter the market. Manufacturers of automated materials handling warehouse systems may seek to manufacture systems in competition with the Company.

27

Absence of Patent or Other Protection. Boomerang has not to date been granted any patent protection for its automated trolley-operated parking and self-storage systems and there can be no assurance that, if applied for, any significant patent protection would be granted. Accordingly, Boomerang may have limited protection to prevent others from entering into competition with it. There can be no assurance that Boomerang’s systems may not violate the patent or other proprietary rights of others. If such violations should occur, the Company could be subject to litigation seeking to enjoin the manufacture and sale of the systems, seeking to collect royalties or other monetary damages. The existence of such litigation or the threat of such litigation could disrupt and delay the Company’s ability to pursue its business plans.

Absence of Market Studies. Other than recent initial marketing efforts conducted by the Company’s employees, it has not obtained any market studies by outside consultants or others. Accordingly, there are no independent studies performed by non-affiliated persons to support the beliefs of the Company’s management as to the likely market for the automated systems it intends to manufacture and market. There can be no assurance that the market for these systems will be significant.

The Requirements of Section 404 of the Sarbanes-Oxley Act of 2002 Require that the Company Undertake an Evaluation of Its Internal Controls That May Identify Internal Control Weaknesses. The Sarbanes-Oxley Act of 2002 imposes new duties on the Company and its executives, directors, attorneys and independent registered public accounting firm. In order to comply with the Sarbanes-Oxley Act, the Company is required to evaluate its internal controls systems to allow management to report on, and its independent auditors to attest to, the Company’s internal controls. The Company has initiated the establishment of the procedures for performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company anticipates being able to fully implement the requirements relating to reporting on internal controls and all other aspects of Section 404 in a timely fashion. If the Company is not able to implement the reporting requirements of Section 404 in a timely manner or with adequate compliance, the Company’s management and/or its auditors may not be able to render the required certification and/or attestation concerning the effectiveness of the internal controls over financial reporting, the Company may be subject to investigation and/or sanctions by regulatory authorities, such as the Securities and Exchange Commission or the NASD, Inc., and its reputation may be harmed. Any such action could adversely affect the Company’s financial results and the market price of its common stock.

Continued Control by Existing Management and a limited number of Shareholders. The Company’s management and a limited number of shareholders retain significant control over the Company and its business plans and investors may be unable to meaningfully influence the course of action of the Company. The existing management and a limited number of shareholders are able to control substantially all matters requiring shareholder approval, including nomination and election of directors and approval or rejection of significant corporate transactions. There is also a risk that the existing management of the Company and a limited number of shareholders will pursue an agenda, which is beneficial to themselves at the expense of other shareholders.

There Is No Assurance Of An Active Public Market For The Company’s Common Stock And The Price Of the Company’s Common Stock May Be Volatile. Given the relatively minimal public float and trading activity in the Company’s securities, there is little likelihood of any active and liquid public trading market developing for its shares. If such a market does develop, the price of the shares may be volatile. Since the shares do not qualify to trade on any national securities exchange, if they do actually trade, the only available market will continue to be through the OTC Bulletin Board or in the "pink sheets". It is possible that no active public market with significant liquidity will ever develop. Thus, investors run the risk that investors may never be able to sell their shares.

28

Possible Future Issuances of Additional Shares that are Authorized May Dilute the Interests of Stockholders. Our Certificate of Incorporation currently authorize our Board of Directors to issue up to 35,000,000 shares of Common Stock and 1,000,000 shares of undesignated Preferred Stock. Any additional issuances of any of our securities will not require the approval of shareholders and may have the effect of further diluting the equity interest of shareholders.

Existence of Limited Market for the Company’s Common Stock. There has been a very limited market for the Company’s Common Stock. Accordingly, although quotations for the Company’s Common Stock have been, and continue to be, published on the OTC Bulletin Board and the “pink sheets” published by the National Quotation Bureau, Inc., these quotations, in the light of the Company’s operating history, continuing losses and financial condition, are not necessarily indicative of the value of the Company. Such quotations are inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

29

ITEM 3. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended as of December 31, 2008, the end of the period covered by this quarterly report, our management concluded its evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.

Our management, including our Principal Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Disclosure Controls
Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Principal Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Based upon that evaluation, our company's Principal Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective because of the significant deficiency and the material weakness described below. Measures are being taken to include documentation of management oversight and review as part of the appropriate functional procedures.

Restatement of financial statements:
The financial statements for the quarter and three months ended December 31, 2008 and 2007, and the balance sheet as of September 30, 2008 have been restated to correct the accounting treatment previously accorded certain transactions.

•
In February 2008, Digital entered into a merger agreement with Boomerang Systems, Inc. For accounting purposes this was a reverse merger. Originally the Company had used the beginning balances for the fiscal year of the legal acquirer not the accounting acquirer. The Company has recapitalized the accounting acquiree, Digital. In addition, the Company previously presented the Statements of Operations for the three months ended December 31, 2008, and the Statements of Cash Flows for the three month ended December 31, 2008 as those of the legal acquirer and not that of the accounting acquirer.

•	During the second quarter of fiscal year 2008 the company issued stock options. We have recognized an expense for this in the amount of $26,952 for this period.

30

•
During the fourth quarter of fiscal year 2008 the company issued debt with warrants attached. The value of these warrants was capitalized and accounted for as a discount on debt in the Company’s restated Form 10K/A for the year ended September 30, 2008. We have amortized $375,000 of this debt discount, and accounted it for as interest expense for the quarter and three months ended December 31, 2008.

Other than the items discussed above there have been no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Changes in Internal Controls
No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) occurred during the quarter ended December 31, 2008. There was a material weakness for quarter ended December 31, 2008 due to the company using the incorrect comparative numbers. The Company has decided to use 2007 numbers from Boomerang Utah as per the accounting procedures for a reverse merger, which had changed the September 30, 2008 balance sheet. The Company issued stock options during this quarter that were originally not accounted for.

In addition, this quarterly report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this quarterly report.

31

PART II
OTHER INFORMATION

ITEM 4. EXHIBITS

Exhibit Number	Description

3.1(a)	Certificate of Incorporation and Amendment No. 1 thereto (1)

3.1(b)	Certificate of Amendment dated June 24, 1992 to Certificate of Incorporation. (2)

3.2	By-Laws (1)

3.3	Certificate of Amendment filed February 6, 2008 effecting a one-for-fifteen reverse stock split of the registrant’s outstanding Common Stock. (3)

3.4	Certificate of Amendment filed February 6, 2008 effecting an increase in the registrant’s authorized shares of Common Stock. (3)

3.5	Certificate of Ownership and Merger filed February 6, 2008 effecting a change in the Registrant’s corporate name to Boomerang Systems, Inc. (3)

14	Code of Ethics (3)

31.1	Certification of President and Principal Executive Officer Pursuant to Rule 13a-14(a)

31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)

32.1	Certification of President and Principal Executive Officer Pursuant to Section 1350 (Furnished but not filed)

32.2	Certification of Principal Financial Officer Pursuant to Section 1350 (Furnished but not filed).

(1)	Filed as an exhibit to the Registration Statement on Form S-1 (File No. 2-66471) of the Company and incorporated herein by reference.

(2)	Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended September 30, 1992 and incorporated herein by reference.

(3)	Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended September 30, 2003 and incorporated herein by reference.

32

SIGNATURES

In accordance with to the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOMERANG SYSTEMS, INC.

Dated: June 4, 2009	By: /s/ Stanley J. Checketts
Stanley J. Checketts
Principal Executive Officer

Dated: June 4, 2009	By: /s/ Joseph R. Bellantoni
Joseph R. Bellantoni
Principal Financial Officer
and Principal Accounting Officer

33

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph R. Bellantoni, certify that:

1.   I have reviewed this quarterly report on Form 10-Q/A of Boomerang Systems, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
       (a.) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
       (b.) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
       (c.)Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
       (d.) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     (a.) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

       (b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: June 4, 2009	By: /s/	Joseph R. Bellantoni
Joseph R. Bellantoni
Principal Financial Officer

2

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stanley J. Checketts, certify that:

1.   I have reviewed this quarterly report on Form 10-Q/A of Boomerang Systems, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
       (a.) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
       (b.) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
       (c.)Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
       (d.) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
       (a.) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
       (b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: June 4, 2009	By: /s/	Stanley J. Checketts
Stanley J. Checketts
Principal Executive Officer

2

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Boomerang Systems, Inc. (the Company) on Form 10-Q/A for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I Joseph R. Bellantoni, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002,that:

1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joseph R. Bellantoni

Joseph R. Bellantoni
Chief Financial Officer
June 4, 2009

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Boomerang Systems, Inc. (the Company) on Form 10-Q/A for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I Christopher Mulvihill, President of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002,that:

1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Stanley J. Checketts

Stanley J. Checketts
Principal Executive Officer
June 4, 2009

A signed original of these written statements required by Section 1350 has been provided to Boomerang Systems, Inc. and will be retained by Boomerang Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.